                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-36857

PROSPECTUS

                                2,100,000 SHARES

                           [DENALI INCORPORATED LOGO]

                                  COMMON STOCK

     All of the shares of Common Stock, par value $.01 per share ("Common Stock"), of Denali Incorporated, a Delaware corporation ("Denali" or the "Company"), offered hereby are being sold by the Company. Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "DNLI".

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================
                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                            PUBLIC                DISCOUNT(1)               COMPANY(2)
-------------------------------------------------------------------------------------------------------
Per Share.........................          $13.00                   $0.91                    $12.09
Total(3)..........................       $27,300,000               $1,911,000              $25,389,000
=======================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated offering expenses of $1.15 million payable by the Company.

(3) The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 315,000 shares of Common Stock from the Company, solely to cover over-allotments. If all such shares are purchased by the Underwriters, the total Price to Public will be $31,395,000, the total Underwriting Discount will be $2,197,650 and the total Proceeds to Company will be $29,197,350. See "Underwriting."
                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the Underwriters' right to withdraw, cancel or modify such offer and reject any order in whole or in part. It is expected that delivery of the shares of the Common Stock will be made on or about November 26, 1997.
                             ---------------------

MORGAN KEEGAN & COMPANY, INC.                      RAUSCHER PIERCE REFSNES, INC.

               The date of this Prospectus is November 20, 1997.

[1. Map of United States identifying location of Company facilities]

[2. Ershigs logo and photograph of product with caption: "Ershigs is a manufacturer of engineered fiberglass reinforced composites for handling corrosive fluids. Ershigs designs, manufactures and installs stacks, stack liners, scubbers, tanks, abrasion resistant pipe and fittings, retention towers, and various types of engineered systems."]

[3. SEFCO logo and photograph of product with caption: "SEFCO is an integrated manufacturer of engineered field-erected steel tanks and accessories for use in the water and wastewater, agrochemical and petroleum industries."]

[4. Hoover Containment logo and photograph of product with caption: "Hoover
    Containment is a manufacturer of steel rectangular above ground storage tanks."]

[5. Fluid Containment logo and photograph of product with caption: "Fluid containment is a manufacturer of fiberglass composite underground storage tanks. Pictured above is the research tank farm for a major multinational oil company. The installation pictured at the right shows a double-walled tank. "]

[6. Photo with caption: "Our Vision. To be the leading provider of solutions for the critical fluid handling industry."]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including Notes thereto, appearing elsewhere in this Prospectus. References to pro forma financial information should be read in conjunction with the Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. As used in this Prospectus, all references to the "Company" or to "Denali" refer to Denali Incorporated, its predecessors and subsidiaries.

                                  THE COMPANY

     Denali Incorporated is a rapidly growing provider of products and services for handling critical fluids, which are fluids that are economically valuable or potentially hazardous to the environment. The Company believes that it is a leading manufacturer of fiberglass composite underground storage tanks ("USTs"), steel rectangular aboveground storage tanks ("ASTs") and engineered fiberglass reinforced composites for handling corrosive fluids. Critical fluids handling products and services are used in a wide variety of applications, including in retail petroleum marketing and in petroleum, chemical, pulp and paper, electric power and other industrial process plants.

BACKGROUND

     The Company was formed in 1994 to acquire the fiberglass composite UST business of Owens Corning. Initially, the Company focused its efforts on improving profitability, improving responsiveness to customers and developing new products. The Company's management also realized that the critical fluids handling industry was highly fragmented and that there would be significant opportunities to consolidate the industry.

     In October 1995, the Company acquired Hoover Containment, Inc. ("Hoover"), a manufacturer of steel rectangular ASTs, and, in February 1997, the Company acquired Ershigs, Inc. ("Ershigs"), a manufacturer of engineered fiberglass reinforced plastic ("FRP") products for handling corrosive fluids.

     In October 1997, the Company acquired GL&V LaValley Construction, Inc. ("LaValley"), another manufacturer of engineered FRP products, and SEFCO, Inc. ("SEFCO"), a fabricator of engineered field-erected steel tanks.

     Prior to forming the Company, the Company's Chairman and Chief Executive Officer, Stephen T. Harcrow, was President of EnviroTech, a business unit of Baker Hughes Incorporated, from 1988 to 1993. EnviroTech was a manufacturer of equipment for process industries. During Mr. Harcrow's tenure as President, EnviroTech grew through the acquisition of manufacturers of fluid separation, pumping and measurement products, with annual revenues increasing from approximately $365 million up to $680 million. Since the Company's formation, five other former employees of EnviroTech have joined the Company as executive officers.

PRODUCTS AND SERVICES

     Containment Products. The Company's Containment Products Group specializes in the manufacture of fiberglass composite USTs and steel rectangular ASTs. The Company's fiberglass composite USTs, manhole products and oil/water separators are marketed under the Fluid Containment tradename and its steel rectangular ASTs are marketed under the Hoover and LubeCube(R) tradenames.

     Engineered Products. The Company's Engineered Products Group specializes in providing custom engineered FRP products and engineered metal products for the pulp and paper, power, chemical, water and wastewater and other process industries. The Company markets its engineered FRP products under the Ershigs tradename and believes that it is a leading domestic provider of engineered FRP products for corrosion resistant applications. SEFCO is an integrated manufacturer of engineered field-erected steel tanks and accessories for use in the water and wastewater, agrochemical and petroleum industries. This group focuses its operations on complex projects, where custom engineering and special manufacturing expertise are critical.

BUSINESS STRATEGY

     The Company's objective is to become the leading provider of a broad range of products and services for handling critical fluids through strategic acquisitions and internal growth. The Company believes that the fragmented nature of the critical fluids handling industry, which is comprised of many companies with limited product ranges or serving limited geographic areas, will provide continued acquisition and internal growth opportunities. The Company also believes that these opportunities provide the Company with the ability to offer a comprehensive range of specialized solutions for meeting its customers' critical fluids handling needs.

     Acquisition Strategy. Since its founding in 1994, the Company has completed five acquisitions. The Company's net sales have grown from approximately $17.8 million for fiscal 1995 (a 28-week period ended July 1, 1995) to $71.1 million for fiscal 1997. Pro forma net sales for fiscal 1997 were approximately $104.9 million, including approximately $17.9 million with respect to the recent acquisitions of SEFCO and LaValley. Net loss for fiscal 1995 was $43,000 and increased to net income of $317,000 for fiscal 1997 and was $595,000 for pro forma first quarter fiscal 1998, excluding a $2.3 million non-recurring compensation charge. In addition, EBITDA (as defined in "Summary Consolidated Financial Data") increased from $981,000 for fiscal 1995 to approximately $3.9 million for fiscal 1997 and was $2.3 million for pro forma first quarter fiscal 1998. Key elements of the Company's acquisition strategy include:

     - Develop a Comprehensive Range of Products and Services. The Company's existing products offer a variety of containment and engineered materials solutions for handling critical fluids. The Company intends to broaden its product lines to introduce additional critical fluid separation and measurement products. The Company believes that the ability to offer a comprehensive range of critical fluids handling products and services will be a competitive advantage.

     - Expand Within Existing Markets. The Company intends to expand its product offerings within the geographic markets it currently serves. For example, the SEFCO acquisition is expected to expand the Company's engineered product capabilities into the field fabrication of tanks.

     - Penetrate New Geographic Markets, Including International Markets. The Company believes that it can expand its operations that are regional in nature throughout the United States and internationally. For example, the acquisition of LaValley is expected to strengthen the Company's market position in the Gulf Coast region for the Company's engineered products. In addition, the Company intends to pursue license agreements for the international manufacture of certain products.

     Internal Growth Strategy. The Company is also focused on expanding the scope and profitability of each of the businesses it acquires. Key elements of this growth strategy are:

     - Promote Internal Growth through a Decentralized Structure. The Company employs a decentralized management and operational structure to capitalize on market knowledge, product expertise, name recognition and customer relationships.

     - Reduce Product and Administrative Costs. The Company's consolidation effort has led to raw materials purchasing economies, manufacturing efficiencies, increased sales coverage and product transportation cost reductions. In addition, the Company has improved operating margins by consolidating administrative functions such as finance, insurance and employee benefits.

     - Develop New Products. The Company utilizes the technological expertise, market knowledge and customer relationships of the businesses it acquires to develop new products. For example, as a result of the Company's development efforts, sales of oil/water separators and FRP manhole products have increased from approximately $500,000 for fiscal 1995 to more than $2.3 million for fiscal 1997.

     - Utilize Available Manufacturing Capacity. The Company also believes new products, acquired businesses and growth of current product net sales will increase manufacturing and facility utilization, contributing to further increases in profitability.

     The Company's principal offices are located at 1360 Post Oak Boulevard, Suite 2470, Houston, Texas 77056, and its telephone number is (713) 627-0933.

                                  THE OFFERING

Common Stock offered by the Company(1).......  2,100,000 shares
Common Stock to be outstanding after the
  Offering(1)(2).............................  4,284,910 shares
Use of proceeds..............................  To repay outstanding indebtedness, to redeem shares of preferred stock and to provide
                                               working capital. See "Use of Proceeds."
Nasdaq National Market symbol................  DNLI

---------------

(1) Does not include up to 315,000 shares of Common Stock which may be sold by the Company on the exercise of the over-allotment option granted to the Underwriters. See "Underwriting."

(2) Does not include 538,863 shares of Common Stock issuable upon exercise of outstanding options under the Company's stock option plans.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the factors as set forth under the caption "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The summary consolidated financial data for the period December 19, 1994 (date of inception) to July 1, 1995, and the years ended June 29, 1996 and June 28, 1997, have been derived from the Company's Consolidated Financial Statements, which have been audited by Ernst & Young LLP. The Company operates on a 52/53 week fiscal year ending on the Saturday closest to June 30. The summary historical consolidated financial data for the three months ended September 28, 1996 and September 27, 1997 have been derived from the unaudited consolidated financial statements of the Company, which in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the periods presented. The results of operations for the three months ended September 27, 1997 are not necessarily indicative of the results of operations to be expected for the year. References to fiscal years by date refer to the fiscal year ending in that calendar year; for example, "fiscal 1997" refers to the fiscal year ended June 28, 1997.

                                                           HISTORICAL                                         PRO FORMA(1)
                            ------------------------------------------------------------------------   --------------------------
                            FOR THE PERIOD
                             DECEMBER 19,
                                 1994                                      THREE           THREE                        THREE
                               (DATE OF                                   MONTHS          MONTHS                       MONTHS
                            INCEPTION) TO    YEAR ENDED   YEAR ENDED       ENDED           ENDED       YEAR ENDED       ENDED
                               JULY 1,        JUNE 29,     JUNE 28,    SEPTEMBER 28,   SEPTEMBER 27,    JUNE 28,    SEPTEMBER 27,
                                 1995           1996         1997          1996            1997           1997          1997
                            --------------   ----------   ----------   -------------   -------------   ----------   -------------
STATEMENT OF OPERATIONS
  DATA:
  Net sales................    $17,799        $53,354      $71,101        $17,703         $21,979       $104,928       $26,318
  Cost of sales............     13,473         43,518       57,268         13,949          17,149         85,790        20,253
                               -------        -------      -------        -------         -------       --------       -------
  Gross profit.............      4,326          9,836       13,833          3,754           4,830         19,138         6,065
  Selling, general and
    administrative
    expenses...............      3,771          9,604       11,874          2,786           3,825         17,455         4,518
  Non-recurring
    compensation expense...         --             --           --             --           2,312             --         2,312
                               -------        -------      -------        -------         -------       --------       -------
  Operating income.........        555            232        1,959            968          (1,307)         1,683          (765)
  Interest expense.........        671          1,783        2,058            498             607          3,277           809
  Interest income..........         --            (65)        (111)           (25)            (20)          (111)          (20)
  Other income, net........        (72)          (206)        (598)           (68)           (142)          (544)         (233)
                               -------        -------      -------        -------         -------       --------       -------
  Income (loss) before
    income taxes...........        (44)        (1,280)         610            563          (1,752)          (939)       (1,321)
  Income tax provision
    (benefit)..............         (1)          (446)         293            270             213           (376)          396
                               -------        -------      -------        -------         -------       --------       -------
  Net income (loss)........    $   (43)       $  (834)     $   317        $   293         $(1,965)      $   (563)      $(1,717)
  Dividends on Series A
    Preferred Stock........        (60)          (120)        (120)           (30)            (30)          (120)          (30)
                               -------        -------      -------        -------         -------       --------       -------
  Net Income (loss)
    attributable to Common
    Stock..................    $  (103)       $  (954)     $   197        $   263         $(1,995)      $   (683)      $(1,747)
                               =======        =======      =======        =======         =======       ========       =======
Net income (loss) per
  common share(2)..........    $ (0.05)       $ (0.44)     $  0.09        $  0.12         $ (0.87)      $  (0.31)      $ (0.76)
                               =======        =======      =======        =======         =======       ========       =======
Weighted average common
  shares outstanding(2)....      2,078          2,185        2,198          2,185           2,286          2,198         2,286
                               =======        =======      =======        =======         =======       ========       =======

                                                                  HISTORICAL                                  PRO FORMA(1)
                                   ------------------------------------------------------------------------   ------------
                                   FOR THE PERIOD
                                    DECEMBER 19,
                                        1994                                      THREE           THREE
                                      (DATE OF                                   MONTHS          MONTHS
                                   INCEPTION) TO    YEAR ENDED   YEAR ENDED       ENDED           ENDED        YEAR ENDED
                                      JULY 1,        JUNE 29,     JUNE 28,    SEPTEMBER 28,   SEPTEMBER 27,     JUNE 28,
                                        1995           1996         1997          1996            1997            1997
                                   --------------   ----------   ----------   -------------   -------------   ------------
CASH FLOW DATA:
  Net cash provided by (used in)
    operating activities..........    $ 3,789        $  (109)     $   625        $(1,493)        $ 2,082
  Net cash used in investing
    activities....................     (7,527)        (5,430)      (4,631)          (331)           (166)
  Net cash provided by (used in)
    financing activities..........      4,737          4,664        4,212          2,117          (1,796)
OTHER DATA:
  Depreciation and amortization...    $   354        $   913      $ 1,221        $   285         $   325         $2,053
  EBITDA(3).......................    $   981        $ 1,416      $ 3,889        $ 1,346         $ 1,492         $4,391

                                    PRO FORMA(1)
                                    -------------

                                        THREE
                                       MONTHS
                                        ENDED
                                    SEPTEMBER 27,
                                        1997
                                    -------------
CASH FLOW DATA:
  Net cash provided by (used in)
    operating activities..........
  Net cash used in investing
    activities....................
  Net cash provided by (used in)
    financing activities..........
OTHER DATA:
  Depreciation and amortization...     $  547
  EBITDA(3).......................     $2,347

                                                               JUNE 28,                  SEPTEMBER 27, 1997
                                                                 1997       ---------------------------------------------
                                                              ----------                                    PRO FORMA
                                                              HISTORICAL    HISTORICAL   PRO FORMA(4)   AS ADJUSTED(4)(5)
                                                              ----------    ----------   ------------   -----------------
BALANCE SHEET DATA:
  Working capital...........................................   $ 8,019       $ 6,911       $ 7,708           $ 9,246
  Total assets..............................................    41,084        41,289        52,320            52,320
  Total debt................................................    24,024        22,228        31,228             7,760
  Series A Preferred Stock (redeemable).....................     1,200         1,200         1,200                --
  Stockholders' equity (deficit)............................      (541)         (224)         (224)           24,015

---------------

(1) Gives effect to the acquisitions of Ershigs, LaValley and SEFCO, as if such acquisitions had been consummated as of June 30, 1996, the beginning of the period presented, and should be read in conjunction with the Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisitions been consummated as of the beginning of the period.

(2) Supplemental earnings (loss) per common share, which give effect to this Offering as if it had occurred at the beginning of the periods presented, were $0.39 and $(0.38)for the year ended June 28, 1997 and the three months ended September 27, 1997, respectively. See Notes 2 and 18 to Consolidated Financial Statements.

(3) EBITDA represents earnings before interest expense, income tax, depreciation and amortization and non-recurring compensation expense. The Company believes that EBITDA is a meaningful measure of its operating performance; however, EBITDA should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies.

(4) Gives effect to the acquisitions of LaValley and SEFCO as if such acquisitions had been completed on June 28, 1997.

(5) Gives effect to the Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds." See
    "Capitalization."

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus.

DEPENDENCE ON INDUSTRY SPENDING

     The prospects for the Company depend upon the level of capital and maintenance expenditures by its industrial customers. These industries historically have been cyclical in nature and vulnerable to general downturns in the economy. No assurance can be given that the Company will be able to increase or maintain its level of sales in periods of economic stagnation or downturn. Decreases in industry spending could have a significant adverse effect upon the demand for the Company's products and services and the Company's results of operations.

LIMITED OPERATING HISTORY

     The Company commenced operations in December 1994 and has only a limited operating history upon which investors may base an evaluation of its performance. The likelihood of success of the Company must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the operation and development of new and expanding businesses.

ABILITY TO MANAGE GROWTH AND ACHIEVE BUSINESS STRATEGY

     Since 1994, the Company has completed five acquisitions of businesses in pursuit of its strategic objectives. The Company plans to continue to pursue acquisitions that complement its existing products and services. The Company expects to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into the Company without substantial costs, delays or other operational or financial difficulties. Further, acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management's attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that the businesses the Company has acquired or may acquire in the future will achieve anticipated net sales and earnings. See "Business -- Strategy."

NEED FOR ADDITIONAL CAPITAL; LEVERAGE AND LIQUIDITY

     The Company has experienced and expects to continue to experience substantial working capital needs to fund it operations. Although the Company believes that based on its current operations it will be able to meet the interest and principal obligations on its indebtedness and to fund its capital expenditures and other operating expenses out of cash flow from operations and available borrowings under its principal credit facility over the next 12 months, there can be no assurance that the Company's business will continue to generate cash flow at levels sufficient to meet these requirements. Further, the Company plans to effect future acquisitions to pursue its business strategy which may require additional financing. No assurance can be given as to the availability or terms of any such additional financing that may be required.

     At November 1, 1997, after giving effect to the issuance of the Common Stock offered hereby and the application of the net proceeds therefrom to repay indebtedness and to redeem certain shares of the Company's Series A Preferred Stock, the Company would have had total indebtedness of approximately $9.8 million and debt as a percentage of total capitalization of 28.7%. Although the Company's current amount of indebtedness, as adjusted, is relatively low, the Company has been highly leveraged in the past and may increase the level of its indebtedness in the future to fund its current operations or to finance additional acquisitions. The degree to which the Company will be leveraged could have important consequences, including the following: (i) the possible impairment of the Company's ability to obtain financing in the future for potential acquisitions, working capital, capital expenditures and general corporate purposes; (ii) the necessity for a substantial portion of the Company's cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness; and (iii) the potential for increased vulnerability of the Company to economic downturns and possible limitation of its ability to withstand competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

RISKS RELATED TO INTERNAL GROWTH STRATEGY

     Key elements of the Company's strategy are to improve the profitability of its businesses and any businesses it may subsequently acquire and to continue to expand the net sales of such businesses. Although the Company intends to seek to improve the profitability of such businesses by various means, including reducing administrative and other costs, there can be no assurance that the Company will be able to do so. The Company's ability to increase the net sales of such businesses will be affected by various factors, including demand for products, the Company's ability to expand the range of products and services offered by each of such businesses and the Company's ability to successfully enter new markets. Many of these factors are beyond the control of the Company, and there can be no assurance that the Company's strategies will be successful or that it will be able to generate cash flow adequate for its operations and to support internal growth. See "Business -- Business Strategy."

COMPETITION

     The markets for the Company's products are fragmented and highly competitive. Although none of the Company's competitors is considered dominant, there are competitors that have significantly greater resources than the Company, which, among other things, could be a competitive disadvantage to the Company in securing certain projects. See "Business -- Competition."

INTERNATIONAL EXPANSION

     The Company's successful expansion into global markets will depend on numerous factors, many of which are beyond its control. In addition, global expansion may increase the Company's exposure to certain risks inherent in doing business outside the United States, including currency fluctuations, restrictions on the repatriation of profits, compliance with foreign laws and standards and political risks. Although the majority of the Company's contracts with respect to international sales to date have been denominated in United States dollars, no assurance can be made that future contracts will be denominated in United States dollars; therefore, the Company may be subject to foreign exchange risks in the future. The Company does not presently hedge exchange rate fluctuations, but, in the future, may hedge economic exposures.

POTENTIAL FOR PRODUCT LIABILITY CLAIMS

     Certain of the Company's products are used in handling potentially hazardous materials. Based on the Company's operating experience and consultation with its independent insurance risk advisor, the Company carries insurance in amounts that it considers adequate. However, catastrophic occurrences at locations where the Company's products are used could in the future result in significant product liability claims against the Company. In addition, a number of the Company's products are used to store regulated substances such as petroleum. The release or leakage of such substances from these products could also result in liability claims against the Company.

GOVERNMENTAL REGULATION

     The Company is subject to various foreign, federal, state and local laws and regulations relating to the protection of health, safety and the environment. The Company's business involves environmental and health and safety management issues typically associated with manufacturing operations. Since formation of the Company, the Company's cost of complying with such laws and regulations has not been material. However, future laws and regulations may become more stringent and may require the Company to incur significant additional costs. See "Business -- Governmental Regulation."

SEASONALITY

     The Company's operations are subject to seasonal variations in weather conditions. Because most of the Company's customers' construction activities take place outdoors, the number of projects generally declines in the winter months due to an increase in rainy and cold conditions. In addition, its customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather for the installation of their equipment and systems. As a result, a disproportionate amount of the Company's net income, net sales and gross profit has historically been earned during the first and fourth quarters of the fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON PRINCIPAL SUPPLIER

     The principal raw materials used by the Company in its manufacture of fiberglass composite USTs are fiberglass and resin. Although resin is available in adequate supply from a variety of sources, substantial manufacturers of fiberglass are more limited in number. Because of this limited market supply, the Company has entered into a supply contract with Owens Corning pursuant to which the Company has agreed to purchase, and Owens Corning has agreed to supply, at least 80% of the Company's fiberglass composite UST requirements through December 31, 1997. The Company has entered into a supply contract with Owens Corning beginning January 1, 1998 to supply at least 90% of the Company's fiberglass requirements through December 31, 2000. In addition, this contract contains certain pricing stabilization terms. As a result of this arrangement, the Company remains significantly dependent upon Owens Corning to deliver quality product in accordance with and, as required by, the Company's needs.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon a limited number of key management, technical and sales personnel. The Company's future success will depend, in part, upon its ability to attract and retain highly qualified personnel. The Company faces competition for such personnel from other companies and organizations, and there can be no assurance that the Company will be successful in hiring or retaining qualified personnel. The Company does not have written employment agreements with its officers providing for specific terms of employment, and officers and other key personnel could leave the Company's employ with little or no prior notice. The Company's loss of key personnel, especially if the loss is without advance notice, or the Company's inability to hire or retain key personnel, could have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not carry any key man life insurance.

CONTINUED CONTROL BY CURRENT OFFICERS, DIRECTORS AND AFFILIATED ENTITIES

     Upon completion of this Offering, the Company's current executive officers, directors and entities affiliated with them will beneficially own, in the aggregate, approximately 39.4% (36.8% if the Underwriters' over-allotment option is exercised in full) of the Company's outstanding Common Stock. If they were to act together, these stockholders would be able to control substantially all matters requiring approval by the Company's stockholders, including the election of directors, the adoption or amendment of provisions in the Company's Certificate of Incorporation or Bylaws and the approval of mergers or other business combination transactions. Such ownership of Common Stock may have the effect of delaying, deferring or preventing a change in control of the Company and may affect the outcome of the voting and other rights of the other stockholders. See "Principal Stockholders."

REDEMPTION OF PREFERRED STOCK HELD BY COMPANY DIRECTORS

     The Company intends to use a portion of the net proceeds from the Offering to redeem in full the Company's Series A Preferred Stock. As of September 30, 1997, such redemption amount totaled $1,410,000 (including $210,000 in accrued and unpaid dividends). Approximately 75% of the Series A Preferred Stock is beneficially owned by members of the Company's Board of Directors. See "Certain Transactions" and "Use of Proceeds."

ABSENCE OF DIVIDENDS

     The Company anticipates that earnings will be retained for the development of the Company's business and that no cash dividends will be declared on the Common Stock in the foreseeable future. See "Dividend Policy."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or, if one develops, that it will be sustained. The initial public offering price for the shares of Common Stock offered hereby has been determined by negotiation between the Company and the representatives of the Underwriters based upon several factors and may not be indicative of the market price of the Common Stock after this Offering. See "Underwriting." The market price of the Common Stock may be volatile and could be adversely affected by fluctuations in the Company's operating results or the operating results of the Company's competitors, the failure of the Company's operating results to meet the expectations of market analysts and investors, changes in environmental or other laws and regulations, actions by regulatory authorities, developments in respect of patents or proprietary rights, changes in market analyst recommendations, general market conditions or other events and factors.

EFFECT OF ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     The Company has not elected to be excluded from the provisions of Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on transactions between a corporation and "interested stockholders" (as defined in Section 203). These restrictions could operate to delay or prevent a change in control of the Company and to discourage, impede or prevent a merger, tender offer or proxy contest involving the Company. See "Description of Capital
Stock -- Anti-Takeover Provisions of Delaware Law."

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. The 2,184,910 shares of Common Stock outstanding prior to the Offering are not registered under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, are not freely tradable unless subsequently registered under the Securities Act or exempted from such registration. All of such shares may be sold pursuant to the requirements of Rule 144 promulgated under the Securities Act, subject to certain holding period requirements and volume limitations relating to the sale of securities. In addition, the Company has adopted a 1996 Incentive Stock Option Plan (the "1996 Plan") and a 1997 Incentive Stock Option Plan (the "1997 Plan") pursuant to which the Company may grant options to its officers and employees, and shares of Common Stock issuable upon exercise of options granted under such plans will become available for future sale in the public market. As of June 28, 1997, there were outstanding options to acquire 113,190 shares granted under the 1996 Plan, all of which are currently exercisable. In connection with a merger of Containment Solutions, Inc., a wholly-owned subsidiary of the Company ("CSI"), with and into the Company in September 1997, options to acquire an additional 254,643 shares of Common Stock under the 1996 Plan were issued in exchange for options to acquire 1,400 shares of common stock of CSI, all of which options are immediately exercisable. Pursuant to the 1997 Plan, the Company has granted, effective as of the date of this Prospectus, options to acquire 171,030 shares of Common Stock, of which options to acquire 56,845 shares shall be immediately exercisable. The Company, all of its executive officers and directors, and certain stockholders and their affiliates have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any right to purchase or acquire Common Stock without the prior written consent of the Underwriters for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

DILUTION

     The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. New investors purchasing Common Stock in this Offering accordingly will experience immediate and substantial dilution in net tangible book value per share. See "Dilution."

POSSIBLE ISSUANCE OF PREFERRED STOCK

     In addition to the Common Stock, the Company's Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock. Immediately following redemption of all of the shares of the Company's Series A Preferred Stock with a portion of the net proceeds of the Offering, no shares of preferred stock of the Company will be outstanding, and the Company has no current plans to issue any shares of preferred stock. However, because the rights and preferences for any series of preferred stock may be set by the Board of Directors in its sole discretion, those rights and preferences may be superior to the rights of holders of the Common Stock and thus may adversely affect the rights of holders of Common Stock. See "Description of Capital
Stock -- Preferred Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of Common Stock offered hereby are estimated to be $24.2 million ($28.0 million if the over-allotment option is exercised in full), at an initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company.

     Approximately $14.8 million of the net proceeds to the Company will be used to repay a portion of the borrowings of the Company incurred under its credit facility (the "Credit Facility") and $0.2 million for unrelated term debt. The Credit Facility bears interest per annum at varying rates of LIBOR plus a margin ranging from 2.75% to 3.00% or the prime rate plus .50%. The Credit Facility has a five year term. The Credit Facility was used to finance an aggregate of $9.0 million for the Company's acquisitions of LaValley and SEFCO. In addition, approximately $6.7 million of the net proceeds will be used to repay the Company's outstanding indebtedness to Owens Corning, which indebtedness was incurred in connection with the Company's acquisition of the fiberglass composite UST business of Owens Corning. The indebtedness to Owens Corning bears interest at 10.0% per annum and is scheduled to mature on December 31, 1999. Approximately $1.1 million (including accrued interest) of the net proceeds will be used to repay the Company's outstanding indebtedness to Praxair, Inc., which indebtedness was incurred in connection with the acquisition of Ershigs. The indebtedness to Praxair, Inc. bears interest at a rate of 10.0% per annum and is scheduled to mature in February 1998. A portion of the proceeds equal to approximately $1.4 million will be used to redeem all of the shares of the Company's Series A Preferred Stock (including accrued and unpaid dividends through the date of redemption). The Company's Directors beneficially own approximately 75% of the Series A Preferred Stock. The remaining net proceeds, if any, are intended to be used by the Company for general working capital purposes. See "Business -- Business Strategy."

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company currently expects that it will retain future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. With respect to dividends for the Company's Series A Preferred Stock, see "Use of Proceeds."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 27, 1997, on a (i) historical basis, (ii) pro forma basis to give effect to the acquisitions of LaValley and SEFCO, and (iii) pro forma as adjusted basis to give effect to the sale of Common Stock offered hereby and application of the net proceeds therefrom. See "Use of Proceeds." This information is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and Pro Forma Condensed Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus.

                                                                      SEPTEMBER 27, 1997
                                                          -------------------------------------------
                                                                                           PRO FORMA
                                                          HISTORICAL      PRO FORMA       AS ADJUSTED
                                                          ----------    --------------    -----------
                                                                        (IN THOUSANDS)
Current portion of long-term debt.......................   $ 1,403         $ 1,694          $ 1,694
Long-term debt, net of current portion..................    19,607          28,316            6,066
Series A Preferred Stock, redeemable at $250 per share,
  $.01 par value, authorized 16,000, issued and
  outstanding 4,800 shares..............................     1,200           1,200               --
Stockholders' equity
  Common stock, $.01 par value; authorized 30,000,000
     shares, issued and outstanding 2,184,910 shares;
     issued and outstanding 4,284,910 shares, as
     adjusted(1)........................................        22              22               43
  Additional paid-in capital............................     2,609           2,609           26,827
  Retained deficit......................................    (2,855)         (2,855)          (2,855)
                                                           -------         -------          -------
          Total stockholders' equity (deficit)..........      (224)           (224)          24,015
                                                           -------         -------          -------
          Total capitalization..........................   $21,986         $30,986          $31,775
                                                           =======         =======          =======

---------------

(1) Excludes shares of Common Stock issuable upon exercise of outstanding options under the Company's stock option plans. See "Management -- Stock Option Plans."

                                    DILUTION

     Dilution is the reduction in the value of a purchaser's investment in Common Stock measured by the difference between the purchase price per share and the net tangible book value per share of the Common Stock after the purchase. The net tangible book value per share of the Common Stock represents the net tangible book value of the Company, its total assets less its total liabilities and intangible assets (consisting primarily of goodwill), divided by the number of shares of Common Stock outstanding. At September 27, 1997, the net tangible book value of the Common Stock before giving effect to the Offering was $(1.27) per share. After giving effect to the sale of the shares of Common Stock offered in the Offering and after deducting estimated underwriting discounts and offering expenses of approximately $3.1 million, the net tangible book value of the Company at September 27, 1997 would have been approximately $4.87 per share. This represents an immediate dilution of $8.13 per share to new investors and an increase in the net tangible book value of approximately $6.14 per share to existing stockholders, as illustrated by the following table:

Initial public offering price per share.............................   $13.00
Net tangible book value per share at September 27, 1997.....  $(1.27)
Increase per share attributable to new stockholders.........  $ 6.14
Adjusted net tangible book value per share after the Offering.......   $ 4.87
Dilution of net tangible book value per share to new stockholders...   $ 8.13

     The following table sets forth, as of September 27, 1997, the number of shares of Common Stock purchased or to be purchased from the Company, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and the new investors:

                               SHARES PURCHASED       TOTAL CONSIDERATION         AVERAGE
                             --------------------    ----------------------    PURCHASE PRICE
                              NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                             ---------    -------    -----------    -------    --------------
Existing stockholders......  2,184,910     51.0%     $   318,500      1.2%         $  .15
New investors..............  2,100,000     49.0%      27,300,000     98.8%          13.00
                             ---------     -----     -----------     -----
          Total............  4,284,910      100%     $27,618,500      100%
                             =========     =====     ===========     =====

     The foregoing information does not include 538,863 shares of Common Stock issuable upon the exercise of stock options currently granted or expected to be offered at the time of the Offering under the Company's 1996 and 1997 Incentive Stock Option Plans. See "Management -- Incentive Stock Option Plans."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data for the period December 19, 1994 (date of inception) to July 1, 1995 and the fiscal years ended June 29, 1996 and June 28, 1997 have been derived from the Company's Consolidated Financial Statements, which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data for the three months ended September 28, 1996 and September 27, 1997 have been derived from the unaudited consolidated financial statements of the Company, which in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the periods presented. The results of operations for the three months ended September 27, 1997 are not necessarily indicative of the results of operations to be expected for the year. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere in this Prospectus.

                                  FOR THE PERIOD
                                   DECEMBER 19,
                                  1994 (DATE OF                              THREE MONTHS    THREE MONTHS
                                  INCEPTION) TO    YEAR ENDED   YEAR ENDED       ENDED           ENDED
                                     JULY 1,        JUNE 29,     JUNE 28,    SEPTEMBER 28,   SEPTEMBER 27,
                                       1995           1996         1997          1996            1997
                                  --------------   ----------   ----------   -------------   -------------
                                                                                      (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales.......................     $17,799        $53,354      $71,101        $17,703         $21,979
Cost of sales...................      13,473         43,518       57,268         13,949          17,149
                                     -------        -------      -------        -------         -------
Gross profit....................       4,326          9,836       13,833          3,754           4,830
Selling, general and
  administrative expenses.......       3,771          9,604       11,874          2,786           3,825
Non-recurring compensation
  expense.......................          --             --           --             --           2,312
                                     -------        -------      -------        -------         -------
Operating income................         555            232        1,959            968          (1,307)
Interest expense................         671          1,783        2,058            498             607
Interest income.................          --            (65)        (111)           (25)            (20)
Other income, net...............         (72)          (206)        (598)           (68)           (142)
                                     -------        -------      -------        -------         -------
Income (loss) before income
  taxes.........................         (44)        (1,280)         610            563          (1,752)
Income tax provision
  (benefit).....................          (1)          (446)         293            270             213
                                     -------        -------      -------        -------         -------
Net income (loss)...............     $   (43)       $  (834)     $   317        $   293         $(1,965)
Dividends on Series A Preferred
  Stock.........................         (60)          (120)        (120)           (30)            (30)
                                     -------        -------      -------        -------         -------
Net income (loss) attributable
  to Common Stock...............     $  (103)       $  (954)     $   197        $   263         $(1,995)
                                     =======        =======      =======        =======         =======
Net income (loss) per common
  share(1)......................     $ (0.05)       $ (0.44)     $  0.09        $  0.12         $ (0.87)
                                     =======        =======      =======        =======         =======
Weighted average common shares
  outstanding(1)................       2,078          2,185        2,198          2,185           2,286
                                     =======        =======      =======        =======         =======
CASH FLOW DATA:
Net cash provided by (used in)
  operating activities..........     $ 3,789        $  (109)     $   625        $(1,493)        $ 2,082
Net cash used in investing
  activities....................      (7,527)        (5,430)      (4,631)          (331)           (166)
Net cash provided (used in) by
  financing activities..........       4,737          4,664        4,212          2,117          (1,796)
OTHER DATA:
Depreciation and amortization...     $   354        $   913      $ 1,221        $   285         $   325
EBITDA(2).......................         981          1,416        3,889          1,346           1,492

                                                                     AS OF
                                           ----------------------------------------------------------
                                              JULY 1,        JUNE 29,      JUNE 28,     SEPTEMBER 27,
                                               1995            1996          1997           1997
                                           -------------    ----------    ----------    -------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..........................     $ 3,192        $ 5,649       $ 8,019         $ 6,911
Total assets.............................      21,814         30,318        41,084          41,289
Total debt...............................      13,810         18,661        24,024          22,228
Series A Preferred Stock (redeemable)....       1,200          1,200         1,200           1,200
Stockholders' equity (deficit)...........     $   216        $  (738)      $  (541)        $  (224)

---------------

(1) Supplemental earnings (loss) per common share, which give effect to this Offering as if it had occurred at the beginning of the periods presented, were $0.39 and $(0.38)for the year ended June 28, 1997 and the three months ended September 27, 1997, respectively. See Notes 2 and 18 to Consolidated Financial Statements.

(2) EBITDA represents earnings before consolidated net income, interest expense, income tax, depreciation and amortization and non-recurring compensation expense. The Company believes that EBITDA is a meaningful measure of its operating performance; however, EBITDA should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements included elsewhere in this document.

OVERVIEW

     Since inception in 1994, the Company has acquired five businesses. Due to the magnitude of these acquisitions and the integration of the acquired operations with the Company's existing businesses, results of operations for prior periods are not necessarily comparable with or indicative of current or future periods. Each of the acquisitions has been accounted for under the purchase method of accounting. Accordingly, the acquired businesses have been included in the Company's results of operations from the date of acquisition.

     The Company was formed in December 1994 to acquire certain assets and assume certain liabilities of the fiberglass composite UST business of Owens Corning, including five manufacturing facilities. The purchase price was $16.6 million, consisting of $5.6 million in cash, $9.3 million in notes payable and approximately $1.7 million in acquisition costs. The Company significantly restructured the operations of this business at the time of purchase. Two of the five manufacturing facilities of the business were closed, resulting in a significant reduction in fixed manufacturing overhead. Operating costs were significantly reduced throughout the Company, in part through the elimination of approximately 20 management positions. The Company sold the two closed and idle manufacturing facilities in fiscal 1996 for $1.5 million in cash (before selling expenses) and an $850,000 note receivable.

     In October 1995, the Company acquired certain assets and assumed certain liabilities of Hoover, a manufacturer of steel rectangular ASTs. The purchase price of $5.5 million consisted of $5.4 million in cash and acquisition costs of approximately $100,000. The Company eliminated certain operating costs through the sharing of certain general and administrative functions within the acquired businesses. The addition of the steel rectangular AST product line enabled the Company to offer a broader line of containment products and to expand its customer base. These two businesses form the Company's Containment Products Group.

     The Company has modernized and expanded its manufacturing capabilities for its steel rectangular AST business through construction of a new, built-for-purpose facility, consolidating three manufacturing and administrative office locations in Maryland. Expenses of approximately $50,000 associated with this consolidation impacted fiscal 1997 results; however, the Company believes this move has positioned the Company to more effectively and efficiently meet market demand beyond fiscal 1997.

     In February 1997, the Company acquired Ershigs, a manufacturer of engineered FRP products, as the first of the Company's Engineered Products Group. The $6.1 million purchase price consisted of $5.0 million in cash, $1.0 million in a note payable and acquisition costs of approximately $80,000. Substantial operational changes were made upon the purchase of Ershigs, including the closing of one of Ershigs' three manufacturing plants and the restructuring most of Ershig's sales, general and administrative functions, which enabled the Company to enhance profitability.

     In October 1997, the Company acquired SEFCO for approximately $4.9 million in net cash and $100,000 in direct acquisition costs. SEFCO is a manufacturer of engineered field-erected aboveground steel tanks. In October 1997, the Company also acquired LaValley for $3.9 million in cash and $100,000 in direct acquisition costs. LaValley manufactures engineered FRP products. LaValley and SEFCO, together with Ershigs, form the Company's Engineered Products Group.

     The acquisitions of LaValley and SEFCO accounted for $17.9 million of the Company's pro forma 1997 net sales of $104.9 million.

     The following table indicates the Company's net sales by product line for fiscal 1995, 1996, 1997 and the three month periods ended September 28, 1996 and September 27, 1997, and pro forma results for fiscal 1997 and the three months ended September 27, 1997:

                                                           HISTORICAL                                      PRO FORMA(4)
                              --------------------------------------------------------------------   ------------------------
                              FOR THE PERIOD                             THREE           THREE                      THREE
                               DECEMBER 19,      YEAR       YEAR        MONTHS          MONTHS         YEAR        MONTHS
                              1994 (DATE OF     ENDED      ENDED         ENDED           ENDED        ENDED         ENDED
                              INCEPTION) TO    JUNE 29,   JUNE 28,   SEPTEMBER 28,   SEPTEMBER 27,   JUNE 28,   SEPTEMBER 27,
                               JULY 1, 1995      1996       1997         1996            1997          1997         1997
                              --------------   --------   --------   -------------   -------------   --------   -------------
Net Sales by Product Line:
CONTAINMENT PRODUCTS:
  Fiberglass composite
    USTs(1).................       $17.8        $38.2      $39.7         $11.3           $11.3        $ 39.7        $11.3
  Steel rectangular
    ASTs(2).................          --         15.2       25.1           6.4             6.7          25.1          6.7
ENGINEERED PRODUCTS:
  Engineered FRP
    products(3)(4)..........          --           --        6.3            --             4.0          30.1          6.0
  Engineered field-erected
    steel tanks(4)..........          --           --         --            --              --          10.0          2.3
                                   -----        -----      -----         -----           -----        ------        -----
         Total net sales....       $17.8        $53.4      $71.1         $17.7           $22.0        $104.9        $26.3
                                   =====        =====      =====         =====           =====        ======        =====

---------------

(1) Reflects 28 weeks of results in fiscal 1995 and 52 weeks of results in fiscal 1996 and fiscal 1997.

(2) Reflects 35 weeks of results in fiscal 1996 and 52 weeks of results in fiscal 1997.

(3) Reflects 17 weeks of results in fiscal 1997.

(4) See footnotes to the Pro Forma Condensed Consolidated Financial Statements for a description of the LaValley and SEFCO acquisitions. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisitions been completed as of the beginning of the period.

RESULTS OF OPERATIONS

     The following table sets forth for fiscal 1995, 1996, 1997 and the three month periods ended September 28, 1996 and September 27, 1997, the percentage relationship to net sales of certain expenses and earnings:

                                                                  AS A PERCENTAGE OF NET SALES
                                              --------------------------------------------------------------------
                                              FOR THE PERIOD                             THREE           THREE
                                               DECEMBER 19,      YEAR       YEAR        MONTHS          MONTHS
                                              1994 (DATE OF     ENDED      ENDED         ENDED           ENDED
                                              INCEPTION) TO    JUNE 29,   JUNE 28,   SEPTEMBER 28,   SEPTEMBER 27,
                                               JULY 1, 1995      1996       1997         1996            1997
                                              --------------   --------   --------   -------------   -------------
STATEMENT OF OPERATIONS DATA:
  Net sales.................................       100.0%       100.0%     100.0%        100.0%          100.0%
  Cost of sales.............................        75.7         81.6       80.5          78.8            78.0
                                                   -----        -----      -----         -----           -----
  Gross profit..............................        24.3         18.4       19.5          21.2            22.0
                                                   -----        -----      -----         -----           -----
  Selling, general and administrative
    expenses................................        21.2         18.0       16.7          15.7            17.4
  Non-recurring compensation expense........          --           --         --            --            10.5
                                                   -----        -----      -----         -----           -----
  Operating income..........................         3.1          0.4        2.8           5.5            (5.9)
  Interest expense..........................         3.8          3.3        2.9           2.8             2.8
  Interest income...........................          --         (0.1)      (0.2)         (0.1)           (0.1)
  Other income, net.........................        (0.4)        (0.4)      (0.8)         (0.4)           (0.6)
                                                   -----        -----      -----         -----           -----
  Income (loss) before income taxes.........        (0.3)        (2.4)       0.9           3.2            (8.0)
  Income tax provision (benefit)............          --         (0.8)       0.4           1.5             0.9
                                                   -----        -----      -----         -----           -----
  Net income (loss).........................        (0.3)%       (1.6)%      0.5%          1.7%           (8.9)%
                                                   =====        =====      =====         =====           =====

  THREE MONTHS ENDED SEPTEMBER 27, 1997 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 28, 1996

     Net sales increased $4.3 million, or 24%, to $22 million in the first quarter of fiscal 1998 from $17.7 million in the same quarter of fiscal 1997. Most of the increase ($4.0 million) was attributable to the inclusion of Ershigs sales in the fiscal 1998 period following the February 1997 acquisition by the Company. The Containment Products Group sales increased 1.6% from the prior year period.

     Gross profit increased $1.1 million, or 29%, to $4.8 million in the fiscal 1998 period from $3.7 million in fiscal 1997. Most of the increase ($1.0 million) was related to the inclusion of Ershigs in the fiscal 1998 period at a 25.7% margin. Gross margin for the Company increased to 22% from 21.2% in the prior year quarter due to Ershigs' higher margin products. The Containment Products Group margin of 21.1% in the fiscal 1998 period was slightly lower than the 21.2% margin in the prior year quarter.

     Selling, general and administrative expenses for the fiscal 1998 first quarter totaled $3.8 million (17.4% of revenues), compared with $2.8 million (15.7% of revenues) for the prior year quarter. Most of the increase ($835,000) was attributable to the inclusion of Ershigs in the fiscal 1998 period. The remainder of the increase was attributable primarily to higher sales and marketing expenses in the Containment Products Group.

     The Company recognized a $2.3 million non-recurring compensation charge in the first quarter of fiscal 1998 due to the exchange of subsidiary stock options for Denali stock options.

     Interest expense for the fiscal 1998 period increased $109,000 to $607,000 from $498,000 in the prior year quarter. The increase was due to increased debt resulting from the February 1997 Ershigs acquisition.

     The Company's provision for income taxes, which includes the effects of the non-recurring charge for compensation expense, differs from the U.S. statutory rate of 34% due to the non-recurring compensation charge being non-deductible for income tax purposes. In addition, the Company's provision for income taxes differs from the U.S. statutory rate due to state income taxes and other permanent differences.

     Due to the factors described above, the net loss for the first quarter of fiscal 1998 was $2 million, or $(0.87) per share, compared with net income of $263,000, or $0.12 per share, for the first quarter of fiscal 1997. Net income and earnings per share for the first quarter of fiscal 1998 before the $2.3 million non-recurring compensation charge were $317,000 and $0.14, respectively.

  FISCAL 1997 COMPARED WITH FISCAL 1996

     The Company's results of operations for fiscal 1997 were greatly impacted by the inclusion of 17 weeks of results of Ershigs, which was acquired in February 1997, and the inclusion of the results of Hoover, which was acquired in October 1995, for a full fiscal year as compared to 35 weeks reflected in fiscal 1996.

     Net sales for fiscal 1997 increased $17.7 million, or 33%, to $71.1 million, from $53.4 million in fiscal 1996. This increase primarily resulted from $6.3 million of sales at Ershigs and a $10.0 million increase in sales at Hoover.

     Gross profit increased $4.0 million, or 41%, to $13.8 million in fiscal 1997 from $9.8 million in fiscal 1996. Gross profit margins were 19.5% and 18.4% for fiscal 1997 and 1996, respectively. The Containment Products Group's gross profit margin improved to 19.6% in fiscal 1997 as compared to 18.4% in fiscal 1996. This improvement resulted primarily from a lower cost of fiberglass and resin used in the manufacture of fiberglass composite USTs. In fiscal 1996, demand for fiberglass and resin exceeded supply, and the Company's principal suppliers of fiberglass and resin increased prices. By fiscal 1997, additional capacity was provided in the marketplace and prices declined. The gross profit margin for the Company's Engineered Products Group was 18.2% in fiscal 1997.

     Selling, general and administrative expenses increased $2.3 million, or 24%, to $11.9 million in fiscal 1997 from $9.6 million in fiscal 1996. This increase was attributable to the inclusion of the Ershigs business and a full 12 months of the Hoover business as discussed above. This increase was partially offset by savings resulting from a reduction and consolidation of workforce for the Company's fiberglass composite UST business. Selling, general and administrative expenses decreased as a percentage of net sales from 18.0% in fiscal 1996 to 16.7% in fiscal 1997.

     Interest expense in fiscal 1997 was $2.1 million compared to $1.8 million in fiscal 1996. The increase was primarily a result of increased borrowings required to finance the purchase of Ershigs and a full year of interest for borrowings in connection with the acquisition of Hoover.

     Other income increased $392,000 to $598,000 in fiscal 1997 from $206,000 in fiscal 1996. This increase resulted primarily from a gain on the sale of idle equipment to international licensees for the manufacture of fiberglass composite USTs.

     The increase in income tax expense for fiscal 1997 compared to fiscal 1996 resulted from higher pre-tax earnings related to increased profitability of the Containment Products Group.

     Due to the factors described above, net income for fiscal 1997 was $197,000, or $0.09 per share, compared with a net loss of $954,000 or $(0.44) per share for fiscal 1996.

  FISCAL 1996 COMPARED WITH FISCAL 1995

     The Company was incorporated on December 19, 1994. Consequently, fiscal 1995 represented the results of operations for the 28-week period from December 19, 1994 through July 1, 1995.

     Net sales increased $35.6 million, or 200%, to $53.4 million in fiscal 1996 from $17.8 million in fiscal 1995. The increase in net sales was directly attributable to the increased reporting period from 28 weeks to 52 weeks for the fiberglass composite UST business acquired from Owens Corning in December 1994, and to the inclusion of 35 weeks for the Hoover business, acquired in October 1995, reflected in fiscal 1996 whereas there were none in fiscal 1995.

     Gross profit increased $5.5 million, or 128%, to $9.8 million in fiscal 1996 from $4.3 million in fiscal 1995. Gross profit margins were 18.4% and 24.3% for fiscal 1996 and 1995, respectively. The decrease in margin was primarily attributable to increased prices for fiberglass and resin used in the manufacture of the fiberglass composite UST products. In fiscal 1996, demand for fiberglass and resin exceeded supply, and the Company's principal suppliers of fiberglass and resin increased prices. By fiscal 1997, additional capacity was provided in the marketplace and prices declined.

     Selling, general and administrative expenses increased $5.8 million, or 153%, in fiscal 1996 to $9.6 million from $3.8 million in fiscal 1995. Selling, general and administrative expenses as a percentage of net sales decreased to 18.0% for fiscal 1996 compared to 21.2% for fiscal 1995 primarily due to the Company's reduction and consolidation of its workforce.

     Interest expense in fiscal 1996 was $1.8 million compared to $671,000 in fiscal 1995. Approximately $300,000 of the increased interest expense in 1996 was attributable to increased borrowings arising from the acquisition of Hoover. The remaining increase resulted from the inclusion of a full year of interest expense for the Company. In addition, the level of borrowings for the fiberglass composite UST business increased $1.2 million during fiscal 1996 to fund general working capital requirements.

     Due to the factors described above, the net loss for fiscal 1996 was $954,000, or $(0.44) per share, compared with a net loss of $103,000, or $(0.05) per share for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at June 28, 1997, was $8.0 million, as compared to $5.6 million at June 29, 1996. Cash provided by operating activities was $625,000 for fiscal 1997 and cash used in operating activities was $109,000 in fiscal 1996. The improvement in cash provided by operating activities resulted primarily from a $1.2 million improvement in net income from an $834,000 loss in fiscal 1996 to a $317,000 profit in fiscal 1997. Capital expenditures totaled $600,000 and $942,000 in fiscal years 1997 and 1996, respectively. Working capital at September 27, 1997, was $6.9 million as compared to $8.3 million at September 28, 1996. Cash provided by operating activities was $2.1 million for the three months ended September 27, 1997 and cash used in operating activities was $1.5 million for the three months ended September 28, 1996. The improvement in cash provided by operating activities resulted primarily from changes in working capital. Capital expenditures totaled $208,000 and $71,000 for the three months ended September 27, 1997 and September 28, 1996, respectively. The Company anticipates that its operating cash flows and available line of credit after application of the net proceeds of this Offering will be adequate to fund future capital commitments and working capital requirements for the next 12 months. The Company estimates that its capital expenditures for fiscal 1998 will be approximately $1.2 million.

     As further described in Note 7 to the Denali Incorporated Consolidated Financial Statements, the Company refinanced its credit facilities in October 1997. In connection with the extinguishment of its old credit facility upon funding of a new credit facility in October 1997, the Company paid prepayment penalties of $323,000. In addition, the Company charged to expense unamortized debt origination costs of $295,000 in

October 1997. These charges will be recognized in the Company's consolidated financial statements as an extraordinary loss, net of tax, of $383,000 in the quarter ended December 27, 1997.

     The Company's Credit Facility with its principal lender provides for revolving lines of credit and secured term loans of up to an aggregate of $29.7 million. As of November 1, 1997, the Company had outstanding indebtedness of $10.7 million under the term loans and $13.4 million under the revolving lines of credit. Borrowings under this Credit Facility are secured by liens on substantially all of the Company's assets. See Note 7 of Notes to the Consolidated Financial Statements for certain information regarding the Credit Facility. The Credit Facility bears interest per annum at varying rates of LIBOR plus a margin ranging from 2.75% to 3.00% or the prime rate plus .50%. The Credit Facility has a five year term.

     In connection with its acquisition of the fiberglass composite UST business of Owens Corning, the Company issued to Owens Corning a $7.5 million note which bears interest at an annual rate of 10.0% and matures on December 31, 1999, and is to be repaid with a portion of the net proceeds of this Offering. The Company anticipates that the early repayment of this indebtedness to Owens Corning will result in extraordinary gains, net of tax, of approximately $416,000 in the second quarter of fiscal 1998 and $242,000 in the fourth quarter of fiscal 1998. The extraordinary gain in the fourth quarter is contingent upon satisfactory performance through June 1998 by the Company under the Owens Corning supply agreement. Pursuant to the supply agreement, there is no minimum volume of fiberglass that must be purchased by the Company; however, the Company is obligated to purchase from Owens Corning at least 90% of its fiberglass requirements during this period. Although no assurances can be made, the Company expects to satisfy the percentage purchase requirement. As a result, the Company believes that it is likely that such extraordinary gain will occur in the fourth quarter of fiscal 1998.

     The Company assumed $1.0 million in Industrial Revenue Bonds ("IRBs") in connection with its acquisition of the Owens Corning fiberglass composite UST business. The IRBs bear interest at 9.9% per annum, mature in February 2001 and are secured by the Company's Conroe, Texas manufacturing facility.

     The Company's capital requirements primarily relate to acquisitions of businesses in the critical fluids handling industry. The Company has made cash payments net of cash acquired for acquisitions of approximately $26.5 million in the aggregate since inception in December 1994. The source of this cash primarily has been bank debt along with proceeds from the sale of idle assets and use of net working capital. The Company's acquisition program will require significant additional capital. The Company intends to seek additional capital as necessary to fund such acquisitions through one or more funding sources that may include borrowings under the Credit Facility, or offerings of debt and/or equity securities of the Company. Cash provided by operating activities may also be used to fund a portion of future acquisitions. Although management believes that the Company will be able to obtain sufficient capital to fund acquisitions, there can be no assurances that such capital will be available to the Company at the time it is required or on terms acceptable to the Company.

QUARTERLY RESULTS AND SEASONALITY

     The Company has experienced significant fluctuations in its quarterly results of operations. These fluctuations have been attributable to timing of acquisitions and seasonality. The Company's quarterly operating results are affected by the annual construction season slowdown resulting from winter weather especially in the period December through March. The fiberglass composite UST business is especially impacted during the winter months. The following table represents the Company's selected unaudited quarterly consolidated statements of operations for each quarter in fiscal 1996 and 1997:

                                     FISCAL YEAR ENDED JUNE 29, 1996             FISCAL YEAR ENDED JUNE 28, 1997
                                 ----------------------------------------    ----------------------------------------
                                   1ST        2ND        3RD        4TH        1ST        2ND        3RD        4TH
                                  QTR.       QTR.       QTR.       QTR.       QTR.       QTR.       QTR.       QTR.
                                 -------    -------    -------    -------    -------    -------    -------    -------
                                                                    (IN THOUSANDS)
Net sales......................  $10,507    $14,342    $12,377    $16,128    $17,703    $16,970    $13,906    $22,522
Operating income(loss).........      142          2       (577)       665        968        666       (542)       867
Net income (loss)..............     (173)      (177)      (643)       159        293        130       (487)       381

                                    BUSINESS
THE COMPANY

     The Company is a rapidly growing provider of products and services for handling critical fluids, which are fluids that are economically valuable or potentially hazardous to the environment. The Company believes that it is a leading manufacturer of fiberglass composite USTs, steel rectangular ASTs and fiberglass reinforced composites for handling corrosive fluids. Critical fluids handling products and services are used in a wide variety of applications, including in retail petroleum marketing and in petroleum, chemical, pulp and paper, electric power and other industrial process plants.

     BACKGROUND

     The Company was formed in 1994 to acquire the fiberglass composite UST business of Owens Corning. Initially, the Company focused its efforts on improving profitability, improving responsiveness to customers and developing new products. The Company's management also realized that the critical fluids handling industry was highly fragmented and that there would be significant opportunities to consolidate the industry.

     In October 1995, the Company acquired Hoover, a manufacturer of steel rectangular ASTs, and, in February 1997, the Company acquired Ershigs, a manufacturer of engineered FRP products for handling corrosive fluids.

     In October 1997, the Company acquired LaValley, another manufacturer of FRP products, and SEFCO, a fabricator of engineered field-erected steel tanks.

     Prior to forming the Company, the Company's Chairman and Chief Executive Officer, Stephen T. Harcrow, was President of EnviroTech, a business unit of Baker Hughes Incorporated, from 1988 to 1993. EnviroTech was a manufacturer of equipment for process industries. During Mr. Harcrow's tenure as President, EnviroTech grew through the acquisition of manufacturers of fluid separation, pumping and measurement products, with annual revenues increasing from approximately $365 million up to $680 million. Since the Company's formation, five other former employees of EnviroTech have joined the Company as executive officers.

     PRODUCTS AND SERVICES

     Containment Products. The Company's Containment Products Group specializes in the manufacture of fiberglass composite USTs and rectangular steel ASTs. The Company's fiberglass composite USTs, manhole products and oil/water separators are marketed under the Fluid Containment tradename and its steel rectangular ASTs are marketed under the Hoover and LubeCube(R) tradenames.

     Engineered Products. The Company's Engineered Products Group specializes in providing custom engineered FRP products and engineered metal products for the pulp and paper, power, chemical, water and wastewater and other process industries. The Company markets its engineered FRP products under the Ershigs tradename and believes that it is a leading domestic provider of engineered FRP products for corrosion resistant applications. SEFCO is an integrated manufacturer of engineered field-erected steel tanks and accessories for use in the water and wastewater, agrochemical and petroleum industries. This group focuses its operations on complex projects, where custom engineering and special manufacturing expertise are critical.

     BUSINESS STRATEGY

     The Company's objective is to become the leading provider of a broad range of products and services for handling critical fluids through strategic acquisitions and internal growth. The Company believes that the fragmented nature of the critical fluids handling industry, which is comprised of many companies with limited product ranges or serving limited geographic areas, will provide continued acquisition and internal growth opportunities. The Company also believes that these opportunities provide the Company with the ability to offer a comprehensive range of specialized solutions for meeting customers' critical fluids handling needs.

     Acquisition Strategy. Since its founding in 1994, the Company has completed five acquisitions. The Company's net sales have grown from approximately $17.8 million for fiscal 1995 (a 28-week period ended July 1, 1995) to $71.1 million for fiscal 1997. Pro forma net sales for fiscal 1997 were approximately $104.9 million, including approximately $17.9 million with respect to the recent acquisitions of SEFCO and LaValley. Net loss for fiscal 1995 was $43,000 and increased to net income of $317,000 for fiscal 1997 and was $595,000 for pro forma first quarter fiscal 1998, excluding a $2.3 million non-recurring compensation charge. In addition, EBITDA (as defined in "Summary Consolidated Financial Data") increased from $981,000 for fiscal 1995 to approximately $3.9 million for fiscal 1997 and was $2.3 million for pro forma first quarter fiscal 1998. Key elements of the Company's acquisition strategy include:

     - Develop a Comprehensive Range of Products and Services. The Company's existing products offer a variety of containment and engineered materials solutions for handling critical fluids. The Company intends to broaden its product lines to introduce additional critical fluid separation and measurement products. The Company believes that the ability to offer a comprehensive range of critical fluids handling products and services will be a competitive advantage.

     - Expand Within Existing Markets. The Company intends to expand its product offerings within the geographic markets it currently serves. For example, the SEFCO acquisition is expected to expand the Company's engineered product capabilities into the field fabrication of tanks.

     - Penetrate New Geographic Markets, Including International Markets. The Company believes that it can expand its operations that are regional in nature throughout the United States and internationally. For example, the acquisition of LaValley is expected to strengthen the Company's market position in the Gulf Coast region for the Company's engineered products. In addition, the Company intends to pursue license agreements for the international manufacture of certain products.

     Internal Growth Strategy. The Company is also focused on expanding the scope and profitability of each of the businesses it acquires. Key elements of this growth strategy are:

     - Promote Internal Growth through a Decentralized Structure. The Company employs a decentralized management and operational structure to capitalize on market knowledge, product expertise, name recognition and customer relationships.

     - Reduce Product and Administrative Costs. The Company's consolidation effort has led to raw materials purchasing economies, manufacturing efficiencies, increased sales coverage and product transportation cost reductions. In addition, the Company has improved operating margins by consolidating administrative functions such as finance, insurance and employee benefits.

     - Develop New Products. The Company utilizes the technological expertise, market knowledge and customer relationships of the businesses it acquires to develop new products. For example, as a result of the Company's development efforts, sales of oil/water separators and FRP manhole products have increased from approximately $500,000 for fiscal 1995 to more than $2.3 million for fiscal 1997.

     - Utilize Available Manufacturing Capacity. The Company also believes new products, acquired businesses and growth of current product net sales will increase manufacturing and facility utilization, contributing to further increases in profitability.

     The following table sets forth certain information concerning the businesses which the Company has acquired:

                                                                                                 PRIMARY INDUSTRIES
                   COMPANY                       DATE ACQUIRED         PRINCIPAL PRODUCT               SERVED
                   -------                       -------------         -----------------         ------------------
Fluid Containment(1)..........................  December 1994      Fiberglass Composite USTs    Petroleum Marketing
Hoover........................................  October 1995       Steel Rectangular ASTs       Petroleum Marketing
Ershigs.......................................  February 1997      Engineered FRP Products      Pulp and Paper,
                                                                                                Power, Chemical,
                                                                                                Water and Wastewater
LaValley Construction.........................  October 1997       Engineered FRP Products      Pulp and Paper,
                                                                                                Chemical, Power
SEFCO.........................................  October 1997       Field-Erected Steel Tanks    Water and Wastewater,
                                                                                                and Agrochemical

---------------

(1) Formerly the fiberglass composite UST business of Owens Corning.

OPERATIONS

     The Company is organized to capitalize on focused core competencies and expertise. Its operations are currently split into two groups: the Containment Products Group and the Engineered Products Group. As part of the Company's growth strategy, the Company also anticipates creating two additional product groups to include critical fluid separation and measurement product lines. For a discussion of certain industry segment data, see Note 17 of Notes to the Consolidated Financial Statements.

CONTAINMENT PRODUCTS

     The Containment Products Group of the Company focuses its operations on the manufacture of fiberglass composite USTs and steel rectangular ASTs.

     FIBERGLASS COMPOSITE UNDERGROUND STORAGE TANKS. The Company believes that it is a leading manufacturer of fiberglass composite USTs and markets its products under the Fluid Containment tradename. The Company manufactures and markets single wall and double wall fiberglass composite USTs; leak detection systems; oil/water separators; ReTank(R) retrofit systems; storage tank anchor systems; and fiberglass manhole and wetwell products. The Company is the successor to the fiberglass composite UST business of Owens Corning, which invented the fiberglass composite UST.

     Prior to the Company's acquisition of the tank business of Owens Corning, Owens Corning completed over 235,000 fiberglass composite UST installations during a 30-year period, and helped write and maintain the Underwriters' Laboratory ("UL") 1316 specification. Since the acquisition, the Company has completed almost 15,000 installations of its own fiberglass composite UST products. The Company has a comprehensive training program for installers of the Company's products. The Company also has experienced field service groups located in California, Texas, Indiana, Pennsylvania, Florida and South Carolina that support both the installers and their customers.

     Each fiberglass composite UST comes with a 30-year corrosion warranty and is guaranteed not to rust. The corrosion resistant nature of fiberglass reinforced composite is the chief advantage the Company's fiberglass composite USTs have in the market. The Company continues to strengthen its position in the UST industry through research and development and a continual upgrading of its manufacturing processes and investment in its employees.

     Market. The Company believes that its fiberglass composite UST business is growing primarily because of increased geographic coverage programs by petroleum marketers and increased scope of service station offerings by the major oil companies. Most of these fiberglass composite UST sales are for new locations and developments and not for replacement and rehabilitation programs. An important market for the Company is the newer, larger stations, known as "super-c" stores, that combine the traditional self-service station with a fast food store and a convenience store. According to an August 1995 report of the Fiberglass Tank and Pipe

Institute, an industry organization with principal offices located in Houston, Texas, over 90% of all major petroleum marketing companies in the United States, which includes all of the major integrated oil companies, specify fiberglass composite USTs at all of their new construction sites. The Company believes that growth in this area will continue to expand.

     The Environmental Protection Agency ("EPA") has established certain minimum requirements for UST systems installed before December 22, 1988. A majority of the USTs currently in place in the United States were installed prior to that date. The EPA requirements call for spill protection, overfill protection and corrosion protection. A site with a UST of this age must either (1) add spill, overfill and corrosion protection by December 22, 1998; (2) close the existing UST by December 22, 1998; or (3) replace the closed existing UST with a new UST meeting current regulatory standards. The EPA has announced that it intends to enforce these minimum requirements and that failure of UST owners to adhere to these requirements by the specified date could result in the UST owner being cited for violations and fined. To date, the Company's fiberglass composite UST business does not appear to have been significantly impacted by the implementation of these EPA requirements and there can be no assurance that these requirements ultimately will be enforced by the EPA and, if enforced, that the Company will realize an increase in its fiberglass composite UST net sales as a result of such enforcement activity.

     Competition. The UST market is highly competitive and fragmented, with entrants from both steel tank suppliers and another major fiberglass composite UST supplier. Steel tanks account for a majority of the United States UST market, in terms of net sales. The remainder of this market is divided fairly evenly between two fiberglass composite UST suppliers, the Company and Xerxes, Inc., a company headquartered in Minneapolis, Minnesota that has six manufacturing facilities in the United States. Although steel USTs are less expensive than fiberglass composite USTs, fiberglass composite USTs are not subject to corrosion and do not expose the customer to corrosion leaks and related environmental problems. When determining which product to acquire, one of these two factors will generally control the purchase decision. Although over 100 manufacturers of UL listed steel USTs are located in the United States, most of these manufacturers are small, independent operations. Several of the UST manufacturers, however, are divisions or subsidiaries of larger corporations with financial resources greater than that of the Company. Transportation costs are important in the overall cost of product for this market. As a result, local manufacturers have a distinct advantage of shipping products to the customer. The Company believes that its quality of manufacturing, manufacturing control, product design, testing procedures, history of performance and reliability, delivery capability, customer responsiveness and experienced personnel are competitive advantages in the UST market.

     Marketing and Customers. The Company takes a multifaceted approach to marketing its fiberglass composite UST products and services. The Company's sales staff primarily supports an extensive network of Petroleum Equipment Industry ("PEI") distributors and contractors. For significant national accounts, i.e. a major oil company, the Company generally sells directly to the end user, filling orders through its distributors and contractors. The Company's largest fiberglass composite UST customers are super-regional distribution houses and major oil companies; however, the overall customer base is diverse, with no one customer accounting for more than 4% of the Company's fiberglass composite UST net sales in fiscal 1997. The Company's top eight fiberglass composite UST customers, a mix of PEI distributors and major oil companies, accounted for 22% of the Company's fiberglass composite UST net sales in fiscal 1997. The Company has license agreements with companies outside the United States to produce fiberglass composite USTs using the Company's technology and continues to expand this presence.

     STEEL RECTANGULAR ABOVEGROUND STORAGE TANKS. The Company believes that it is a leading manufacturer of steel rectangular ASTs. The AST market includes both rectangular and cylindrical configurations and is defined by the Company as steel constructions intended for stationary aboveground storage of flammable and combustible liquids at atmospheric pressure. Part of this market includes tanks called vault tanks which are constructed with an insulation system that is designed to reduce the heat transferred to the primary tank in the event the construction were to be exposed to a hydrocarbon pool fire. The term "AST" also refers to tanks manufactured and then transported as a completed unit to the customer. For the purposes of this Prospectus, the term "AST" does not include tanks certified as "large aboveground storage tanks" by the American

Petroleum Institute (tanks with a capacity in excess of 1,000 barrels). The Containment Products Group does not manufacture these large aboveground storage tanks.

     The Company sells its steel rectangular AST products under the Hoover name and has two primary product lines: lubricant tanks (Lube Cube(R)) and vault tanks. Lube Cube(R) tanks are designed and built to hold oil and waste oil products in a service station-type environment, are available in standard sizes up to 12,000 gallons and may be custom designed according to the customer's needs. All Lube Cubes(R) meet NFPA (National Fire Protection Association)-30 for storage of flammable and combustible liquids and are manufactured, tested and labeled according to UL-142 as well as Underwriters' Laboratories of Canada.

     The Company's vault tanks, sometimes referred to as insulated tanks, are steel rectangular ASTs designed to hold highly combustible fuels, whether gasoline, diesel or other. These tanks meet all national fire code requirements for "fire rated" ASTs. Vault tanks are labeled according to UL-2085 "Protected Secondary Containment" for ASTs containing flammable liquids. The Company's vault tanks utilize a patented double wall tank design with insulating material surrounding the inner tank. A pressure testable second steel tank surrounds the insulating material, providing protection to the material and secondary leak containment for the primary tank. In addition to the UL listed tanks, the Company also offers factory-installed equipment packages, including steps, platforms, pumps and electronics for fuel dispensing, standby generators, used oil and lubricating oil.

     Market. The Company believes that its base market for its steel rectangular AST products is growing. The Lube Cube(R) tank market is tied to the growth in number and size of quick-change oil stations and full service centers for auto repair. The vault tank business continues to grow as the market accepts aboveground alternatives to historically underground storage. The vault tank product line has experienced some sales activity associated with the EPA tank upgrade deadline described above; however, the Company believes that its steel rectangular AST growth will be driven by factors other than regulatory compliance.

     Competition. The Company's steel rectangular ASTs are sold in highly fragmented and competitive markets. Most AST manufacturers produce cylindrical steel tanks that compete against the Company's steel rectangular AST products. Over 240 steel AST manufacturers operate in North America, and over 75 of these companies manufacture vault tanks. Several competitors of the Company are divisions or subsidiaries of larger companies with financial and other resources greater than those of the Company. However, the Company believes that the majority of its competitors in this market are local, individually owned manufacturing facilities because of the cost to transport ASTs significant distances. The Company believes that it is the only national manufacturing company in this market, operating facilities in Maryland and California and having subcontracting agreements with quality manufacturing companies in Virginia, North Carolina, Indiana, Kansas, Nebraska, Idaho, Maryland and New York. Almost half of the Company's steel rectangular AST net sales relate to products manufactured by its subcontractors, providing the flexibility to cost-effectively service its customers. The Company's national presence reduces transportation costs for products relative to single plant competitors that compete on a national basis. However, local manufacturers have a competitive advantage in transportation costs. The Company believes that its broad product lines, product design, delivery capability, customer responsiveness and experienced personnel are competitive advantages in the AST market.

     Marketing and Customers. The Company uses its sales staff and outside sales representative to market its steel rectangular AST products to the end-user through a network of PEI distributors and contractors. The customer base for its steel rectangular ASTs is broad, having over 900 accounts. In fiscal 1997, no customer accounted for greater than 4% of the Company's steel rectangular AST net sales except for the United States government, which accounted for approximately 8% of the Company's steel rectangular AST net sales.

     ENGINEERED PRODUCTS

     The Company's Engineered Products Group believes that it is a leading manufacturer of engineered FRP products for corrosion resistant applications and engineered field-erected steel tanks for the municipal and industrial markets.

     ENGINEERED COMPOSITE PRODUCTS. The Company markets its engineered FRP products for corrosion resistant applications under the Ershigs name and is a professional engineering, manufacturing and construction organization that has been serving the industry since 1921. The Company acquired Ershigs in February 1997. The Company focuses its operations in corrosion resistant applications on complex projects, where engineering and manufacturing expertise is critical. The Company designs, manufactures and installs stacks, stack liners, scrubbers, tanks, abrasion resistant pipe and fittings, retention towers and various types of engineered systems. For large diameter structures, the Company employs a proven on-site manufacturing process that eliminates most handling, transportation and remote access concerns. The Company has produced seamless tanks in excess of 100 feet in diameter using this method.

     Market. The Company serves a variety of industries, including pulp and paper, power, chemical, water and wastewater and other process industries. The Company's business is affected by these industries' capital expenditures, which are driven primarily by economic conditions as they relate to the need for new construction, expansion or rehabilitation. Key drivers that the Company believes will affect growth in this area are the implementation of new, more stringent EPA emission regulations for the pulp and paper industry and for the power industry and increasing prices of alternative materials, particularly corrosion resistant grades of stainless steel. Certain capital expenditures in these industries have been postponed pending the release of the new EPA regulations. The EPA has announced that such regulations should be published by November 1998; however, there can be no assurance that such regulations will be released by that date and, even if published by then, that the Company's corrosion resistant engineered products net sales will experience growth as a result of the implementation of such regulations.

     Competition. The Company participates in a highly fragmented market where it believes that most of its competitors are small regional fabrication businesses. Field-erection capabilities and the Company's performance warranty are believed by the Company to provide competitive advantages. RTP ("Reinforced Thermoset Plastics")-1 certification is a competitive advantage in this market and the Company is RTP-1 certified. RTP-1 certification is earned through process audits administered by the American Society of Mechanical Engineers. Such certification denotes quality manufacturing practices, adherence to standardized procedures and a process to qualify material and tank design according to prescribed tests of physical properties. The Company believes that its engineering capabilities, quality reputation, history of performance and effective customer service are competitive advantages in the engineered FRP products market.

     Marketing and Customers. The Company generally sells its engineered FRP products through a combination of direct field sales and a sales representative network. The scope of the work performed by the Company is large in nature and, unless characterized as a special situation, has long lead times to order. The experienced sales force works closely with the customer in designing the correct solution for the customer's need. The customer base of the Company varies from year to year due to the project-oriented nature of the Company's work in this area. The Company has also entered into a license agreement with an international company to provide technology, equipment and expertise.

     ENGINEERED METAL PRODUCTS. In October 1997, the Company acquired SEFCO, a manufacturer of engineered field-erected steel tanks and accessories for use in the municipal, agrochemical and petroleum industries. The Company is vertically integrated with services ranging from engineering design, materials procurement, fabrication, site preparation, piping, foundation work, erection and painting, both in shop and on site. The Company also offers tank inspection, maintenance and repair and operates primarily in Oklahoma, Missouri, Arkansas and Kansas.

     Market. The Company participates in the municipal and industrial markets. These markets are dependent on customers' needs for new installations, expansions and rehabilitation of existing facilities. The municipal market is less cyclical than the industrial segment, and it historically represents approximately 70% of the Company's engineered metal products net sales. The Company deals with a select group of industrial customers that are primarily in the chemical and petrochemical industries. In the region served, the Company believes that both of these markets are growing.

     Competition. The market in which the Company competes for engineered metal products is highly competitive and characterized by numerous small competitors in the municipal market and several large, public companies with financial resources greater than those of the Company in the industrial market. The Company believes that it is able to achieve differentiation by taking advantage of the levels of service, reliability and quality control afforded by vertical integration. Generally, the Company's competitors in the engineered metal products industry are reliant on outside suppliers and local contractors to fulfill the complete scope of projects. The Company believes that this difference between the Company and its competitors provides the Company major advantages in bidding, quality control and scheduling.

     Marketing and Customers. Marketing activities in this area are limited. The Company's engineered metal product customer focus has been the municipal water industry. It has been the Company's experience that most municipal projects are awarded on a price-based bid with attendant requirements for bid bonding. The municipal customers are generally broad based with no known customers representing over 20% of the Company's business activity in this area. Alternatively, the Company believes that industrial client contracts are awarded based upon a combination of bids and private negotiations. The Company believes that it can differentiate itself in all engineered metal product markets in its region as a result of the extensive services it offers through vertical integration of its services.

FACILITIES

     The Company operates facilities throughout the United States and considers them to be in good operating condition and adequate for their present uses. The Company believes that it has sufficient capacity to meet its current and anticipated manufacturing requirements for its operations. The Company owns a facility in Gatesville, Texas that is currently held for sale and is not used as an operations base. The following table sets forth the Company's principal manufacturing plants and offices:

                                                  APPROXIMATE   LEASED
                                                     AREA         OR
                                                   (SQ.FT.)     OWNED                        USES
                                                  -----------   ------                       ----
Fiberglass Composite Underground Storage Tanks
  Conroe, TX(1).................................    130,000      Owned    Manufacturing plant and Containment
                                                                          Products Group headquarters
  Mount Union, PA(2)............................    110,000      Owned    Manufacturing plant and administrative
                                                                          offices
  Bakersfield, CA(3)............................     73,000      Owned    Manufacturing plant and administrative
                                                                          offices
Steel Rectangular Aboveground Storage Tanks
  Baltimore, MD.................................     63,000     Leased(4) Manufacturing plant and administrative
                                                                          offices
  Mira Loma, CA.................................     54,000     Leased(5) Manufacturing plant and administrative
                                                                          offices
Engineered Fiberglass Reinforced Composite
  Products
  Bellingham, WA................................     63,000      Owned    Manufacturing plant and Engineered
                                                                          Products Group headquarters
  Wilson, NC....................................     47,000      Owned    Manufacturing plant and administrative
                                                                          offices
  Biloxi, MS....................................     29,000      Owned    Manufacturing plant and administrative
                                                                          offices
Engineered Field-Erected Steel Tanks
  Tulsa, OK(6)..................................     33,000      Owned    Manufacturing plant and administrative
                                                                          offices
Denali Incorporated
  Houston, TX...................................      4,600     Leased    Corporate headquarters

---------------

(1) Facility is located on 65 acres.

(2) Facility is located on 24 acres.

(3) Facility is located on 20 acres.

(4) Lease expires in 2004.

(5) Lease expires in February 1998 and the Company plans to consolidate into its Bakersfield facility and will not renew the lease.

(6) Facility is located on 12 acres.

BACKLOG

     The Company's backlog is based upon customer orders received that the Company believes are firm. Backlog is comprised of both products to be delivered and services to be performed. The level of backlog at any particular time is not necessarily indicative of the future operating performance of the Company as orders may be changed at any time and the Company is affected by seasonality. See "Risk Factors -- Seasonality." At August 31, 1997 and August 31, 1996, the Containment Products Group's backlog was approximately $11.9 million and $10.5 million, respectively. For any given date, the Company anticipates that 80% of the Containment Products Group's backlog will be shipped or performed within 90 days and 90% will be shipped or performed within 180 days. At August 31, 1997, the Engineered Products Group's backlog (including pending acquisitions) was approximately $11.2 million. For any given date, the Company anticipates that 60% of the backlog of the Engineered Products Group will be shipped or performed within 90 days and 80% will be shipped or performed within 180 days.

MATERIALS AND SUPPLIERS

     Owens Corning and the Company are parties to a supply contract pursuant to which the Company purchases from Owens Corning the fiberglass used in the Company's composite products. Under this supply contract, Owens Corning is required to supply and the Company is required to purchase at least 80% of the Company's Containment Products group fiberglass requirements through December 31, 1997. The Company has entered into a supply contract with Owens Corning beginning January 1, 1998, to supply at least 90% of the Company's fiberglass requirements through December 31, 2000. In addition, this contract contains certain stabilizing pricing parameters. In addition to Owens Corning, the Company continues to negotiate with other vendors to ensure a continued supply of fiberglass to the Company for its production needs.

     The Company is a significant purchaser of resin. Resin is available in adequate supply from many sources. The Company does not depend upon any single supplier or source. The Company has identified additional resin suppliers during the last year, which will allow for competitive bidding should a future pricing or supply imbalance occur. The Company's ability to operate and to grow is partially dependent upon its ability to obtain an adequate supply of resin and fiberglass. The Company believes current market conditions, the above actions and contractual arrangements make significant raw material cost deviations unlikely during the next 36 months.

     For the Company's steel fabrication businesses, the principal materials used are standard steel shapes, steel plate, fittings, welding gases and paint and are all currently available in adequate supply from many sources. The Company does not depend upon any single supplier or source.

PATENTS AND TRADEMARKS

     The Company owns numerous United States patents and has a number of trademarks registered in the United States. Although the Company regards its patents and trademarks to be of value, it believes that in most instances its manufacturing and technical knowledge and experience are more important to its competitive position than are its patents and trademarks. The Company does not consider its business to be dependent on any one or more of such patents or trademarks.

INSURANCE

     The Company maintains a comprehensive insurance program providing various types of coverage for its operations including, without limitation, commercial general liability, commercial automobile liability, workers' compensation and employment practices liability, directors and officers liability, business interruption and property and casualty insurance. All policies are subject to deductibles and other coverage limitations and are at limits and amounts of insurance that, based on the Company's operating experience and consultations with its independent insurance risk advisors, it believes are consistent with customary practices and standards of companies engaged in similar businesses. Although the Company's management believes that the Company's insurance is adequate, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.

GOVERNMENT REGULATION

     The Company is subject to numerous foreign, federal, state and local laws and regulations relating to the protection of health, safety and the environment, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Clean Water Act, the Clean Air Act (including the 1990 Amendments), the Resource Conservation and Recovery Act ("RCRA"), and the Occupational Safety and

Health Act ("OSHA"). Each of these statutes provides for the imposition of substantial civil and criminal penalties, as well as the possibility of permit revocation and corrective action orders, for violations of its requirements. These laws may also provide for retroactive, strict liability, rendering a party liable for environmental damage without regard to its negligence or fault. The Company believes that it is in substantial compliance with such laws. Nevertheless, risks of substantial costs and liabilities are inherent in certain of its operations, and in certain products produced by the Company, as they are with other enterprises engaged in similar businesses. Since its formation, however, the Company's cost of complying with environmental and health and safety laws and regulations has not been material, but the fact that such laws or regulations are changed frequently makes predicting the cost or impact of such laws and regulations on its future operations uncertain. Modification of existing laws or regulations or the adoption of new laws or regulations affecting the Company's operations could adversely affect the Company.

  Wastewater

     Certain of the Company's facilities discharge process wastewater and storm water and are subject to the requirements of the federal Clean Water Act and comparable state statutes. Many of such requirements are embodied in permits issued to the plants by state and federal environmental agencies. The Company believes its facilities are generally in compliance with such requirements. However, both federal and state authorities continue to develop legislation and regulations to control the discharge of water pollutants. Passage of more restrictive legislation or regulations could necessitate additional capital expenditures to reduce discharges of such substances into the environment due to routine or episodic events.

  Air Emissions

     Certain of the Company's facilities are subject to the requirements of the federal Clean Air Act and comparable state statutes. Many of such requirements are embodied in permits issued to these facilities by governmental agencies. The Company believes that its operations are in substantial compliance with such statutes and permits in all states. Amendments to the federal Clean Air Act were adopted in 1990 (the "1990 Amendments") and contain provisions that may result in the imposition of certain pollution control requirements with respect to air emissions from the Company's operations. These amendments direct the EPA to establish technology-based standards for hazardous air pollutants based on the use of "maximum achievable control technology" or MACT. By November 15, 1997, the EPA is scheduled to promulgate MACT standards for the reinforced plastic composites industry category. These standards may result in tighter emissions control requirements affecting the Company's fiberglass tank manufacturing operations. The Company is working with other industry members to assist the EPA in the development of MACT standards that will be acceptable to the industry. The 1990 Amendments may also require the Company to obtain new operating permits for various of its facilities. The Company is currently in the process of procuring such permits. The adoption of MACT standards applicable to the Company's operations may result in increased operating or capital expenditures. At this time, however, the Company does not believe that it will be materially adversely affected by any emissions control or permit requirements resulting from the 1990 Amendments.

  Superfund

     CERCLA, also known as "Superfund," and comparable state laws impose liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of a site and companies that disposed or arranged for the disposal of the hazardous substances found at a site. Those statutes also authorize governmental environmental authorities such as the EPA and, in some instances, third parties to take action in response to threats to the public health and the environment and to seek to recover from the responsible classes of persons the costs incurred in cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In the course of its ordinary operations, the Company generates waste, some of which may fall within the statutory definition of a "hazardous substance" and some of which may have been disposed of at sites that may require clean up under Superfund. The

Company has been named as a potentially responsible party ("PRP") under CERCLA or similar state Superfund laws at four sites: the Seaboard Chemical Company site in Jamestown, North Carolina; the Diaz Refinery site in Diaz, Arizona; the Bay Drum site in Tampa, Florida; and the Western Processing site in Kent, Washington. In three such cases, however, the Company has entered into consent orders resolving its liabilities as a de minimis or de micromis party and the Company believes that any future liabilities related to these three sites will not have a material adverse effect on the financial condition of the Company. With respect to the Bay Drum site, the Company has been allocated a 0.012% share of total waste associated with the site and is negotiating to be a party to the consent decree entered into between EPA and 94 PRPs or to participate in an internal buy-out with other de minimis parties. The Company believes that the cost of any de minimis settlement will not have a material adverse effect on the financial condition of the Company. The Company's Bellingham, Washington plant is located adjacent to a wood treatment facility that has been proposed for listing on the EPA's National Priorities List of Superfund sites (the Oeser Company site). In addition, contamination has been discovered in Little Squalicum Creek, which is in proximity to the site. Both sites are listed on the Washington State Priorities List as awaiting remedial action. It is unknown by the Company what the magnitude of potential cleanup costs may be for such sites. To date, the Company has not been named a PRP relative to either site. The Company believes that any liability relating to its historical disposal practices will not have a material adverse effect on the financial condition of the Company.

  Solid and Hazardous Wastes

     The Company generates hazardous and non-hazardous solid wastes which are subject to the requirements of RCRA and comparable state statutes. The Company believes that it is in general compliance with such requirements. The RCRA regulations generally impose requirements on the handling of currently generated hazardous waste, such regulations may also require "corrective action" with respect to contamination at facilities caused by the past handling of various substances. For example, spills and releases of materials from facility operations might require clean up pursuant to such orders or other remedial statutes. Though no assurances can be given in this regard, the Company does not believe that any such clean up activities will have a material adverse effect on its financial condition.

  Safety Regulation

     The Company is also subject to the requirements of OSHA and comparable state statutes. The Company believes that it has operated in substantial compliance with OSHA requirements, including general industry standards, record keeping and hazard communicational requirements. The nature of the Company's business may result from time to time in industrial accidents. On September 10, 1996, an employee died in an accident involving a Hoover tank at the Mira Loma, California facility. In connection with the accident, criminal charges have been filed against two of the Company's employees. The Company has engaged counsel to represent the employees and to vigorously defend them against the charges. The Company has not been charged. Though no assurances can be given regarding this accident, the Company does not believe that liabilities associated with this accident will have a material adverse effect on its financial condition. It is possible that changes in safety and health regulations or a finding of non-compliance of current regulations could result in additional capital expenditures or operating expenses.

  Present and Future Environmental Capital Expenditures.

     Although it is the Company's policy to comply with all applicable environmental, health and safety laws and regulations, in many instances the implementing regulations have not been finalized. Even where regulations or standards have been adopted, they are subject to varying and conflicting interpretations and implementation. In many cases, compliance with environmental regulations or standards can only be achieved by capital expenditures, some of which may be significant. The Company has no current plans for substantial capital expenditures with respect to compliance with environmental, health and safety laws. To the extent estimates are available, capital expenditures for environmental control facilities are expected to be less than $200,000 for each of fiscal 1998 and 1999.

EMPLOYEES

     At November 1, 1997, the Company employed 743 persons. Four collective bargaining agreements cover 245 employees in California, Pennsylvania, Texas and Washington. All of these agreements expire between December 1997 and October 1998. The Company considers its employee relations to be good.

LEGAL MATTERS

     From time to time the Company is a party to what it believes is routine litigation and proceedings that may be considered as part of the ordinary course of its business. Except as described above, the Company is not aware of any current or pending litigation or proceedings that could have a material adverse effect on the Company's operations, financial condition or cash flow.

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS

     The directors and executive officers of the Company are as follows:

              NAME                 AGE                         POSITION
              ----                 ---                         --------
Stephen T. Harcrow...............  51    Chairman of the Board and Chief Executive Officer
Ed de Boer.......................  54    Chief Operating Officer
R. Kevin Andrews.................  32    Chief Financial Officer
Melford S. Carter, Jr............  35    Vice President of Business Development
Robert B. Bennett................  55    Vice President (Containment Products Group)
Lee W. Orr.......................  39    Vice President (Engineered Products Group)
Cathy L. Smith...................  36    General Counsel
Ernest H. Cockrell...............  52    Director
Thomas D. Simmons, Jr............  53    Director
J. Taft Symonds..................  58    Director
Stephen M. Youts.................  50    Director

     Mr. Harcrow has been Chairman of the Board and Chief Executive Officer of the Company since its inception in December 1994. Mr. Harcrow was employed with Baker Hughes Incorporated ("BHI") for over 20 years until August 1993, ultimately serving as Senior Vice President of BHI and President of its EnviroTech operating group. Mr. Harcrow is also a director of Tetra Technologies, Inc., a specialty inorganic chemical company. Mr. Harcrow has a BA from the University of Houston.

     Mr. de Boer became Chief Operating Officer of the Company on November 1, 1997. Prior to joining the Company as a consultant in January 1997, Mr. de Boer served as President and Chief Executive Officer of EnviroTech Pumpsystems, Inc., a wholly owned subsidiary of the Weir Group of Glasgow, Scotland from September 1994 to February 1996. Mr. de Boer was President of the BHI EnviroTech Pump Group from 1990 to 1994, and President of BGA International from 1988 to 1990. Mr. de Boer has a BS in Mechanical Engineering from the Institute of Technology in the Netherlands and an MBA from The University of British Columbia.

     Mr. Andrews is Chief Financial Officer and has been with the Company since August 1995. Prior to joining the Company, Mr. Andrews served as a Corporate Development and Financial Manager for Moorco International, a supplier of fluid measurement and pressure control products, from November 1993 until June 1995, and the Financial Manager for BHI EnviroTech operating group from 1991 to 1993. Mr. Andrews received his MBA and BA from The University of Tulsa and is a certified public accountant.

     Mr. Carter is Vice President of Business Development and has been with the Company since August 1995. Prior to joining the Company, Mr. Carter served as Corporate Marketing Manager for National-Oilwell, Inc., a supplier of oilfield drilling equipment and consumables, from June 1994 to

August 1995, and the Marketing Manager for the BHI EnviroTech operating group from 1992 until 1994. Mr. Carter earned his MBA in finance and international business and BS in Mechanical Engineering from The University of Texas at Austin.

     Mr. Bennett is Vice President of the Company and Chief Operating Officer of the Containment Products Group and has served in that capacity since April 1996. Prior to his association with the Company, he served as Vice President of the Asia Pacific/Middle East Business Units of Baker Hughes INTEQ, Singapore from 1992 to 1995. He also served as Vice President, Milpark Drilling Fluids (a division of BHI) from 1989 to 1992 and was President of Densitech, a drilling fluids company, prior to its acquisition by BHI. Mr. Bennett has a BS in Chemistry from Sam Houston State University.

     Mr. Orr is Vice President of the Company and Chief Operating Officer of the Engineered Products Group and has served in that capacity since May 1997. Prior to joining the Company, Mr. Orr was Vice President and General Manager of EnviroTech Molded Products from 1995 to 1997; General Manager of EnviroTech Rubber Engineering from 1993 until 1995; and Vice President -- Finance for BGA International from 1991 until 1993. Mr. Orr has an MBA from The University of Texas at Austin and a BBA from Abilene Christian University.

     Ms. Smith is General Counsel and has been with the Company since January 1996. Ms. Smith was employed more than six years at BHI from August 1989 to July 1995, most recently as General Counsel of EnviroTech. Prior to joining BHI, Ms. Smith worked for the law firm of Thelen, Marrin, Johnson & Bridges from June 1986 to August 1989. Ms. Smith received her J.D. from The University of Houston.

     Mr. Cockrell has been a director of the Company since its inception in December 1994. Since 1970, Mr. Cockrell has served in various capacities at Cockrell Oil Corporation and has been its Chairman and Chief Executive Officer since 1996. Mr. Cockrell currently serves as a Director of Pennzoil Company and Southwest Bank of Texas.

     Mr. Simmons has been a director of the Company since its inception in December 1994. Mr. Simmons serves as Chairman of Simmons, Vedder & Co., a real estate development and investment firm which he cofounded in 1992. Prior to founding Simmons, Vedder & Co., Mr. Simmons spent more than 20 years with the Trammel Crow organization, most recently serving as Group Managing Partner.

     Mr. Symonds has been a director of the Company since its inception in December 1994. Since 1978, Mr. Symonds has served as Chairman of Maurice Pincoffs Company, an international marketing company, and, since 1978, as President of Symonds Trust Co., Ltd., an investment firm. Mr. Symonds currently serves as Chairman of Tetra Technologies, Inc., and Director of Plains Resources, Inc.

     Mr. Youts has been a director of the Company since its inception in December 1994. Since 1992, Mr. Youts has served as Managing Director and Chairman of Avondale Partners, an investment banking firm.

DIRECTOR COMPENSATION

     None of the Company's directors received any compensation for their services as a director during fiscal 1997. After completion of the Offering, the Company intends to pay each director who is not an employee of the Company an annual director's fee of $12,000 plus a fee of $500 for each Board or committee meeting attended. Members of the Board of Directors who are employees of the Company do not receive any fees. The Company reimburses all directors for reasonable expenses incurred in connection with attending meetings of the Board. Officers serve at the discretion of the Board of Directors and are elected annually. There are no family relationships between the directors or executive officers of the Company. No director is selected or serves pursuant to any special arrangement or contract.

     The Board of Directors will be divided into three relatively equal classes with up to four directors in each class, with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected by the holders of the Common Stock to succeed those directors whose terms are expiring. See "Description of Capital Stock -- Common Stock."

     Upon completion of the Offering, the Board of Directors intends to establish a Compensation Committee and an Audit Committee. The Compensation Committee will make recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees. The Audit Committee will aid management in the establishment and supervision of the Company's financial controls, evaluate the scope of the annual audit, review audit results, consult with management and the Company's independent auditors prior to the presentation of financial statements to shareholders and, as appropriate, initiate inquiries into aspects of the Company's financial affairs.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Company during fiscal 1997 to the Company's Chief Executive Officer and each other executive officer whose compensation for such fiscal year was in excess of $100,000 (collectively, the "Named Executive Officers").

                                                           ANNUAL COMPENSATION(1)
                   NAME AND                       FISCAL   -----------------------    ALL OTHER(3)
              PRINCIPAL POSITION                   YEAR    SALARY($)   BONUS($)(2)   COMPENSATION($)
              ------------------                  ------   ---------   -----------   ---------------
Stephen T. Harcrow.............................
  Chief Executive Officer                          1997     240,000      60,000           3,837
Robert B. Bennett..............................
  Vice President of Containment                    1997     150,000      37,500           3,057
     Products Group
R. Kevin Andrews...............................
  Chief Financial Officer                          1997      80,004      28,000           2,275
Melford S. Carter, Jr. ........................
  Vice President of Business Development           1997      80,004      28,000           1,798
Cathy L. Smith.................................
  General Counsel                                  1997      80,004      28,000           2,275

---------------

(1) Information with respect to certain perquisites and other personal benefits has been omitted because the aggregate value of such items does not meet the minimum amount required for disclosure under SEC regulations.

(2) Bonus amounts were earned during the fiscal year indicated, but paid in the second quarter of the following fiscal year.

(3) Each of the amounts in this column is a combination of (a) matching contributions to the executive officer's account in the Company's Retirement
    (401K) Plan and (b) premium payments by the Company for life insurance for the benefit of the executive officer.

OPTION VALUES

     The following table sets forth certain information with respect to the value of the stock options held by the Named Executive Officers at June 28, 1997. No Named Executive Officer exercised any stock options during fiscal 1997.

                                 OPTION VALUES

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED
                                                               OPTIONS AT             IN-THE-MONEY
                                                           FISCAL YEAR END(#)        OPTIONS($)(1)
                                                         ----------------------   --------------------
                                                              EXERCISABLE/            EXERCISABLE/
                         NAME                                UNEXERCISABLE           UNEXERCISABLE
                         ----                            ----------------------   --------------------
R. Kevin Andrews.......................................         37,730/0               406,729/0
Melford S. Carter, Jr..................................         37,730/0               406,729/0
Cathy L. Smith.........................................         37,730/0               406,729/0

---------------

(1) Reflects the difference between the exercise price of options and the initial public offering price.

STOCK OPTION PLANS

  1996 Incentive Stock Option Plan

     The Company's 1996 Incentive Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors and the stockholders of the Company in February 1996 and subsequently amended effective September 1997. The purpose of the 1996 Plan is to promote the long-term growth and profitability of the Company. The 1996 Plan is intended to grant incentive stock option awards to all employees of the Company; provided, however, that such awards shall be non-qualified options if they do not meet the requirements for being considered as incentive stock options. No further options may be granted pursuant to the 1996 Plan.

     The 1996 Plan is administered by the Company's Board of Directors. The Board selects the employees who will receive awards, determines the terms of the awards to be granted and interprets and administers the 1996 Plan. The Board of Directors of the Company may terminate or amend the 1996 Plan without stockholder approval, except to the extent that stockholder approval is required by the Internal Revenue Code or other applicable law.

     Awards granted under the 1996 Plan are subject to such terms and conditions as the Board of Directors may establish. If a recipient of an award under the 1996 Plan ceases to be an employee of the Company by reason of death or disability, all options theretofore granted to such recipient which are exercisable at the date of such death or disability may be exercised by such recipient's estate or the recipient at any time within three months after the date of such death or disability. Except as provided below, if a recipient of an award ceases to be an employee of the Company by reason of termination with or without cause, resignation, retirement, or any reason other than death or disability, all options awarded to such participant shall automatically terminate, effective as of such cessation of employment, to the extent not theretofore exercised. Notwithstanding the foregoing, with respect to options under the 1996 Plan granted to Mr. Andrews, Mr. Carter and Ms. Smith, if Stephen
T. Harcrow does not hold the office at the Company of President, Chief Executive Officer or a similar office with responsibility and authority comparable to that of President or Chief Executive Officer, a recipient of an award who ceases to be an employee of the Company by reason other than death or disability may exercise all options theretofore granted and not previously exercised within three months after the date upon which such recipient's employment is terminated. Pursuant to the 1996 Plan, the payment of an optionee's exercise price shall be made in cash. In connection with the merger of CSI with and into the Company in September 1997, the Company issued options to acquire 254,643 shares of its Common Stock under the 1996 Plan in exchange for options to acquire 1,400 shares of the common stock of CSI. As part of this transaction, Mr. Bennett will receive options to acquire 72,750 shares of the Common Stock in exchange for his CSI stock options (which were originally received in April
1996).

  1997 Incentive Stock Option Plan

     The Company's 1997 Incentive Stock Option Plan (the "1997 Plan") was adopted by the Board of Directors and the stockholders of the Company in September 1997. The purpose of the 1997 Plan is to promote the long-term growth and profitability of the Company. The 1997 Plan is intended to grant incentive stock option awards to all employees of the Company; provided, however, that such awards shall be non-qualified options if they do not meet the requirements for being considered as incentive stock options. Awards of options to acquire up to an aggregate of 362,873 shares may be granted pursuant to the 1997 Plan.

     The 1997 Plan is administered by the Company's Board of Directors. The Board selects the employees who will receive awards, determines the type and terms of the awards to be granted and interprets and administers the 1997 Plan. The Board of Directors of the Company may terminate or amend the 1997 Plan without stockholder approval, except to the extent that stockholder approval is required by the Internal Revenue Code or other applicable law.

     Awards granted under the 1997 Plan are subject to such terms and conditions as the Board of Directors may establish. If a recipient of an award under the 1997 Plan ceases to be an employee of the Company by reason of termination without cause, resignation, retirement, death or disability, all options theretofore granted to such recipient which are exercisable at the date of such event may be exercised by such recipient or such recipient's estate if applicable, at any time within three months after the date of such event. If a recipient of an award ceases to be an employee of the Company by reason of termination with cause, all options awarded to such participant shall automatically terminate, effective as of such cessation of employment, to the extent not theretofore exercised.

     In September 1997, the Company awarded options effective as of the date of this Prospectus to acquire 171,030 shares of the Company's Common Stock to certain executive officers, including options to acquire 94,742 shares granted to Mr. de Boer, 47,371 shares granted to Mr. Orr, and 9,639 shares each granted to Mr. Andrews, Mr. Carter and Ms. Smith. Forty percent of the options granted to Messrs. de Boer and Orr will vest immediately and the remaining options will vest in equal amounts on the first, second, third and fourth anniversaries of the date of grant. The options granted to Mr. Andrews, Mr. Carter and Ms. Smith will vest in equal amounts on each of the first four anniversaries of the date of grant. All such options will be exercisable at a price per share equal to the price to the public reflected on the front cover of this Prospectus and must be exercised within five years of the date of the grant.

SALARY CONTINUATION AGREEMENT

     Mr. Harcrow is a party to a Salary Continuation Agreement entered into with the Company in September 1997 which provides for certain payments to his wife in the event of his death or disability. Upon the occurrence of such event, the Company shall (i) pay to his wife in monthly installments an annual sum equal to his annual salary for a period of three years thereafter and (ii) provide and pay for health insurance for Mr. Harcrow's wife and family for such three year period. The Salary Continuation Agreement will terminate in the event that Mr. Harcrow terminates his employment with the Company for any reason other than death or disability. In addition, the Company's obligations under the agreement will terminate (i) upon the death of Mr. Harcrow's wife or (ii) upon Mr. Harcrow's death or disability, if his wife is not then living. The Salary Continuation Agreement will expire on August 31, 1999. On termination of the agreement, the benefits described above shall remain in force and effect thereafter; however, the three-year period for benefits will provide for benefits only from the date of disability or death of Mr. Harcrow until September 1, 2002.

CONFIDENTIALITY AND NON-COMPETITION AGREEMENTS

     Each of Mr. Andrews, Mr. Carter and Ms. Smith has entered into a Confidentiality and Non-Competition Agreement with the Company. Each agreement contains a covenant-not-to-compete with the Company during such employee's period of employment with the Company and for a period of one year following termination of employment.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of a director's duty of care to the Company and its stockholders. This provision does not eliminate a director's duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief will remain available under Delaware law. Each director continues to remain liable for a breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law, for improper distributions to stockholders and for any transaction from which the director derives an improper personal benefit. This provision also does not affect a director's liability under other laws, such as the federal securities laws.

     The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Prior to consummation of this Offering, the Company will enter into indemnification agreements with each of its directors that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law. Such indemnification agreements include related provisions intended to facilitate the indemnitee's receipt of such benefits, including certain provisions applicable to constituent corporations in the event of certain mergers or acquisitions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     J. Taft Symonds, a member of the Company's Board of Directors, is chairman of the board of Tetra Technologies, Inc. ("Tetra"). Stephen T. Harcrow, Chairman and Chief Executive Officer of the Company, serves on the Board of Directors and Compensation Committee of Tetra. Since the Company does not presently have a compensation committee, the entire Board of Directors of the Company is responsible for review of executive compensation.

                              CERTAIN TRANSACTIONS

TETRA TECHNOLOGIES, INC.

     During the fiscal year ended June 28, 1997, the Company purchased approximately $82,000 of calcium carbonate ("brine") from Tetra, a specialty inorganic chemical company. J. Taft Symonds, a director of the Company, is the Chairman of the Board of Tetra, and Stephen T. Harcrow, the Company's Chairman and Chief Executive Officer, is also on the Board of Directors of Tetra. All of the brine purchases were made on a spot basis without the benefit of a contract.

REDEMPTION OF SERIES A PREFERRED STOCK

     A portion of the proceeds from this Offering will be used to redeem all of the currently issued and outstanding Series A Preferred Stock of the Company. Approximately 75% of the Series A Preferred Stock is currently beneficially owned by the Company's directors or their affiliates. Upon redemption of the Series A Preferred Stock, each of Messrs. Harcrow, Cockrell, Symonds and Youts (including affiliates) will receive approximately $235,000 (including accrued and unpaid dividends through the redemption date), and Mr. Simmons (including affiliates) will receive approximately $117,500 (including accrued and unpaid dividends through the redemption date). In addition, National Investment Management, Inc., a corporation wholly-owned by Mr. Richard D. Robins, a beneficial owner of in excess of 5% of the Common Stock, will receive approximately $235,000 (including accrued and unpaid dividends through the redemption date) upon such redemption. See "Use of Proceeds."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of October 31, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby, by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group:

                                                                           SHARES BENEFICIALLY OWNED(1)
                                                                                    PERCENT(2)
                                                                           ----------------------------
                                                                           PRIOR TO             AFTER
                  NAME OF BENEFICIAL OWNER               NUMBER            OFFERING           OFFERING
                  ------------------------              ---------          ---------          ---------
(i)    Directors
       Stephen T. Harcrow(3)(4).......................    411,925             18.9%               9.6%
       Ernest H. Cockrell(5)..........................    343,000             15.7%               8.0%
       Cockrell Oil Corporation
       1600 Smith, Suite 4600
       Houston, Texas 77002
       Thomas D. Simmons, Jr.(6)......................    133,770              6.1%               3.1%
       Simmons Vedder Investment Partnership
       1800 West Loop South, Suite 1575
       Houston, Texas 77027
       J. Taft Symonds(7).............................    343,000             15.7%               8.0%
       Symonds Trust Co., Ltd.
       2040 North Loop West, Suite 200
       Houston, Texas 77018
       Stephen M. Youts(8)............................    343,000             15.7%               8.0%
       Avondale Partners, Inc.
       Two Post Oak Central
       1980 Post Oak Blvd., Suite 1910
       Houston, Texas 77056
(ii)   Non-Directors, Named Executive Officers
       Robert B. Bennett(4)(9)........................     72,750              3.2%               1.6%
       R. Kevin Andrews(4)(10)........................     37,730              1.7%              *
       Melford S. Carter, Jr.(4)(10)..................     37,730              1.7%              *
       Cathy L. Smith(4)(10)..........................     37,730              1.7%              *
(iii)  Non-Directors, 5% Beneficial Owners
       Richard D. Robins(11)..........................    343,000             15.7%               8.0%
       National Investment Management, Inc.
       2601 Airport Drive, Suite 210
       Torrance, CA 90505
       Wolfram Vedder(12).............................    171,500              7.8%               4.0%
       Deidre L. Vedder(12)
       1800 West Loop South
       Suite 1575
       Houston, TX 77027
(iv)   All Executive Officers and Directors as a Group
         (9 persons)..................................  1,760,635             74.3%              39.4%

---------------

  *   Less than one percent.

(1) Unless otherwise indicated, all shares of Common Stock are held directly with sole voting and investment powers.

 (2) Except for the percentages of certain parties that are based on presently exercisable options which are indicated in the following footnotes to the table, the percentages indicated are based on 2,184,910 shares of Common Stock issued and outstanding on October 31, 1997 and 4,284,910 shares issued and outstanding subsequent to the completion of the Offering. In the case of parties holding presently exercisable options, the percentage ownership is calculated on the assumption that the shares purchasable within the next 60 days underlying such options are outstanding.

 (3) Mr. Harcrow is also an executive officer of the Company. Includes 36,015 shares owned by the Harcrow Family Partnership, L.P., the general partner of which is a corporation of which Mr. Harcrow is the President.

 (4) All officers of the Company have the following address: 1360 Post Oak Blvd., Suite 2470, Houston, Texas 77056.

 (5) Includes 343,000 shares owned by Cockrell Investment Partners, L.P., a Texas limited partnership, of which Mr. Cockrell is the Chairman of Texas Production Company, its general partner.

 (6) Includes 58,310 shares owned by Simmons Family Trust of which Mr. Simmons is Co-Trustee, and 18,865 shares owned by The Estate of Candace U. Simmons, of which Mr. Simmons is the independent executor.

 (7) Includes 343,000 shares owned by Symonds Trust Co., Ltd., a Texas corporation, of which Mr. Symonds is the President.

 (8) Includes 343,000 shares owned by Avondale CSI Holdings LP, a Delaware limited partnership; Mr. Youts is the President of Avondale Partners, Inc., its general partner.

 (9)  Includes 72,750 shares currently issuable upon the exercise of options.

(10) Includes 37,730 shares of Common Stock currently issuable upon the exercise of options.

(11) Includes 343,000 shares owned by National Investment Management, Inc., a California corporation of which Mr. Robins is the President and sole stockholder.

(12) Although each disclaims beneficial ownership of the other's stock, includes 85,750 shares owned directly by Mr. Wolfram Vedder and 85,750 shares owned directly by Mrs. Deidre L. Vedder, his wife.

                             DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value $.01 per share, 1,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock") and 4,800 shares of Series A Preferred Stock, par value $.01 per share. The discussions of the Common Stock and Preferred Stock here and elsewhere in this Prospectus are qualified in their entirety by reference to: (i) the Certificate of Incorporation of the Company, as amended, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and (ii) the applicable Delaware law.

     The Company has issued and has outstanding 4,800 shares of its Series A Preferred Stock, par value $.01 per share. All of such shares are issued to the founders of the Company, including the Company's current directors who collectively own approximately 75% of the issued and outstanding shares of Series A Preferred Stock. The Company intends to use a portion of the proceeds from this Offering to redeem all of the issued and outstanding shares of the Series A Preferred Stock for a total aggregate purchase price of approximately $1,410,000 (including $210,000 for accrued and unpaid dividends through September 30, 1997).

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to cumulative voting rights. The Board of Directors is classified into three classes of directors, with each class of directors consisting of a number of directors as equal in number as possible, with the term of each class of directors expiring on a staggered basis. See "Management -- Board of Directors." The classification of the

Board of Directors may make it more difficult to change the composition of the Board of Directors and thereby may discourage or make more difficult an attempt by a person or group to obtain control of the Company.

     Subject to the terms of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Company's board of directors out of funds legally available therefor. The Common Stock is not subject to any calls or assessments. Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock. Holders of Common Stock have no redemption, conversion or preemptive rights.

PREFERRED STOCK

     Shares of Preferred Stock may be issued without stockholder approval. The board of directors is authorized to issue up to 1,000,000 shares of Preferred Stock in one or more series and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including, without limitation (i) the number of shares and the name of the series, (ii) the rate and times at which dividends will be payable on the shares of the series, and the status of such dividends as cumulative or non-cumulative and as participating or non-participating, (iii) the prices, times and terms, if any, at or upon which shares of the series will be subject to redemption, (iv) the rights, if any, to convert such shares into, or to exchange such shares for, shares of any other class of stock of the Company, (v) the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series, (vi) the rights and preferences, if any, of shares of the series upon any liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Company, (vii) the limitations, if any, applicable while the series is outstanding, on the payment of dividends or making of distributions on, or the acquisition of, the Common Stock or any other class of stock which does not rank senior to the shares of the series. The Company has no current plans for issuance of any shares of Preferred Stock. Any issuance of shares of Preferred Stock may adversely affect the voting powers or rights of the holders of Common Stock.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder, with three exceptions: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced, excluding for purposes of determining the number of shares outstanding the shares owned by persons who are both directors and officers of the corporation and the shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to the date that the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not pursuant to written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation, excluding voting stock owned by the interested stockholder. The restrictions in Section 203 also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation (for example, a proposed tender or exchange offer for 50% or more of the corporation's outstanding voting stock) which is approved or not opposed by a majority of the corporation's directors then in office and which is with or by a person who had not been an interested stockholder during the preceding three years or who became an interested stockholder with the approval of the corporation's board of directors.

     Section 203 defines a "business combination" as, in general: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale lease, transfer, pledge or other disposition to the interested stockholder of 10% or more of the corporation's assets; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation to the interested stockholder of any stock of the corporation; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or of securities convertible into the stock of any class or series, which is beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Section 203 defines an "interested stockholder" as, in general, any person or entity who or which directly or indirectly beneficially owns 15% or more of the outstanding voting stock of the corporation and any person or entity affiliated or associated with or controlling or controlled by that person or entity.

     The provisions of Section 203 could operate to delay or prevent the removal of incumbent directors of the Company or a change in control of the Company. They also could discourage, impede or prevent a merger, tender offer or proxy contest involving the Company, even if such an event would be favorable to the interests of the Company's stockholders generally. By adopting an amendment to the Company's certificate of incorporation or by-laws, the Company's stockholders may elect not to have Section 203 apply to the Company effective 12 months after the adoption of the amendment. Neither the Company's Certificate of Incorporation nor its By-Laws currently exclude the Company from the restrictions imposed by Section 203.

TRANSFER AGENT

     The Transfer Agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C., Dallas, Texas. Its telephone number is (800)635-9270.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of Common Stock. Aside from the 2,100,000 shares sold in this Offering, only a limited number of shares will be available for sale immediately following completion of this Offering because of certain contractual and legal restrictions on resale (as described below). Accordingly, sales of substantial amounts of Common Stock of the Company in the public market after these restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon the completion of this Offering, the Company will have outstanding an aggregate of 4,284,910 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding stock options and warrants. Of these outstanding shares of Common Stock, the 2,100,000 shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act.

     The remaining 2,184,910 shares of Common Stock held by existing stockholders (the "Restricted Shares") will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. The Restricted Shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act (which is summarized below). Sales of the Restricted Shares in the public market, or the availability of the Restricted Shares for sale, could adversely affect the market price of the Common Stock.

     Certain stockholders of the Company, including all executive officers and directors and the individuals and entities named in the table under "Principal Stockholders," who will beneficially own in the aggregate 2,184,910 Restricted Shares after the Offering, have entered into "lock-up" agreements with the Underwriters, represented by Morgan Keegan & Company, Inc. and Rauscher Pierce Refsnes, Inc. (the "Representatives"), pursuant to which they have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any of their Restricted Shares, or any shares of Common Stock that they may acquire through the exercise of stock options, for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives. As a result of these contractual restrictions, shares of Common Stock subject to the lock-up agreements are restricted from sale until the lock-up agreements expire, notwithstanding that they otherwise may be eligible for sale under Rule 144. Upon the expiration of the lock-up agreements, shares will be eligible for sale pursuant to Rule 144.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are required to be aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior beneficial owner except an affiliate of the Company) would be entitled to sell during any three-month period a number of Restricted Shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of the required notice of sale on Form 144. Sales of Restricted Shares under Rule 144 are also subject to compliance with certain conditions relating to the manner of sale, the requirement to file notice of the sale with the Securities and Exchange Commission on Form 144 and the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the Restricted Shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), may sell the Restricted Shares under Rule 144 without regard to any volume limitation or other conditions or requirements of the rule. Accordingly, unless otherwise restricted, holders of Restricted Shares who are eligible to use Rule 144(k) may sell their shares immediately upon completion of this Offering.

     As of October 31, 1997, there were outstanding options under the 1996 Stock Plan to purchase 367,833 shares of Common Stock, all of which are presently exercisable. Of such options, options for 185,940 shares were held by officers and directors of the Company subject to the lock-up agreements described above. With respect to the 1997 Plan, effective as of the date of this Prospectus, options to acquire 171,030 shares of

Common Stock have been awarded to certain executive officers of the Company. Of these options, 56,845 will be immediately exercisable upon completion of the Offering. Shortly after completion of this Offering, the Company intends to file registration statements on Form S-8 to register the 367,833 shares of Common Stock issued or issuable under the 1996 Plan and the 362,873 shares of Common Stock issued or issuable under the 1997 Plan. Holders of all of the options granted under the 1997 Plan prior to this Offering will be subject to lock-up agreements with the Underwriters with respect to the shares of Common Stock obtainable thereunder. These registration statements will become effective automatically upon filing. Accordingly, shares registered under these registration statements will be available for sale in the public market, subject to the volume limitations under Rule 144 in the case of sales by affiliates of the Company, except to the extent that the shares are subject to contractual restrictions on sale under the lock-up agreements described above.

                                  UNDERWRITING

     The Underwriters named below, represented by Morgan Keegan & Company, Inc. and Rauscher Pierce Refsnes, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus.

                                                              NUMBER OF
                    NAME OF UNDERWRITER                        SHARES
                    -------------------                       ---------
Morgan Keegan & Company, Inc................................    510,000
Rauscher Pierce Refsnes, Inc................................    510,000
Adams, Harkness & Hill, Inc.................................     45,000
J.C. Bradford & Co..........................................     45,000
Brean Murray & Co., Inc.....................................     45,000
Cowen & Company.............................................     45,000
Crowell, Weedon & Co........................................     45,000
Dominick & Dominick, Incorporated...........................     45,000
Equitable Securities Corporation............................     45,000
Hanifen, Imhoff Inc.........................................     45,000
J.J.B. Hilliard, W.L. Lyons, Inc............................     45,000
Interstate/Johnson Lane Corporation.........................     45,000
Janney Montgomery Scott Inc.................................     45,000
Jefferies & Company, Inc....................................     45,000
Johnson Rice & Company L.L.C................................     45,000
Laidlaw Global Securities, Inc..............................     45,000
McDonald & Company Securities, Inc..........................     45,000
Needham & Company, Inc......................................     45,000
Petrie Parkman & Co.........................................     45,000
Principal Financial Securities, Inc.........................     45,000
Raymond James & Associates, Inc.............................     45,000
The Robinson-Humphrey Company, LLC..........................     45,000
Sanders Morris Mundy Inc....................................     45,000
Southwest Securities, Inc...................................     45,000
Stephens Inc................................................     45,000
Tucker Anthony Incorporated.................................     45,000
                                                              ---------
  Total.....................................................  2,100,000
                                                              =========

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased. The Company has been advised that the Underwriters propose to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.50 per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $0.10 per share to other dealers. The initial public offering price and the concessions and discount to dealers may be changed by the Underwriters after the public offering.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase on a pro rata basis up to 315,000 additional shares of Common Stock from the Company at the initial public offering price, less underwriting discounts, as shown on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby.

     The Company has agreed to indemnify the Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company, the Company's executive officers and directors, and certain of the Company's shareholders (in the aggregate, representing 53.6% of the shares outstanding after the Offering assuming the Underwriters' over-allotment option is not exercised) have agreed that, for a period of 180 days from the date of this Prospectus, they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase, or otherwise dispose (or announce any offer, sale, grant of any option to purchase, or other disposition) of any additional shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, without the prior written consent of the Underwriters.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to this Offering, there has been no public market for the shares of Common Stock. Consequently, the initial public offering price has been determined through negotiations among the Company and the Representatives. The factors considered in making such determination include the prevailing market conditions, the Company's financial and operating history and conditions, the Company's prospects and the prospects for its industry in general, the management of the Company, and the market prices of securities for companies in business related to that of the Company.

     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "DNLI." The Company has been advised by the Representatives that each of the Representatives presently intends to make a market in the Common Stock offered hereby; the Representatives are not obligated to do so, however, and any market making activity may be discontinued at any time. There can be no assurance that an active public market for the Common Stock will develop and continue after the Offering.

     In connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions pursuant to which the Representatives may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering that they are committed to purchase from the Company, and in such case the Representatives may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Underwriters' over-allotment option referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or dealer participating in the Offering) for the account of other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid might also affect the price of the Common Stock to the extent that it could discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the

Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     At the request of the Company, the Underwriters have reserved up to 120,938 shares of Common Stock for sale at the initial public offering price to directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Hutcheson & Grundy, L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of June 29, 1996 and June 28, 1997 and the period from December 19, 1994 (date of inception) to July 1, 1995, the year ended June 29, 1996, and the year ended June 28, 1997, the financial statements of Hoover Containment Systems, Inc., as of and for the year ended December 31, 1994 and the period from January 1, 1995 to October 27, 1995, the financial statements of Ershigs, Inc., as of December 31, 1996 and for the period from October 1, 1994 to December 31, 1994 and for the years ended December 31, 1995 and 1996 and the period from January 1, 1997 to February 27, 1997, the financial statements of GL & V/LaValley Construction, Inc., as of August 16, 1997 and the period from August 23, 1996 to August 16, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of SEFCO, as of December 31, 1995 and for each of two years in the period ended December 31, 1995 included in this Prospectus and Registration Statement have been audited by Gaynor and Fawcett, Inc., independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of SEFCO, as of and for the year ended December 31, 1996 included in this Prospectus and Registration Statement have been audited by Leming, Schallner & Co., independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     This Prospectus forms part of a Registration Statement on Form S-1 (the "Registration Statement") which the Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act. In accordance with the Commission's rules and regulations, this Prospectus omits certain of the information in the Registration Statement and all of its exhibits, and reference is made to the Registration Statement and its exhibits for further information relating to the Company and the Common Stock offered hereby. Copies of the Registration Statement and its exhibits may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site on the World Wide Web, and copies of the Registration Statement and its exhibits may be accessed at this

Web site (http://www.sec.gov). Statements in this Prospectus concerning any provisions of any contract or document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the relevant contract or document filed as an exhibit to the Registration Statement.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by independent public accountants.

                      DENALI INCORPORATED AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
DENALI INCORPORATED AND SUBSIDIARIES
  Pro Forma Condensed Consolidated Financial Statements
     (Unaudited):
     Pro Forma Condensed Consolidated Balance Sheet as of
      September 27, 1997....................................   F-3
     Pro Forma Condensed Consolidated Statement of
      Operations:
       Year ended June 28, 1997.............................   F-4
       Quarter ended September 27, 1997.....................   F-5
     Notes to Unaudited Pro Forma Condensed Consolidated
      Financial Statements..................................   F-6
  Consolidated Financial Statements:
     Report of Independent Auditors.........................   F-8
     Consolidated Balance Sheets as of June 29, 1996 and
      June 28, 1997.........................................   F-9
     Consolidated Statements of Operations for the Period
      from December 19, 1994 (Date of Inception) to July 1,
      1995 and the Years Ended June 29, 1996 and June 28,
      1997..................................................  F-10
     Consolidated Statements of Stockholders' Equity
      (Deficit) for the Period from December 19, 1994 (Date
      of Inception) to July 1, 1995 and the Years Ended June
      29, 1996 and June 28, 1997............................  F-11
     Consolidated Statements of Cash Flows for the Period
      from December 19, 1994 (Date of Inception) to July 1,
      1995 and the Years Ended June 29, 1996 and June 28,
      1997..................................................  F-12
     Notes to Consolidated Financial Statements.............  F-13
     Consolidated Balance Sheet as of September 27, 1997
      (Unaudited)...........................................  F-28
     Consolidated Statements of Operations for the
      three-month periods ended September 28, 1996 and
      September 27, 1997 (Unaudited)........................  F-29
     Consolidated Statements of Cash Flows for the
      three-month periods ended September 28, 1996 and
      September 27, 1997 (Unaudited)........................  F-30
     Notes to Unaudited Consolidated Financial Statements...  F-31
HOOVER CONTAINMENT SYSTEMS, INC.
  Report of Independent Auditors............................  F-34
  Balance Sheet as of December 31, 1994.....................  F-35
  Statements of Operations for the Year Ended December 31,
     1994 and the Period from January 1, 1995 to October 27,
     1995...................................................  F-36
  Statements of Stockholders' Equity for the Year Ended
     December 31, 1994 and the Period from January 1, 1995
     to October 27, 1995....................................  F-37
  Statements of Cash Flows for the Year Ended December 31,
     1994 and the Period from January 1, 1995 to October 27,
     1995...................................................  F-38
  Notes to Financial Statements.............................  F-39
ERSHIGS, INC.
  Report of Independent Auditors............................  F-44
  Balance Sheet as of December 31, 1996.....................  F-45
  Statements of Operations for the Period from October 1,
     1994 to December 31, 1994 and for the Years Ended
     December 31, 1995 and 1996 and the Period from January
     1, 1997 to February 27, 1997...........................  F-46
  Statements of Stockholders' Equity for the Period from
     October 1, 1994 to December 31, 1994 and for the Years
     Ended December 31, 1995 and 1996 and the Period from
     January 1, 1997 to February 27, 1997...................  F-47
  Statements of Cash Flows for the Period from October 1,
     1994 to December 31, 1994 and for the Years Ended
     December 31, 1995 and 1996 and the Period from January
     1, 1997 to February 27, 1997...........................  F-48
  Notes to Financial Statements.............................  F-49

                                                              PAGE
                                                              ----
GL & V/LA VALLEY CONSTRUCTION, INC.
  Report of Independent Auditors............................  F-54
  Balance Sheet as of August 16, 1997.......................  F-55
  Statement of Operations for the Period from August 23,
     1996 (Date of Acquisition) to August 16, 1997..........  F-56
  Statement of Stockholders' Equity for the Period from
     August 23, 1996 (Date of Acquisition) to August 16,
     1997...................................................  F-57
  Statement of Cash Flow for the Period from August 23, 1996
     (Date of Acquisition) to August 16, 1997...............  F-58
  Notes to Financial Statements.............................  F-59
SEFCO, INC.
  Report of Independent Auditors............................  F-64
  Balance Sheets as of December 31, 1995, and 1996..........  F-65
  Statements of Operations for the Years Ended December
     1994, 1995, and 1996...................................  F-66
  Statements of Stockholders' Equity for the Years Ended
     December 31, 1994, 1995, and 1996......................  F-67
  Statements of Cash Flows for the Years Ended December 31,
     1994, 1995, and 1996...................................  F-68
  Notes to the Financial Statements.........................  F-69
  Balance Sheet as of September 30, 1997 (Unaudited)........  F-73
  Statement of Operations for the Nine Months Ended
     September 30, 1996 and 1997 (Unaudited)................  F-74
  Statement of Cash Flow for the Nine Months Ended September
     30, 1996 and 1997 (Unaudited)..........................  F-75
  Notes to Unaudited Financial Statements...................  F-76

              PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                      DENALI INCORPORATED AND SUBSIDIARIES

           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 27, 1997
                                 (IN THOUSANDS)

                                                          HISTORICAL
                                             -------------------------------------
                                                DENALI
                                             INCORPORATED   LAVALLEY(1)   SEFCO(1)   ADJUSTMENTS     PRO FORMA
                                             ------------   -----------   --------   -----------     ---------
                                                    ASSETS
Current assets:
  Cash.....................................    $   450        $   47       $  611      $  (658)(a)    $   450
  Accounts receivable, net.................     16,186           546          906           --         17,638
  Cost and estimated earnings in excess of
    billings...............................         --           855          160           --          1,015
  Inventories..............................      7,644           148           14           --          7,806
  Advances to parent.......................         --         1,357           --       (1,357)(b)         --
  Prepaid expenses.........................      1,426            --           34           --          1,460
  Deferred tax assets......................        934            42           --          (42)(c)        934
                                               -------        ------       ------      -------        -------
         Total current assets..............     26,640         2,995        1,725       (2,057)        29,303
Property, plant, and equipment, net........      7,631         1,552        2,220          628(c)      12,031
Assets held for sale.......................      1,485            --           --           --          1,485
Notes receivable...........................        900            --           --           --            900
Goodwill, net..............................      1,610            --           --        3,967(b)       5,577
Deferred tax assets........................      1,953            --           --           --          1,953
Other assets...............................      1,070            --            1           --          1,071
                                               -------        ------       ------      -------        -------
         Total assets......................    $41,289        $4,547       $3,946      $ 2,538        $52,320
                                               =======        ======       ======      =======        =======
                                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.........................    $12,141        $  424       $  355      $    --        $12,920
  Accrued liabilities......................      4,654           166          256          100(c)       5,176
  Billings in excess of costs and estimated
    earnings...............................         --            --          109           --            109
  Income tax payable.......................        313            --           --           --            313
  Deferred tax liability...................         --            --          147           18(c)         165
  Notes payable............................      1,218         1,643           --       (1,643)(b)      1,218
  Current maturities of long-term debt.....      1,403            --           --          291(a)       1,694
                                               -------        ------       ------      -------        -------
         Total current liabilities.........     19,729         2,233          867       (1,234)        21,595
Long-term debt, less current maturities....     19,607            --           --        8,709(a)      28,316
Deferred tax liability.....................         --            --          218          238(c)         456
Other long-term liabilities................        977            --           --           --            977
Series A redeemable Preferred Stock........      1,200            --           --           --          1,200
Stockholders' equity (deficit)
  Common stock.............................         22           300            1         (301)(b)         22
  Additional paid-in capital...............      2,609          1912           46        (1958)(b)      2,609
  Retained earnings (deficit)..............     (2,855)          102        2,814       (2,916)(b)     (2,855)
                                               -------        ------       ------      -------        -------
         Total stockholders' equity
           (deficit).......................       (224)        2,314        2,861       (5,175)          (224)
                                               -------        ------       ------      -------        -------
         Total liabilities and
           stockholders' equity
           (deficit).......................    $41,289        $4,547       $3,946      $ 2,538        $52,320
                                               =======        ======       ======      =======        =======

---------------

(1) Unaudited balance sheet as of September 30, 1997.

  See notes to unaudited pro forma condensed consolidated financial statements

                      DENALI INCORPORATED AND SUBSIDIARIES

      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                            YEAR ENDED JUNE 28, 1997
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                             HISTORICAL
                                       -------------------------------------------------------
                                          DENALI
                                       INCORPORATED     ERSHIGS(1)      LAVALLEY(2)   SEFCO(3)   ADJUSTMENTS   PRO FORMA
                                       ------------     ----------      -----------   --------   -----------   ---------
Net sales............................    $71,101         $ 15,918         $7,877      $10,032       $  --      $104,928
Cost of sales........................     57,268           14,889          6,353        7,602        (162)(d)
                                                                                                     (146)(e)
                                                                                                      192(f)
                                                                                                     (206)(g)    85,790
                                         -------         --------         ------      -------       -----      --------
Gross profit.........................     13,833            1,029          1,524        2,430         322        19,138
Selling, general and administrative
  expenses...........................     11,874            3,184          1,157        1,485         162(d)
                                                                                                      (17)(e)
                                                                                                     (480)(h)
                                                                                                       90(i)     17,455
                                         -------         --------         ------      -------       -----      --------
Operating income (loss)..............      1,959           (2,155)           367          945         567         1,683
Interest expense.....................      2,058              329            174           --         716(j)      3,277
Interest income......................       (111)              --             --          (45)         45          (111)
Other (income) expense, net..........       (598)              47             23          (16)         --          (544)
                                         -------         --------         ------      -------       -----      --------
Income (loss) before income taxes....        610           (2,531)           170        1,006        (194)         (939)
Provision (benefit) for income
  taxes..............................        293             (962)            79          362        (148)(k)      (376)
                                         -------         --------         ------      -------       -----      --------
Net income (loss)....................    $   317         $ (1,569)        $   91      $   644       $ (46)     $   (563)
Dividends on Series A Preferred
  Stock..............................       (120)                                                                  (120)
                                         -------                                                               --------
Net income (loss) attributable to
  common stock.......................        197                                                                   (683)
                                         =======                                                               ========
Net income (loss) per common share...    $  0.09                                                               $  (0.31)
                                         =======                                                               ========
Number of shares used to compute net
  income (loss) per share............      2,198                                                                  2,198
                                         =======                                                               ========

  See notes to unaudited pro forma condensed consolidated financial statements
---------------

(1) Reflects results of Ershigs' operations for the period from July 1, 1996 to February 27, 1997 (unaudited), the date of its acquisition by the Company. Ershigs' results of operations subsequent to February 27, 1997 are reflected in the Denali Incorporated historical results.

(2) Reflects results of LaValley's operations for the period from August 23, 1996 to August 16, 1997.

(3) Reflects results of SEFCO's operations for the period from July 1, 1996 to June 28, 1997 (unaudited).

                      DENALI INCORPORATED AND SUBSIDIARIES

      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                        QUARTER ENDED SEPTEMBER 27, 1997
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                    HISTORICAL
                                                       -------------------------------------
                                                          DENALI
                                                       INCORPORATED   LAVALLEY(1)   SEFCO(1)   ADJUSTMENTS   PRO FORMA
                                                       ------------   -----------   --------   -----------   ---------
Net sales............................................    $21,979        $1,974      $ 2,365      $   --      $ 26,318
Cost of sales........................................     17,149         1,621        1,485          48(f)
                                                                                                    (50)(g)    20,253
                                                         -------        ------      -------      ------      --------
Gross profit.........................................      4,830           353          880           2         6,065
Selling, general and administrative expenses.........      3,825           303          550        (184)(h)
                                                                                                     24(i)      4,518
Non-recurring compensation expense...................      2,312            --           --          --         2,312
                                                         -------        ------      -------      ------      --------
Operating income (loss)..............................     (1,307)           50          330         162          (765)
Interest expense.....................................        607            34           --         168(j)        809
Interest income......................................        (20)           --          (17)         17           (20)
Other (income) expense, net..........................       (142)          (91)          --          --          (233)
                                                         -------        ------      -------      ------      --------
Income (loss) before income taxes....................     (1,752)          107          347        (23)        (1,321)
Provision (benefit) for income taxes.................        213            41          261        (119)(k)       396
                                                         -------        ------      -------      ------      --------
Net income (loss)....................................    $(1,965)       $   66      $    86      $ (96)      $ (1,717)
                                                         =======        ======      =======      ======      ========
Dividends on Series A Preferred Stock................        (30)                                                 (30)
Net loss attributable to Common Stock................    $(1,995)                                            $ (1,747)
                                                         =======                                             ========
Net loss per common share............................    $ (0.87)                                            $  (0.76)
                                                         =======                                             ========
Number of shares used to compute net loss per
  share..............................................      2,286                                                2,286
                                                         =======                                             ========

  See notes to unaudited pro forma condensed consolidated financial statements
---------------

(1) Reflects results for LaValley and SEFCO for the quarter ended September 30, 1997 (unaudited).

                      DENALI INCORPORATED AND SUBSIDIARIES

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The accompanying unaudited pro forma condensed consolidated financial statements (the "Pro Forma Financial Statements") are based on adjustments to the historical consolidated financial statements of Denali Incorporated (the "Company") to give effect to the acquisitions described in Note 3 (the "Acquisitions"). The pro forma condensed consolidated balance sheet assumes the Acquisitions were closed on June 28, 1997. The pro forma condensed consolidated statement of operations assumes all Acquisitions described in Note 3 were consummated as of the beginning of the period presented. The pro forma condensed consolidated statements of operations are not necessarily indicative of results that would have occurred had the Acquisitions been consummated as of the beginning of the period presented or that might be attained in the future. Certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The Pro Forma Financial Statements should be read in conjunction with the historical consolidated financial statements of the Company, the historical financial statements of the entities acquired in the Acquisitions and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

(2) EARNINGS PER SHARE

     Pro forma earnings per share were computed by dividing net income (or loss) applicable to common stock by the weighted average number of shares of common stock, common stock equivalents outstanding during the period and the dilutive effect of common stock equivalents issued within one year prior to the Offering. The number of shares of common stock and common stock equivalents has been retroactively adjusted for the 1715-for-1 stock split. Common stock equivalents consisted of the number of shares issuable on exercise of the outstanding stock options less the number of shares that could have been purchased with the proceeds from the exercise of the options based on the average price of the common stock during the period. The dilutive effect of common stock issued within one year prior to the Offering for the periods prior to issuance was determined in the same manner except that the Offering price of $13 per share was used for the repurchase price.

(3) ACQUISITIONS

     The acquisitions by the Company have been accounted for as purchases and, accordingly, the results of operations of the acquired companies have been included in the consolidated results of operations of the Company from the date of acquisition.

     In December 1994, the Company acquired certain assets and assumed certain liabilities of the fiberglass composite underground storage tank business of Owens Corning, including five manufacturing facilities. The purchase price totaled $16.6 million, consisting of $5.6 million in cash, $9.3 million in notes payable and approximately $1.7 million in acquisition costs.

     On October 27, 1995, the Company acquired certain assets and assumed certain liabilities of Hoover Containment Systems, Inc., a manufacturer of steel rectangular ASTs. The purchase price totaled $5.5 million consisting of $5.4 million in cash and acquisition costs of approximately $100,000.

     On February 28, 1997, the Company acquired Ershigs, Inc. ("Ershigs"), a manufacturer of engineered fiberglass reinforced plastic ("FRP"). The $6.1 million purchase price consisted of $5.0 million cash, $1.0 million in a note payable and acquisition costs of approximately $80,000.

     In October 1997, the Company acquired SEFCO, Inc. ("SEFCO") for approximately $4.9 million in net cash and acquisition costs of approximately $100,000. SEFCO is a manufacturer of engineered field-erected aboveground steel tanks.

                      DENALI INCORPORATED AND SUBSIDIARIES

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In October 1997, the Company acquired LaValley Construction, Inc. ("LaValley") for $3.9 million in cash and acquisition costs of approximately $100,000. LaValley manufactures engineered FRP products.

     A summary of the fair value of assets acquired and liabilities assumed and determination of goodwill (or negative goodwill allocated to non-current assets) is as follows (in thousands):

                                                         ERSHIGS    LAVALLEY     SEFCO
                                                         -------    --------    -------
Assets acquired........................................  $11,215     $3,449     $ 3,615
Liabilities assumed....................................   (3,848)      (822)     (1,209)
                                                         -------     ------     -------
Value of net assets acquired...........................    7,367      2,627       2,406
Purchase price.........................................    6,080      4,000       5,000
                                                         -------     ------     -------
Excess purchase price (goodwill or negative
  goodwill)............................................  $(1,287)    $1,373     $ 2,594
                                                         =======     ======     =======

(4) ADJUSTMENTS TO HISTORICAL FINANCIAL STATEMENTS

     The following pro forma adjustments have been made to the historical condensed consolidated balance sheet of the Company to give effect to the acquisitions of LaValley and SEFCO described in Note 3 as if they had occurred as of June 28, 1997 and to the historical condensed statements of operations as if all the acquisitions described in Note 3 were consummated as of the beginning of the period presented:

          (a) To reflect the acquisitions of LaValley and SEFCO and the borrowings under the Company's senior credit agreement to fund those acquisitions, net of cash acquired at SEFCO.

          (b) To reflect, in connection with the acquisition of LaValley and SEFCO, the purchase price allocation and the elimination of assets not acquired or liabilities not assumed by the Company.

          (c) To reflect, in connection with the acquisition of LaValley and SEFCO, the estimated fair market value of assets purchased and liabilities assumed and the related deferred taxes.

          (d) To reclass certain expenses to conform with the presentation used by the Company.

          (e) To reflect lower depreciation expense resulting from the write-down of fixed assets as part of purchase accounting for an acquisition.

          (f) To reflect additional depreciation expense from the purchase accounting step-up of the acquisition of LaValley and the purchase of fixed assets from the shareholder of SEFCO as a condition of the purchase that were previously leased by SEFCO from the shareholder (see (g)).

          (g) To reduce expenses for certain lease expenses incurred by seller for assets to be purchased by the Company (see (f)).

          (h) To reduce expenses including the difference between compensation and benefits of certain sellers prior to consummation of the acquisitions and their compensation and benefits following the acquisitions as stipulated in the respective employment agreements with the Company.

          (i) To reflect amortization of goodwill related to the purchases of LaValley and SEFCO, which is being amortized on a straight-line basis over 40 years.

          (j) To reflect interest expense on the borrowings to fund the purchases of Ershigs, LaValley and SEFCO in excess of historical interest expense.

          (k) To reflect the change in income taxes related to pro forma adjustments.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Denali Incorporated

     We have audited the accompanying consolidated balance sheets of Denali Incorporated and subsidiaries (the "Company") as of June 29, 1996, and June 28, 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from December 19, 1994 (date of inception) to July 1, 1995 and the years ended June 29, 1996 and June 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denali Incorporated, and subsidiaries at June 29, 1996 and June 28, 1997, and the consolidated results of its operations and its cash flows for the period from December 19, 1994 (date of inception) to July 1, 1995, and the years ended June 29, 1996 and June 28, 1997 in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Houston, TX
August 27, 1997
except for Notes 7 and 18
as to which the date
is November 3, 1997

                              DENALI INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                                                              JUNE 29,    JUNE 28,
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
ASSETS
Current assets:
  Cash......................................................   $   124     $   330
  Investment in equity securities...........................       505          --
  Accounts and notes receivable, net of allowances of
     $114,000 in 1996 and $605,000 in 1997..................     9,490      17,376
  Inventories...............................................     5,660       6,686
  Income tax receivable.....................................       509          40
  Prepaid expenses..........................................       898         913
  Deferred tax assets.......................................       243         934
                                                               -------     -------
Total current assets........................................    17,429      26,279
Property, plant, and equipment, net.........................     7,923       7,695
Assets held for sale........................................     1,120       1,520
Notes receivable............................................       810         907
Goodwill, net...............................................     1,663       1,620
Deferred tax assets.........................................       336       1,953
Other assets................................................     1,037       1,110
                                                               -------     -------
Total assets................................................   $30,318     $41,084
                                                               =======     =======
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................   $ 8,483     $10,173
  Accrued liabilities.......................................     2,712       5,249
  Notes payable.............................................        --       1,460
  Current maturities of long-term debt......................       585       1,378
                                                               -------     -------
Total current liabilities...................................    11,780      18,260
Long-term debt, less current maturities.....................    18,076      21,186
Other long-term liabilities.................................        --         979
Series A Preferred Stock, redeemable at $250 per share, $.01 par value:
  Authorized shares -- 16,000
  Issued and outstanding shares -- 4,800....................     1,200       1,200
Commitments and contingencies
Stockholders' deficit:
  Common stock, $.01 par value
     Authorized shares -- 30,000,000
     Issued and outstanding shares -- 2,184,910.............        22          22
  Additional paid-in capital................................       297         297
  Retained deficit..........................................    (1,057)       (860)
                                                               -------     -------
Total stockholders' deficit.................................      (738)       (541)
                                                               -------     -------
Total liabilities and stockholders' deficit.................   $30,318     $41,084
                                                               =======     =======

                            See accompanying notes.

                              DENALI INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                FOR THE
                                                                 PERIOD
                                                              DECEMBER 19,
                                                             1994 (DATE OF           YEAR ENDED
                                                             INCEPTION) TO     ----------------------
                                                                JULY 1,        JUNE 29,     JUNE 28,
                                                                  1995           1996         1997
                                                             --------------    ---------    ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..................................................      $17,799         $53,354     $71,101
Cost of sales..............................................       13,473          43,518      57,268
                                                                 -------         -------     -------
Gross profit...............................................        4,326           9,836      13,833
Selling, general, and administrative expenses..............        3,771           9,604      11,874
                                                                 -------         -------     -------
Operating income...........................................          555             232       1,959
Interest expense...........................................          671           1,783       2,058
Interest income............................................           --             (65)       (111)
Other income, net..........................................          (72)           (206)       (598)
                                                                 -------         -------     -------
Income (loss) before income taxes..........................          (44)         (1,280)        610
Income tax expense (benefit)...............................           (1)           (446)        293
                                                                 -------         -------     -------
Net income (loss)..........................................      $   (43)        $  (834)    $   317
Dividends on Series A Preferred Stock......................          (60)           (120)       (120)
                                                                 -------         -------     -------
Net income (loss) attributable to common stock.............      $  (103)        $  (954)    $   197
                                                                 =======         =======     =======
Net income (loss) per share of common stock................      $ (0.05)        $ (0.44)    $  0.09
                                                                 =======         =======     =======
Weighted average common shares outstanding.................        2,078           2,185       2,198
                                                                 =======         =======     =======

                            See accompanying notes.

                              DENALI INCORPORATED

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                               COMMON    COMMON
                                               STOCK     STOCK     PAID-IN    RETAINED
                                               SHARES    AMOUNT    CAPITAL    DEFICIT     TOTAL
                                               ------    ------    -------    --------    -----
                                                                (IN THOUSANDS)
Common stock issued at December 19, 1994
  (date of inception)........................  2,058      $21       $279       $  --      $ 300
     Issuance of common stock................    127        1         18          --         19
     Dividends declared......................     --       --         --         (60)       (60)
     Net loss................................     --       --         --         (43)       (43)
                                               -----      ---       ----       -----      -----
Balance at July 1, 1995......................  2,185       22        297        (103)       216
  Dividends declared.........................     --       --         --        (120)      (120)
  Net loss...................................     --       --         --        (834)      (834)
                                               -----      ---       ----       -----      -----
Balance at June 29, 1996.....................  2,185       22        297      (1,057)      (738)
  Dividends declared.........................     --       --         --        (120)      (120)
  Net income.................................     --       --         --         317        317
                                               -----      ---       ----       -----      -----
Balance at June 28, 1997.....................  2,185      $22       $297       $(860)     $(541)
                                               =====      ===       ====       =====      =====

                            See accompanying notes.

                              DENALI INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             FOR THE PERIOD
                                                            DECEMBER 19, 1994         YEARS ENDED
                                                           (DATE OF INCEPTION)    -------------------
                                                               TO JULY 1,         JUNE 29,   JUNE 28,
                                                                  1995              1996       1997
                                                           -------------------    --------   --------
                                                                         (IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss)......................................          $   (43)          $  (834)   $   317
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation.........................................              325               790      1,043
  Amortization.........................................               29               123        178
  Provision for losses on accounts receivable..........               89                55        176
  Deferred tax expense (benefit).......................             (583)                4         25
  (Gain) loss on disposal of property, plant and
     equipment and assets held for sale................               --               210       (447)
  Changes in operating assets and liabilities:
     Accounts receivable...............................              902                22     (3,377)
     Inventories.......................................              301            (1,250)     1,238
     Prepaid expenses..................................             (403)             (372)       (90)
     Other assets......................................              (24)              (43)       (57)
     Accounts payable..................................            2,209             1,323        886
     Accrued liabilities...............................              688               671        264
     Income tax receivable/payable.....................              299              (808)       469
                                                                 -------           -------    -------
Net cash provided by (used in) operating activities....            3,789              (109)       625
INVESTING ACTIVITIES
Acquisitions net of cash acquired......................           (7,210)           (5,427)    (4,825)
Purchases of property, plant and equipment.............             (333)             (942)      (600)
Proceeds from sale of property, plant, and equipment
  and assets held for sale.............................               84             1,363        208
Payments on notes receivable...........................               --                13         81
Purchases of equity securities.........................              (68)             (437)      (593)
Proceeds from sale of equity securities................               --                --      1,098
                                                                 -------           -------    -------
Net cash used in investing activities..................           (7,527)           (5,430)    (4,631)
FINANCING ACTIVITIES
Proceeds from common stock issuance....................              319                --         --
Proceeds from preferred stock issuance.................            1,200                --         --
Dividends paid.........................................               --               (90)        --
Net borrowings under revolving lines of credit.........            3,552             4,065      2,848
Proceeds from term notes and other long-term debt......            1,375             2,019      2,200
Principal payments on term notes and other long-term
  debt.................................................           (1,461)           (1,233)      (685)
Debt origination cost..................................             (248)              (97)      (151)
                                                                 -------           -------    -------
Net cash provided by financing activities..............            4,737             4,664      4,212
                                                                 -------           -------    -------
Increase (decrease) in cash............................              999              (875)       206
Cash at beginning of period............................               --               999        124
                                                                 -------           -------    -------
Cash at end of period..................................          $   999           $   124    $   330
                                                                 =======           =======    =======

                            See accompanying notes.

                              DENALI INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 28, 1997

1. THE COMPANY

ORGANIZATION AND BASIS OF PRESENTATION

     Denali Incorporated ("Denali" or the "Company"), a Delaware corporation, was incorporated on December 19, 1994, and through its wholly owned subsidiaries is primarily engaged in the manufacture and sale of fiberglass composite underground storage tanks, steel rectangular aboveground storage tanks, and engineered fiberglass reinforced plastic products for corrosion resistant applications.

     The Company uses a 52 or 53 week year ending on the Saturday closest to June 30.

     Certain prior year amounts have been reclassified to conform to current year presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

     The Consolidated Financial Statements include the accounts of Denali and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from those estimates.

INVESTMENTS IN EQUITY SECURITIES

     The Company determines the appropriate classification of investments in equity securities at the time of purchase and confirms such designation as of the balance sheet date. Marketable equity securities are classified as available-for-sale securities and are stated at fair value, with any unrealized gains and losses, net of tax, reported as a separate component of stockholder's equity. Realized gains and losses are recognized based on the specific-identification method for equity securities sold. The Company's investments are in a mutual fund that holds U.S. Treasury bills. As of June 29, 1996, the fair value of investments in equity securities, using quoted market prices, approximates their carrying value.

CASH AND CASH EQUIVALENTS

     The Company considers all cash accounts and money market accounts to be cash and cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, prepaid expenses, accounts receivable, and other current assets and accounts payable approximate fair values due to the short-term maturities of these instruments. The carrying value of the Company's revolving lines of credit and notes payable approximates fair value because the rates on such lines are variable, based on current market.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

INVENTORIES

     Inventories are determined using actual cost or a standard cost method based on a first-in, first-out ("FIFO") basis. FIFO inventory is stated at the lower of cost or market.

                              DENALI INCORPORATED

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost. Depreciation is computed by the straight-line method using rates based on the estimated useful lives of the related assets. Estimated useful lives used for depreciation purposes are as follows:

Buildings and improvements..................................  20 years
Machinery and equipment.....................................  3 to 10 years

ACCOUNTING FOR LONG-LIVED ASSETS

     In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement No. 121 in the first quarter of fiscal 1997 and the effect of adoption was not material.

GOODWILL

     Goodwill represents the excess cost of companies acquired over the fair value of their tangible assets. Goodwill is being amortized on a straight-line basis over 40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of the undiscounted cash flows. Accumulated amortization was $27,000 and $69,000 for the years ended June 29, 1996 and June 28, 1997, respectively. Amortization expense was $-0-, $27,000, and $42,000 for the period December 19, 1994 (date of inception) to July 1, 1995, and for the years ended June 29, 1996, and June 28, 1997.

REVENUES FROM LICENSE ARRANGEMENTS

     The Company has certain license agreements whereby it receives royalties equal to the greater of a certain percentage of the licensee's sales for products based on the Company's proprietary technology and processes or a guaranteed amount as specified in the agreements. The agreements expire between 1998 and 2011. The Company recognizes the actual royalties due or the guaranteed amount under these license agreements in the period of the licensee's sales.

REVENUE RECOGNITION

     Revenues from sales of products fabricated at plant locations are recognized using the units-of-delivery method of accounting. Revenues from certain long-term construction contracts, usually performed on job sites, are recognized on the percentage-of-completion method. Earned revenue is based on the percentage that incurred costs to date are to total estimated costs after giving effect to the most recent estimates of total cost. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the year in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed-upon claim and change order revenue, if any.

     Losses expected to be incurred on jobs in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known. Selling and administrative expenses are charged to income in the year incurred and are not allocated to contracts in progress.

                              DENALI INCORPORATED

ADVERTISING

     The Company expenses all advertising costs as incurred. Advertising costs incurred were $193,000, $330,000, and $402,000 for the period December 19, 1994 (date of inception) to July 1, 1995 and for the years ended June 29, 1996 and June 28, 1997, respectively.

INCOME TAXES

     The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income taxes are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences reverse.

RESEARCH AND DEVELOPMENT COSTS

     The costs of materials and equipment that are acquired for research and development activities, and which have alternative future uses, are capitalized and depreciated over the period of future benefit. All other research and development costs are charged against earnings in the period incurred. Research and development costs expensed were $242,000, $492,000, and $319,000 for the period December 19, 1994 (date of inception) to July 1, 1995, and for the years ended June 29, 1996 and June 28, 1997, respectively.

CONCENTRATION OF CREDIT RISK

     Financial instruments that could potentially subject the Company to concentrations of credit risk are accounts receivable. The Company continuously evaluates the creditworthiness of its customers and generally does not require collateral. The Company's customer base consists of major commercial organizations and independent sub-contractors. No customer accounted for 10% or more of revenues for the period December 19, 1994 (date of inception) to July 1, 1995, and for the years ended June 29, 1996 and June 28, 1997.

PER SHARE INFORMATION

     Per share amounts have been computed by dividing net income (or loss) applicable to common stock (net income or loss, less preferred stock dividends) by the weighted average number of common shares and common stock equivalents outstanding during the respective periods. Common stock equivalent shares consist of the incremental shares issuable upon the exercise of stock options (using the treasury stock method where applicable). Shares for which stock options were granted within a 12-month period prior to an initial public offering are treated as outstanding for all periods presented. Therefore, shares for which options were granted subsequent to September 1996 have been considered as having been outstanding for purposes of the calculation (using the treasury stock method with the offering price used for fair market value) for all periods presented. Common stock equivalent shares from stock options granted prior to September 1996 are excluded from computations if their effect is antidilutive.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is required to be adopted by the Company in the second quarter of fiscal 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of common stock equivalents will be excluded. The impact of Statement No. 128 on primary and fully diluted net income (loss) per share is not expected to be material for the period December 19, 1994 (date of inception) to July 1, 1995, and for the years ended June 29, 1996 and June 28, 1997.

CAPTIVE INSURANCE PROGRAM

     In January 1996, the Company entered into a captive insurance program for its workers' compensation, auto, and general liability coverages. The program provides for certain reinsurance on claims over $250,000

                              DENALI INCORPORATED
and certain other claims. The Company uses actuarial determined information provided by the captive insurance company to determine its estimated liability.

ACCOUNTING CHANGES

     In 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income, and Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. These statements, which are effective for periods beginning after December 15, 1997, expand and modify disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations, or cash flows.

3. ACQUISITIONS

     Effective December 31, 1994, the Company purchased certain assets and assumed certain liabilities of the Owens-Corning Fiberglass(R) underground tank group (the "tank group"). The acquisition was accounted for under the purchase method of accounting, whereby the assets and liabilities of the tank group acquired through the Company's subsidiaries were adjusted to their estimated fair values at the acquisition date, which exceeded the purchase price by approximately $4.1 million. Accordingly, the excess amount was allocated to reduce the basis of property, plant, and equipment (except assets held for sale as discussed below).

     Under the purchase agreement, the Company acquired net assets of $16.6 million, including five manufacturing facilities, two of which were closed by the Company after acquisition, in exchange for $5.6 million in cash, $1.8 million in notes payable, and $7.5 million in a subordinated unsecured note payable. The Company incurred approximately $1.7 million in acquisition costs. The consolidated financial statements reflect all operations for the acquired company since January 1, 1995.

     Effective October 27, 1995, the Company purchased certain assets and assumed certain liabilities of Hoover Containment Systems, Inc., a manufacturer of above-ground storage tanks made of steel. The acquisition was accounted for under the purchase method of accounting whereby the assets and liabilities of the acquired company were adjusted to their estimated fair values at the acquisition date.

     Under the purchase agreement, the Company acquired net assets of $3.8 million in exchange for $5.4 million in cash and incurred approximately $100,000 in acquisition costs resulting in the recording of goodwill of approximately $1.7 million. The consolidated financial statements reflect all operations for the acquired company since the date of acquisition.

     Effective February 28, 1997, the Company acquired all of the issued and outstanding stock of Ershigs, a manufacturer of fiberglass-reinforced plastic composites for corrosion-resistant applications. The acquisition was accounted for under the purchase method of accounting whereby the assets and liabilities of Ershigs were adjusted to their estimated fair values at the acquisition date, which exceeded the purchase price by approximately $1.3 million. Accordingly, the excess amount was allocated to reduce the basis of property, plant, and equipment (except for assets held for sale as discussed below).

     Under the purchase agreement, the Company acquired net assets of $7.4 million in exchange for $5.0 million in cash and $1.0 million in a subordinated unsecured note payable. The Company incurred approximately $80,000 in acquisition costs. The consolidated financial statements reflect all operations for the acquired company since the date of acquisition.

                              DENALI INCORPORATED

     The following unaudited results of operations have been prepared assuming the acquisitions had occurred as of the beginning of the periods presented. Those results are not necessarily indicative of results of future operations nor of results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented.

                                                                        YEAR ENDED
                                                                --------------------------
                                                                 JUNE 29,       JUNE 28,
                                                                   1996           1997
                                                                -----------    -----------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                      SHARE AMOUNTS)
Net sales...................................................       $ 61,728       $87,019
Net income (loss)...........................................       $   (709)      $  (286)
Earnings (loss) per common share............................       $  (0.32)      $ (0.13)

ASSETS HELD FOR SALE

     Assets held for sale are recorded on the balance sheet at amounts equal to estimated net realizable values adjusted for anticipated earnings or losses, interest and other carrying costs until sale.

     The assets held for sale of $3.6 million identified at the date of acquisition of the tank group consisted primarily of two manufacturing facilities and related manufacturing equipment. The two manufacturing facilities were closed in early 1995 and had insignificant operations after the date of acquisition. One manufacturing facility was sold in December 1995 at its previously recorded net realizable value. The other manufacturing facility was sold in June 1996, with the Company recognizing a loss of $208,000 due to a decline in the market value of the property during 1996. Certain of the manufacturing equipment was sold during the year ended June 28, 1997 under licensing arrangements with the Company recognizing a gain on the sale of the equipment of $312,000. At June 28, 1997, the remaining assets held for sale of $700,000 consist of certain manufacturing equipment which the Company primarily expects to sell under similar license arrangements or through an international joint venture.

     The assets held for sale of $820,000 identified at the date of acquisition of Ershigs consisted primarily of a manufacturing facility and related manufacturing equipment. The manufacturing facility was closed in May 1997 with operating losses of $68,000 eliminated from the Company's results of operations for the year ended June 28, 1997. The assets are anticipated to be sold within a year from the acquisition date.

4. INVENTORIES

     Inventories consisted of the following:

                                                                JUNE 29,    JUNE 28,
                                                                  1996        1997
                                                                --------    --------
                                                                   (IN THOUSANDS)
Finished goods..............................................    $  2,544    $ 2,147
Raw materials...............................................       2,100      2,805
Work in process.............................................       1,016      1,734
                                                                --------    -------
                                                                $  5,660    $ 6,686
                                                                ========    =======

                              DENALI INCORPORATED

5. PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment consisted of the following:

                                                                JUNE 29,    JUNE 28,
                                                                  1996        1997
                                                                --------    --------
                                                                   (IN THOUSANDS)
Land........................................................    $  1,089    $ 1,089
Buildings and improvements..................................       3,580      3,685
Machinery and equipment.....................................       4,371      5,062
Construction in progress....................................           3         22
                                                                --------    -------
                                                                   9,043      9,858
Less accumulated depreciation...............................      (1,120)    (2,163)
                                                                --------    -------
Property, plant, and equipment, net.........................    $  7,923    $ 7,695
                                                                ========    =======

6. NOTES RECEIVABLE

     Notes receivable consist of certain notes received as part of the sale of certain assets held for sale. During the year ended June 29, 1996, the Company received a note receivable for an original amount of $850,000 payable over five years with interest at 10%. During the year ended June 28, 1997, the Company received a note receivable for an original amount of $339,000 payable over three years with interest imputed at 10%. The current portion of the notes receivable is approximately $172,000 which is included in accounts and notes receivable-current.

7. LONG-TERM DEBT

     Long-term debt is summarized below:

                                                              JUNE 29,    JUNE 28,
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Revolving credit note with a financial institution, interest payable monthly at prime plus 1.50% (10% at June 28,
  1997), due December 20, 1999, secured by all assets of its
  subsidiary, Fluid Containment, Inc. ("FCI")...............   $ 4,579     $ 4,830
Term note with a financial institution, due in monthly
  installments of $17,000 plus interest at prime plus 2%
  (10.5% at June 28, 1997) through December 20, 1999,
  secured by all assets of FCI..............................       700         500
Industrial Revenue Bonds with Montgomery County Industrial
  Development Corporation, interest payable semiannually on
  February 1 and August 1 at 9.875%, principal due February
  1, 2001, secured by FCI's Conroe, Texas, manufacturing
  facility..................................................     1,000       1,000
Revolving credit note with a financial institution, interest payable monthly at 30-day LIBOR plus 3.5% (9.1875% at June
  28, 1997), due October 27, 2000, secured by all assets of
  its subsidiary, Hoover Containment, Inc. ("Hoover").......     3,038       3,663
Term note with a financial institution, due in monthly
  installments of $7,000 plus interest at 30-day LIBOR plus
  3.75% (9.4375% at June 28, 1997) through October 1, 2000,
  secured by all assets
  of Hoover.................................................       375         290
Term note with a financial institution, due in monthly
  installments of $25,000 plus interest at 30-day LIBOR plus
  4.15% (9.8375% at June 28, 1997) through October 1, 1999,
  secured by all assets
  of Hoover.................................................       700         400

                              DENALI INCORPORATED

                                                              JUNE 29,    JUNE 28,
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Revolving credit note with a financial institution, interest payable monthly at 30-day LIBOR plus 3.75% or at prime
  plus 1% (9.4375% at June 28, 1997), due February 28, 2002, secured by all assets of its subsidiary Ershigs Inc.
  (Ershigs).................................................        --       1,972
Term note with a financial institution, due in monthly
  installments of $7,000 plus interest at 30-day LIBOR plus
  4% or at prime plus 1.25% (9.6875% at June 28, 1997)
  through February 28, 2002, secured by all assets of
  Ershigs...................................................        --         579
Term note with a financial institution, due in monthly
  installments of $13,000 plus interest at 30-day LIBOR rate
  4% or at prime plus 1.25% (9.6875% at June 28, 1997)
  through February 28, 2002, secured by all assets of
  Ershigs...................................................        --       1,061
Subordinated to FCI revolving credit note and term note,
  unsecured note payable to a seller, interest at 10%
  payable semi-annually on June 30 and December 31,
  principal due
  December 31, 1999.........................................     8,269       8,269
                                                               -------     -------
                                                                18,661      22,564
Less current maturities.....................................       585       1,378
                                                               -------     -------
Long-term debt due after one year...........................   $18,076     $21,186
                                                               =======     =======

     FCI's long-term debt agreement provides for a revolving credit note not to exceed the lesser of $10 million or an amount (the borrowing base) based on accounts receivable and inventories as specified in the agreement's borrowing base formula. Borrowings under the revolving credit note totaled $4.6 million and $4.8 million at June 29, 1996 and June 28, 1997, respectively. The borrowing base formula yielded a maximum borrowing base of $8.1 million at June 28, 1997. The debt agreement provides, among other things, for the maintenance of certain minimums, as defined, for net income, working capital, tangible net worth, interest coverage, debt coverage, capital expenditures, and average availability.

     HCI's long-term debt agreement provides for a revolving credit note not to exceed the lesser of $6.5 million less the outstanding term note balance or an amount (the borrowing base) based on accounts receivable and inventories as specified in the agreement's borrowing base formula. Borrowings under the revolving credit facility totaled $3.0 million and $3.7 million at June 29, 1996 and June 28, 1997, respectively. The borrowing base formula yielded a maximum borrowing base of $4.7 million at June 28, 1997. The debt agreement provides, among other things, for the maintenance of certain minimums, as defined, for net income, working capital, tangible net worth, interest coverage, debt coverage, and average availability.

     Ershigs' long-term debt agreement provides for a revolving credit note not to exceed the lesser of $6.5 million less the outstanding term note balance or an amount (the borrowing base) based on accounts receivable and inventories as specified in the agreement's borrowing base formula. Borrowings under the revolving credit facility totaled $2 million at June 28, 1997. The borrowing base formula yielded a maximum borrowing base of $4.9 million at June 28, 1997. The debt agreement provides, among other things, for the maintenance of certain minimums, as defined, for net income, working capital, tangible net worth, interest coverage, debt coverage, and average availability.

     The unsecured note payable is subordinated to FCI's revolving credit note and term note. However, payment of interest on the subordinated note is permitted under FCI's senior debt agreement. The unsecured note payable allowed FCI to make two in-kind interest payments whereby accrued interest is added to the outstanding principal balance. FCI made in-kind interest payments of $375,000 and $394,000 during the

                              DENALI INCORPORATED
period December 19, 1994 (date of inception) to July 1, 1995, and the year ended June 29, 1996, respectively. FCI paid interest of $827,000 during the year ended June 28, 1997.

     At June 28, 1997, the Company was not in compliance with certain financial covenants in FCI's, HCI's, and Ershigs' long-term agreements with a financial institution. The Company has obtained amendments or waivers of these certain covenants in FCI's, HCI's and Ershigs' loan agreements which cure any non-compliance with such covenants as of June 28, 1997 and through the first quarter of fiscal 1998. On October 24, 1997, the Company refinanced all of the related debt with a new financial institution and the new terms are reflected in the financial statements.

     On October 24, 1997, the Company's subsidiaries entered into a senior credit facility, as amended, with a new bank to refinance its revolving and term credit arrangements at FCI, Hoover, and Ershigs and to finance the acquisitions of LaValley and SEFCO. Borrowings outstanding under its existing revolving and term credit arrangements at June 28, 1997 were $10.5 million and $2.8 million, respectively. The new senior credit facility provides for a maximum of $19.7 million revolving credit notes due in October 2002, and a maximum of $10.5 million in term loans with equal monthly payments of $100,000 plus interest due in October 2002 or upon the termination of the revolving credit notes. The new credit notes may be extended for an initial term of five years and may be renewed in increments of one year thereafter, unless notice of termination is provided by either party 90 days prior to an anniversary date. The new revolving credit notes provide for borrowings, at the Company's option, at either the Bank's prime rate plus 1/2% or LIBOR plus 2 3/4%. Borrowings under the new revolving credit notes will be based on accounts receivable and inventory as specified in the agreement's borrowing base formula. The new term loans provide for borrowings, at the Company's option, at either the Bank's prime rate plus
 1/2% or LIBOR plus 3%. The new senior credit facility provides availability for letters of credit up to $1.5 million subject to availability of borrowing capacity under the revolving credit notes. The new senior credit facility requires the Company's subsidiaries to maintain certain financial covenants and requires an annual fee of 0.375% on the unused portion of the revolving credit notes. The new senior credit facility is secured by accounts receivable, property, equipment and general intangible assets of the Company's subsidiaries. The Company has classified its existing revolving and term credit arrangements in the accompanying consolidated balance sheet as of June 28, 1997 based on the terms of the new senior credit facility.

     In connection with the extinguishment of its existing revolving and term credit arrangements upon funding of the new senior credit facility in October 1997, the Company paid prepayment penalties of $323,000. In addition, the Company charged to expense unamortized debt origination costs of $295,000 in October 1997. These charges will be recognized in the Company's consolidated financial statements as an extraordinary loss, net of tax, in the quarter ended December 27, 1997.

     Scheduled maturities of long-term debt at June 28, 1997 based on the terms of the new senior credit facility are as follows (in thousands):

Fiscal year:
1998........................................................    $ 1,378
1999........................................................        903
2000........................................................      9,172
2001........................................................      1,903
2002........................................................        903
Thereafter..................................................      8,305
                                                                -------
          Total.............................................    $22,564
                                                                =======

                              DENALI INCORPORATED

     The Company paid interest on its long-term debt of $166,000, $904,000, and $1,181,000 for the period December 19, 1994 (date of inception) to July 1, 1995, and for the years ended June 29, 1996 and June 28, 1997, respectively.

8. NOTES PAYABLE

     Notes payable are summarized below:

                                                              JUNE 29,    JUNE 28,
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
One-year unsecured note payable to a seller, principal and
  interest at 10% due February 28, 1998.....................   $   --      $1,000
Note payable with a financial institution, due in quarterly
  installments of $27,500 plus interest at prime plus 1%
  (9.5% at June 28, 1997) with an additional principal
  payment of $250,000 on August 31, 1997, due December 31,
  1997 secured by a note receivable.........................       --         460
                                                               ------      ------
                                                               $   --      $1,460
                                                               ======      ======

     The Company paid interest on these notes of $48,000, $82,000, and $15,000 for the period December 19, 1994 (date of inception) to July 1, 1995 and during the years ended June 29, 1996 and June 28, 1997, respectively.

9. COMMITMENTS AND CONTINGENCIES

     The Company utilizes fiberglass, resin and steel as the primary raw materials in its production processes. Fiberglass is occasionally in short supply and subject to price fluctuations in response to market demands. The Company entered into a supply agreement with a major supplier, which requires that the supplier provide and the Company purchase at least 80% of the Company's fiberglass requirements from the supplier. The contract expired on December 31, 1999. The Company and supplier are currently negotiating the terms of a modification to the supply contract which would provide for an extension of at least one year and certain stabilizing pricing parameters tied to a consumer price index. In addition, the Company continues to negotiate with other vendors to ensure a continued supply of fiberglass to meet the Company's production needs. The Company is also a significant purchaser of resin and steel. The Company does not depend upon any single supplier or source for steel or resin requirements.

     The Company has not encountered any significant difficulty to date in obtaining raw materials in sufficient quantities to support its operations at current or expected near-term future levels. However, any disruption in raw material supply or abrupt increases in raw material prices could have an adverse effect on the Company's operations.

     The Company and its subsidiaries are, from time to time, subject to various lawsuits and claims and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities at June 28, 1997 were $575,000 and, in management's opinion, such accruals are appropriate based on existing facts and circumstances. Under more adverse circumstances, however, this potential liability could be higher. Current year expenditures were not material.

     While the effect on future results of these items is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such claims will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

                              DENALI INCORPORATED

10. LEASES

     The Company leases certain manufacturing facilities, machinery and equipment, and office space under operating leases. Future minimum payments on operating leases are as follows (in thousands):

Fiscal year:
1998........................................................  $  826
1999........................................................     617
2000........................................................     453
2001........................................................     364
2002 and thereafter.........................................     354
                                                              ------
          Total.............................................  $2,614
                                                              ======

     Total rental expense was $199,000, $725,000, and $1,028,000 for the period December 19, 1994 (date of inception) to July 1, 1995 and for the years ended June 29, 1996 and June 28, 1997, respectively.

11. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                              JUNE 29,    JUNE 28,
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Deferred tax assets:
  Tax over financial reporting basis of net book value of
     property, plant, and equipment.........................    $351       $1,886
  Expenses accrued for financial reporting not yet
     deductible for tax.....................................     339        1,518
  Net operating loss and other carryforwards................     124          663
  Other.....................................................      74          203
                                                                ----       ------
Total deferred tax assets...................................     888        4,270
Deferred tax liabilities:
  Expenses deductible for tax which are capitalizable for
     financial reporting....................................     203          121
  Other.....................................................     106          164
                                                                ----       ------
Total deferred tax liabilities..............................     309          285
                                                                ----       ------
Valuation allowance.........................................      --       (1,098)
                                                                ----       ------
Net deferred tax assets.....................................    $579       $2,887
                                                                ====       ======

                              DENALI INCORPORATED

     The components of income tax expense are as follows:

                                                        FOR THE PERIOD
                                                         DECEMBER 19,        YEAR ENDED
                                                        1994 (DATE OF    -------------------
                                                        INCEPTION) TO    JUNE 29,   JUNE 28,
                                                         JULY 1, 1995      1996       1997
                                                        --------------   --------   --------
                                                                   (IN THOUSANDS)
Current income tax expense (benefit):
  Federal.............................................      $ 521         $(474)      $231
  State...............................................         61            24         38
                                                            -----         -----       ----
Total current income tax expense (benefit)............        582          (450)       269
                                                            -----         -----       ----
Deferred income tax expense (benefit):
  Federal.............................................       (522)           72         (3)
  State...............................................        (61)          (68)        27
                                                            -----         -----       ----
Total deferred income tax expense (benefit)...........       (583)            4         24
                                                            -----         -----       ----
Total income tax expense (benefit)....................      $  (1)        $(446)      $293
                                                            =====         =====       ====

     The reconciliation of income tax expense computed at U.S. federal statutory tax rates to the reported tax expense is as follows:

                                                     FOR THE PERIOD             YEAR ENDED
                                                   DECEMBER 19, 1994       --------------------
                                                 (DATE OF INCEPTION) TO    JUNE 29,    JUNE 28,
                                                      JULY 1, 1995           1996        1997
                                                 ----------------------    --------    --------
                                                                 (IN THOUSANDS)
Expected income tax (benefit) expense at 34%...           $(15)             $(435)       $207
State income taxes, net of federal benefit.....             (2)               (48)         48
Meals and entertainment........................             16                 40          33
Other, net.....................................             --                 (3)          5
                                                        ------              -----        ----
Reported total income tax expense (benefit)....           $ (1)             $(446)       $293
                                                        ======              =====        ====

     The Company paid $284,000, $329,000, and $236,000 of income taxes for the period December 19, 1994 (date of inception) to July 1, 1995 and for the years ended June 29, 1996 and June 28, 1997, respectively.

12. EQUITY

     In December 1994, the Company issued 4,800 shares of Series A redeemable non-voting preferred stock for $250 per share. The holders of the preferred stock are entitled to receive cumulative dividends at 10%. The preferred stock is redeemable beginning December 20, 1995 at $250 per share, plus any and all accrued but unpaid dividends. Dividends of $60,000, $120,000, and $120,000 were declared by the Board of Directors during the period December 19, 1994 (date of inception) to July 1, 1995 and for the years ended June 29, 1996 and June 28, 1997, respectively. The Company made dividend payments of $90,000 during the year ended June 29, 1996 with dividends of $90,000 and $210,000 accrued as of June 29, 1996 and June 28, 1997.

     The Company has entered into a Stockholders Agreement (the "Agreement") with the holders of its outstanding shares of common and preferred stock. The Agreement provides the Company and its stockholders the right of first refusal to purchase the selling stockholder's shares.

13. INCENTIVE STOCK OPTION PLAN

     Effective February 14, 1996, the Company adopted an incentive stock option plan (the "Plan") for certain key employees. Denali has reserved 367,833 shares of common stock for purposes of the Plan.

                              DENALI INCORPORATED

     The weighted average grant date fair value per option granted in the period December 19, 1994 (date of inception) to July 1, 1995, and for the years ending June 29, 1996 and June 28, 1997 was $250, $3,806, and $-0- respectively. All options have five year terms and are fully exercisable upon date of grant. The weighted average remaining contractual life at June 28, 1997 was 3.67 years.

     A summary of Denali's stock option activity and related information for the period December 19, 1994 (date of inception) to July 1, 1995 and for the years ended June 29, 1996 and June 28, 1997 follows:

                                 FISCAL     WEIGHTED    FISCAL     WEIGHTED    FISCAL     WEIGHTED
                                  YEAR      AVERAGE      YEAR      AVERAGE      YEAR      AVERAGE
                                  1995      EXERCISE     1996      EXERCISE     1997      EXERCISE
                                 OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                                 -------    --------    -------    --------    -------    --------
Outstanding -- beginning of
  year.........................       --      $ --           --     $  --      113,190     $2.22
  Granted......................  126,910       .15      113,190      2.22           --        --
  Exercised....................  126,910       .15           --        --           --        --
  Canceled.....................       --        --           --        --           --        --
                                 -------      ----      -------     -----      -------     -----
Outstanding -- end of year.....       --      $ --      113,190      2.22      113,190     $2.22
                                 =======      ====      =======     =====      =======     =====

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (ABP 25), and related interpretations in accounting for its employee stock options.

     Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS
123), which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to July 1, 1995 under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using a minimum value option pricing model. The minimum value method calculated a fair value that is approximately the same as recorded by the Company according to APB 25; therefore, pro forma presentation has not been included.

14. GAIN SHARING PLAN

     During fiscal year 1995, the Company adopted a gain sharing plan that covers all employees of the Containment Products Group who have satisfied minimum employment standards. During the period December 19, 1994 (date of inception) to July 1, 1995, and for the years ended June 29, 1996 and June 28, 1997 the Company made a gain sharing contribution equally to all eligible employees totaling $80,000, $111,000 and $144,000, respectively based on a distribution of 10% of quarterly earnings before taxes and gain sharing expense.

15. RETIREMENT PLANS

     During fiscal year 1995, the Company adopted a defined-contribution retirement plan, Fluid Containment 401(k) Retirement Plan (the "Plan"), that covers all eligible employees of the Company. Effective July 1, 1997, the Plan was amended to include all eligible employees of Ershigs. The Plan allows employees to defer up to 15% of their compensation, with the Company matching 50% of the first 6% of the participant's contribution. Participants are immediately and fully vested in employer contributions. The Company's matching contribution was $52,000, $236,000, and $277,000 for the period December 19, 1994 (date of inception) to July 1, 1995 and for the years ended June 29, 1996 and June 28, 1997, respectively.

16. SEASONALITY AND INFLATION

     The Company's operating results are affected by the annual construction season slowdown resulting from winter weather especially in the period December through March. The underground fiberglass tank products

                              DENALI INCORPORATED
are especially impacted during the winter months. The Company believes that the effects of seasonality will be less severe in the future, as the Company continues to expand and diversify its product offerings.

     The effect of inflation on the Company's operations were not significant during the periods presented in the consolidated financial statements.

17. SEGMENT DATA

     The Company operates in two industry segments: Containment Products and Engineered Products. The Containment Products segment, which provides containment solutions for critical fluids, specializes in the manufacture of fiberglass underground storage tanks and steel reinforced aboveground storage tanks. The Engineered Products segment, which provides engineered solutions for the containment of critical fluids, specializes in fiberglass reinforced plastic products for corrosion resistant applications and engineered metal products for the municipal and industrial markets. Except for certain revenues with respect to license agreements with manufacturers located outside of the United States, which revenues are not material as considered in relation to the Company's total net sales, the Company operates in only one geographic segment, the United States. The following is a summary of the industry segment data for the period December 19, 1994 (date of inception) to July 1, 1995 and for the years ended June 29, 1996 and June 28, 1997:

                                                                                              DEPRECIATION
                                            NET     OPERATING   IDENTIFIABLE     CAPITAL          AND
                                           SALES     INCOME        ASSETS      EXPENDITURES   AMORTIZATION
                                          -------   ---------   ------------   ------------   ------------
                                                                   (IN THOUSANDS)
Period December 19, 1994 (date of
  inception) to July 1, 1995:
Containment Products....................  $17,799    $  645       $18,455          $333          $  354
Engineered Products.....................       --        --            --            --              --
Corporate...............................       --       (90)        3,369            --              --
                                          -------    ------       -------          ----          ------
Consolidated............................  $17,799    $  555       $21,814          $333          $  354
                                          =======    ======       =======          ====          ======
Year ended June 29, 1996:
Containment Products....................  $53,354    $  430       $28,350          $912          $  908
Engineered Products.....................       --        --            --            --
Corporate...............................       --      (198)        1,968            30               5
                                          -------    ------       -------          ----          ------
Consolidated............................  $53,354    $  232       $30,318          $942          $  913
                                          =======    ======       =======          ====          ======
Year ended June 28, 1997:
Containment Products....................  $64,817    $2,080       $29,934          $523          $1,199
Engineered Products.....................    6,284        81         9,791            33              13
Corporate...............................       --      (202)        1,359            44               9
                                          -------    ------       -------          ----          ------
Consolidated............................  $71,101    $1,959       $41,084          $600          $1,221
                                          =======    ======       =======          ====          ======

18. SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

     The Company filed a registration statement with the Securities and Exchange Commission ("SEC") in October 1997 and two amendments to the registration statement in November 1997 to register the sale of shares of its common stock. The Company intends to use the net proceeds of the sale to repay a portion of the outstanding indebtedness under its credit facilities, to repay $218,000 for a bank note payable, to repay $6.7 million of a subordinated unsecured note payable to a supplier, to repay the $1.1 million unsecured note payable (including interest) to a seller, to redeem the outstanding shares of preferred stock totaling approximately $1.4 million, including accrued and unpaid dividends, and to fund general working capital purposes.

                              DENALI INCORPORATED

     Supplemental net income per share is $0.39 for the year ended June 28, 1997 and is determined by adding back to net income used for the calculation of net income per share the interest expense, net of taxes associated with the debt which will be retired by the proceeds of the offering and adding the dividends paid or accrued associated with the preferred stock which will be redeemed by the proceeds of the offering. The number of shares outstanding used in calculating supplemental net income per share was the weighted average common shares outstanding after giving effect to the estimated number of shares that would be required to be sold in the offering to repay the debt and redeem the preferred stock.

COMMON STOCK

     On September 23, 1997, the Company effected a 1,715-for-1 stock split. All stockholders' equity balances and disclosures in the accompanying financial statements have been retroactively restated for the stock split. The effect of the stock split was to transfer an amount equal to the par value of the new shares issued from additional paid-in capital to common stock.

ACQUISITIONS

     In October 1997, the Company acquired all of the issued and outstanding stock of SEFCO, Inc., a manufacturer of aboveground steel storage tanks for approximately $4.9 million in cash, which is net of cash acquired of approximately $600,000, and direct acquisition costs of approximately $100,000.

     In October 1997, the Company acquired all of the issued and outstanding stock of GL&V/LaValley Construction, Inc., a company engaged in the installation of underground storage tanks for $3.9 million in cash and direct acquisition costs of approximately $100,000, with a two-year non-compete agreement.

1997 STOCK OPTION PLAN

     In September 1997, the Company adopted an incentive stock option plan (the "1997 Plan"). The 1997 Plan permits the granting of both incentive stock options and non-qualified stock option awards to all employees of the Company. Awards to acquire up to an aggregate of 362,873 shares may be granted pursuant to the 1997 Plan. The Board of Directors selects the employees who will receive the awards, determines the type and terms of the awards to be granted and interprets and administers the 1997 Plan.

     In September 1997, the Company awarded options to acquire 171,030 shares of the Company's common stock. 142,113 of the options vest 40% immediately and the remainder over a four year period. The remaining 28,917 options vest ratably over four years. All of the options were granted at fair market value which equaled the public offering price.

REORGANIZATION OF SUBSIDIARIES AND EXCHANGE OF STOCK OPTIONS.

     Effective September 1997, the Company completed a reorganization of it subsidiaries. As part of the reorganization one of the Company's subsidiaries, Containment Solutions, Inc. ("CSI") was merged into Denali. As a result, the outstanding options to purchase common stock of CSI were exchanged for options to purchase common stock of the Company. At June 28, 1997 the CSI stock option plan has 1,400 options outstanding at an exercise price of $259. In September 1997, the Company exchanged the CSI options to a total of 254,643 options to purchase the Company's common stock at an exercise price of $1.42. In connection with the exchange, the Company will recognize a compensation charge in the quarter ended September 27, 1997 of approximately $2.3 million.

     A summary of CSI's stock option activity and related information prior to the exchange for the years ended June 29, 1996 and June 28, 1997 follows:

                              DENALI INCORPORATED

                                                                   WEIGHTED               WEIGHTED
                                                                   AVERAGE                AVERAGE
                                                         1996      EXERCISE     1997      EXERCISE
                                                        OPTIONS     PRICE      OPTIONS     PRICE
                                                        -------    --------    -------    --------
Outstanding -- beginning of year......................      --       $ --       1,475       $259
  Granted.............................................   1,475        259         300         --
  Canceled............................................      --         --         375        259
                                                        ------       ----      ------       ----
Outstanding -- end of year............................   1,475       $259       1,400       $259
                                                        ======       ====      ======       ====

                              DENALI INCORPORATED

                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 27, 1997
                                  (UNAUDITED)

                                     ASSETS

                                                              HISTORICAL    PRO FORMA
                                                              ----------    ---------
                                                                  (IN THOUSANDS)
Current assets:
  Cash......................................................   $   450       $   450
  Accounts and notes receivable, net of allowances of
     $627,000...............................................    16,186        16,186
  Inventories...............................................     7,644         7,644
  Prepaid expenses..........................................     1,426         1,426
  Deferred tax assets.......................................       934           934
                                                               -------       -------
          Total current assets..............................    26,640        26,640
Property, plant, and equipment, net.........................     7,631         7,631
Assets held for sale........................................     1,485         1,485
Notes receivable............................................       900           900
Goodwill, net...............................................     1,610         1,610
Deferred tax assets.........................................     1,953         1,953
Other assets................................................     1,070         1,070
                                                               -------       -------
          Total assets......................................   $41,289       $41,289
                                                               =======       =======
                 LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................   $12,141       $12,141
  Accrued liabilities.......................................     4,654         4,414
  Income tax payable........................................       313           313
  Notes payable.............................................     1,218         1,218
  Current maturities of long-term debt......................     1,403         1,403
  Preferred Stock to be redeemed with offering proceeds
     (including dividends in arrears).......................        --         1,440
                                                               -------       -------
          Total current liabilities.........................    19,729        20,929
Long-term debt, less current maturities.....................    19,607        19,607
Other long-term liabilities.................................       977           977
Series A Preferred Stock, redeemable at $250 per share, $.01 par value:
  Authorized shares -- 16,000
  Issued and outstanding shares -- 4,800....................     1,200            --
Commitments and contingencies
Stockholders' deficit:
  Common stock, $.01 par value
     Authorized shares -- 30,000,000
     Issued and outstanding shares -- 2,184,910.............        22            22
  Additional paid-in capital................................     2,609         2,609
  Retained deficit..........................................    (2,855)       (2,855)
                                                               -------       -------
          Total stockholders' deficit.......................      (224)         (224)
                                                               -------       -------
          Total liabilities and stockholders' deficit.......   $41,289       $41,289
                                                               =======       =======

                            See accompanying notes.

                              DENALI INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                    THREE MONTHS ENDED
                                                               -----------------------------
                                                               SEPTEMBER 28,   SEPTEMBER 27,
                                                                   1996            1997
                                                               -------------   -------------
                                                                      (IN THOUSANDS,
                                                                 EXCEPT PER SHARE AMOUNTS)
Net sales...................................................      $17,703         $21,979
Cost of sales...............................................       13,949          17,149
                                                                  -------         -------
Gross profit................................................        3,754           4,830
Selling, general and administrative expenses................        2,786           3,825
Non-recurring compensation expense..........................           --           2,312
                                                                  -------         -------
Operating income............................................          968          (1,307)
Interest expense............................................          498             607
Interest income.............................................          (25)            (20)
Other income, net...........................................          (68)           (142)
                                                                  -------         -------
Income (loss) before income taxes...........................          563          (1,752)
Income tax expense..........................................          270             213
                                                                  -------         -------
Net income (loss)...........................................      $   293         $(1,965)
Dividends on Series A Preferred Stock.......................          (30)            (30)
                                                                  -------         -------
Net income (loss) attributable to common stock..............      $   263         $(1,995)
                                                                  =======         =======
Net income (loss) per share of common stock.................      $  0.12         $ (0.87)
                                                                  =======         =======
Weighted average common shares outstanding..................        2,185           2,286
                                                                  =======         =======

                            See accompanying notes.

                              DENALI INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                   THREE MONTHS ENDED
                                                              -----------------------------
                                                              SEPTEMBER 28,   SEPTEMBER 27,
                                                                  1996            1997
                                                              -------------   -------------
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss)...........................................     $   293         $(1,965)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Non-recurring compensation expense........................          --           2,312
  Depreciation..............................................         240             271
  Amortization..............................................          45              54
  Provision for losses on accounts receivable...............          19               3
  Gain on sale of property, plant and equipment and assets
     held for sale..........................................         (45)             --
  Changes in operating assets and liabilities:
     Accounts receivable....................................      (2,516)          1,187
     Inventories............................................        (283)           (958)
     Prepaid expenses.......................................          31            (513)
     Other assets...........................................          (2)             (5)
     Accounts payable.......................................        (239)          1,968
     Accrues liabilities....................................         193            (625)
     Income tax receivable/payable..........................         771             353
                                                                 -------         -------
Net cash provided by (used in) operating activities.........      (1,493)          2,082
INVESTING ACTIVITIES:
Purchases of property, plant and equipment..................         (71)           (208)
Proceeds from sale of property, plant, and equipment and
  assets held for sale......................................          52              35
Payments on notes receivable................................           6               7
Purchases of equity securities..............................        (318)             --
                                                                 -------         -------
Net cash used in investing activities.......................        (331)           (166)
FINANCING ACTIVITIES:
Net borrowings (payments) under revolving lines of credit...       2,295          (1,315)
Principal payments on term notes and other long-term debt...        (178)           (481)
                                                                 -------         -------
Net cash provided by (used in) financing activities.........       2,117          (1,796)
                                                                 -------         -------
Increase in cash............................................         293             120
Cash at beginning of period.................................         124             330
                                                                 -------         -------
Cash at end of period.......................................     $   417         $   450
                                                                 =======         =======

                             See accompanying notes

                              DENALI INCORPORATED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

     The consolidated financial statements of Denali Incorporated and its wholly-owned subsidiaries (the "Company") included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. The Company believes that the presentations and disclosures herein are adequate to make the information not misleading. The consolidated financial statements reflect all elimination entries and adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim periods.

     The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year. These consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes included elsewhere in this Prospectus.

2. INVENTORIES

     Inventories consist of the following at September 27, 1997 (in thousands):

Finished goods..............................................   $2,874
Raw Materials...............................................    3,057
Work in process.............................................    1,713
                                                               ------
                                                               $7,644
                                                               ======

3. INCOME TAXES

     The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company's interim provisions for income taxes were computed using its estimated effective tax rate for the year. The Company's provision for income taxes differs from the U.S. statutory rate of 34% due primarily to the non-recurring compensation charge, discussed in Note 6, being non-deductible for income tax purposes.

4. PER SHARE INFORMATION

     Per share amounts have been computed by dividing net income (or loss) applicable to common stock (net income or loss, less preferred stock dividends) by the weighted average number of common shares and common stock equivalents outstanding during the respective periods. Common stock equivalent shares consist of the incremental shares issuable upon the exercise of stock options (using the treasury stock method where applicable). Shares for which stock options were granted within a 12-month period prior to an initial public offering are treated as outstanding for all periods presented. Therefore, shares for which options were granted subsequent to September 1996 have been considered as having been outstanding for purposes of the calculation (using the treasury stock method with the offering price used for fair market value) for all periods presented. Common stock equivalent shares from stock options granted prior to September 1996 are excluded from computations if their effect is antidilutive.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is required to be adopted by the Company in the second quarter of fiscal 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of

                              DENALI INCORPORATED
common stock equivalents will be excluded. The impact of Statement No. 128 on primary and fully diluted net income (loss) per share is not expected to be material for the quarter ended September 27, 1997.

5. 1997 STOCK OPTION PLAN

     In September 1997, the Company adopted an incentive stock option plan (the "1997 Plan"). The 1997 Plan permits the granting of both incentive stock options and non-qualified stock option awards to all employees of the Company. Awards to acquire up to an aggregate of 362,873 shares may be granted pursuant to the 1997 Plan. The Board of Directors selects the employees who will receive the awards, determines the type and terms of the awards to be granted and interprets and administers the 1997 Plan.

     In September 1997, the Company awarded options to acquire 171,030 shares of the Company's common stock. 142,113 of the options vest 40% immediately and the remainder over a four year period. The remaining 28,917 options vest ratably over four years. All of the options were granted at fair market value which equaled the public offering price.

6. REORGANIZATION OF SUBSIDIARIES AND EXCHANGE OF STOCK OPTIONS

     Effective in September 1997, the Company completed a reorganization of it subsidiaries. As part of the reorganization, one of the Company's subsidiaries, Containment Solutions, Inc. ("CSI") was merged into Denali. As a result, the outstanding options to purchase common stock of CSI were exchanged for options to purchase common stock of the Company. At June 28, 1997 the CSI stock option plan had 1,400 options outstanding at an exercise price of $259. In September 1997, the Company exchanged the CSI options for a total of 254,643 options to purchase the Company's common stock at an exercise price of $1.42. In connection with the exchange, the Company recognized a non-recurring compensation charge in the quarter ended September 27, 1997 of approximately $2.3 million.

7. INITIAL PUBLIC OFFERING

     The Company filed a registration statement with the Securities and Exchange Commission ("SEC") in October 1997 and two amendments to the registration statement in November 1997 to register the sale of shares of its common stock. The Company intends to use the net proceeds of the sale to repay a portion of the outstanding indebtedness under its credit facilities, to repay $218,000 for a bank note payable, to repay $6.7 million of a subordinated unsecured note payable to a supplier, to repay the $1.1 million unsecured note payable (including interest) to a seller, to redeem the outstanding shares of preferred stock totaling approximately $1.4 million, including accrued and unpaid dividends, and to fund general working capital purposes.

     Supplemental net loss per share is $(0.38) for the quarter ended September 27, 1997 and is determined by adding back to net loss used for the calculation of net loss per share the interest expense, net of taxes, associated with the debt which will be retired by the proceeds of the offering and adding the dividends paid or accrued associated with the preferred stock which will be redeemed by the proceeds of the offering. The number of shares outstanding used in calculating supplemental net loss per share was the weighted average common shares outstanding after giving effect to the estimated number of shares that would be required to be sold in the offering to repay the debt and redeem the preferred stock.

COMMON STOCK

     On September 23, 1997, the Company effected a 1,715-for-1 stock split. All stockholders' equity balances and disclosures in the accompanying financial statements have been retroactively restated for the stock split. The effect of the stock split was to transfer an amount equal to the par value of the new shares issued from additional paid-in capital to common stock.

                              DENALI INCORPORATED

8. SUBSEQUENT EVENTS

     In October 1997, the Company acquired all of the issued and outstanding stock of SEFCO, Inc., a manufacturer of engineered field-erected steel tanks and accessories for use in the municipal, agrochemical and petroleum industries, for $4.9 million in cash, which is net of cash acquired of approximately $600,000, and direct acquisition costs of $100,000.

     In October 1997, the Company acquired all of the issued and outstanding stock of GL&V/LaValley Construction, Inc., a manufacturer and installer of fiberglass reinforced plastic products for $3.9 million in cash and direct acquisition costs of $100,000, with a two-year non-compete agreement.

9. UNAUDITED PRO FORMA BALANCE SHEET

     In connection with the initial public offering of the Company's Common Stock, the Company will pay the dividends in arrears on the Company's preferred stock and redeem the preferred shares for cash from the proceeds of the initial public offering. The pro forma unaudited balance sheet gives effect to the redemption of the preferred shares for cash.

                         REPORT OF INDEPENDENT AUDITORS

Denali Incorporated

     We have audited the accompanying balance sheet of Hoover Containment Systems, Inc. (the "Company"), a wholly owned subsidiary of Hoover Group, Inc. as of December 31, 1994 and the related statements of operations, stockholder's equity, and cash flows for the year ended December 31, 1994, and the period from January 1, 1995 to October 27, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hoover Containment Systems, Inc. at December 31, 1994, and the results of its operations and its cash flows for the year then ended and the period from January 1, 1995 to October 27, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Houston, Texas
September 12, 1997

                        HOOVER CONTAINMENT SYSTEMS, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1994
                             (DOLLARS IN THOUSANDS)

                               ASSETS

Current assets:
  Accounts receivable, net of allowance of $96..............  $3,784
  Inventories...............................................   2,233
  Prepaid expenses..........................................      67
  Deferred tax asset........................................     101
                                                              ------
          Total current assets..............................   6,185
Property, plant, and equipment, net.........................     805
Goodwill, net...............................................     313
Patents, net................................................     802
Other assets, net...........................................     116
                                                              ------
          Total assets......................................  $8,221
                                                              ======

                LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Cash overdrafts...........................................  $  397
  Accounts payable..........................................   2,050
  Accrued liabilities.......................................     457
  Payable to affiliates.....................................   4,664
  Current maturities of long-term debt......................     100
                                                              ------
          Total current liabilities.........................   7,668
Long-term debt, net of current maturities...................     100
Commitments and contingencies
Stockholder's equity:
  Common stock, , no par value:
     Authorized, issued, and outstanding shares -- 1,000....      --
  Paid-in-capital...........................................     300
  Retained earnings.........................................     153
                                                              ------
          Total stockholder's equity........................     453
                                                              ------
          Total liabilities and stockholder's equity........  $8,221
                                                              ======

                            See accompanying notes.

                        HOOVER CONTAINMENT SYSTEMS, INC

                            STATEMENTS OF OPERATIONS

                                                                                    FOR THE PERIOD
                                                                 YEAR ENDED        FROM JANUARY 1,
                                                                DECEMBER 31,           1995 TO
                                                                    1994           OCTOBER 27, 1995
                                                              -----------------    ----------------
                                                                         (IN THOUSANDS)
Net sales...................................................       $18,875             $19,500
Cost of sales...............................................        15,116              15,612
                                                                   -------             -------
Gross profit................................................         3,759               3,888
Selling, general, and administrative expenses...............         3,126               3,154
                                                                   -------             -------
Operating income............................................           633                 734
Interest expense............................................           370                 386
Other expenses..............................................             6                  98
                                                                   -------             -------
Income before income taxes..................................           257                 250
Provision for income taxes..................................           104                  95
                                                                   -------             -------
Net income..................................................       $   153             $   155
                                                                   =======             =======

                            See accompanying notes.

                        HOOVER CONTAINMENT SYSTEMS, INC

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                  YEAR ENDED DECEMBER 31, 1994 AND THE PERIOD
                    FROM JANUARY 1, 1995 TO OCTOBER 27, 1995
                             (DOLLARS IN THOUSANDS)

                                                      COMMON                               TOTAL
                                                      STOCK     PAID-IN    RETAINED    STOCKHOLDER'S
                                                      SHARES    CAPITAL    EARNINGS       EQUITY
                                                      ------    -------    --------    -------------
Common stock issued at January 7, 1994..............  1,000      $300        $ --          $300
Net income..........................................     --        --         153           153
                                                      -----      ----        ----          ----
Balance at December 31, 1994........................  1,000       300         153           453
Net income..........................................     --        --         155           155
                                                      -----      ----        ----          ----
Balance at October 27, 1995.........................  1,000      $300        $308          $608
                                                      =====      ====        ====          ====

                            See accompanying notes.

                        HOOVER CONTAINMENT SYSTEMS, INC

                            STATEMENTS OF CASH FLOWS

                                                                              FOR THE PERIOD
                                                                              FROM JANUARY 1,
                                                               YEAR ENDED         1995 TO
                                                              DECEMBER 31,      OCTOBER 27,
                                                                  1994             1995
                                                              ------------    ---------------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................    $   153           $   155
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation..............................................        209               160
  Amortization of goodwill..................................          9                 7
  Amortization of other assets..............................         60                50
  Amortization of patents...................................          7                53
  Loss on disposal of assets................................          6                24
  Deferred tax benefit......................................       (101)              (67)
  Changes in operating assets and liabilities:
     Accounts receivables...................................     (1,103)               34
     Inventories............................................     (1,029)              755
     Prepaid expenses.......................................        (31)              (11)
     Other assets...........................................        (13)               (8)
     Cash overdrafts........................................        287              (397)
     Accounts payable.......................................        367               943
     Accrued liabilities....................................        107               289
     Payable to affiliates..................................      2,123            (1,525)
     Deferred revenue.......................................       (227)               --
                                                                -------           -------
Net cash provided by operating activities...................        824               462
INVESTING ACTIVITIES
Purchase of patents.........................................       (609)               --
Purchases of property and equipment.........................       (215)             (142)
                                                                -------           -------
Net cash used by investing activities.......................       (824)             (142)
FINANCING ACTIVITIES
Principal payments on term note and other long-term debt....         --              (100)
                                                                -------           -------
Net cash used by financing activities.......................         --              (100)
                                                                -------           -------
Decrease in cash............................................         --               220
Cash at beginning of period.................................         --                --
                                                                -------           -------
Cash at end of period.......................................    $    --           $   220
                                                                =======           =======

                            See accompanying notes.

                        HOOVER CONTAINMENT SYSTEMS, INC

                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 27, 1995

1. THE COMPANY

ORGANIZATION AND BASIS OF PRESENTATION

     The Hoover Containment Systems, Inc. (the "Company") is a manufacturer of above-ground steel tanks in the domestic U.S. market. The Company was incorporated on January 7, 1994 as a wholly owned subsidiary of Hoover Group, Inc. through a contribution to the Company of $300,000. Prior to its incorporation, the Company was a division of Hoover Group, Inc. On October 27, 1995 the net assets of the Company were acquired by Denali, Inc. for $5.4 million in cash.

     These financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include the historical balance sheets, results of operations and cash flows of the Company, including allocated portions of the Hoover Group's general and administrative expenses directly related to the Company's operations. The amounts allocated by the Hoover Group are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an entity unaffiliated with the Hoover Group. However, the Company believes that the allocations are reasonable and in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.

2. SIGNIFICANT ACCOUNTING POLICIES

INVENTORIES

     Inventories are determined using actual cost based on a first-in, first-out ("FIFO") basis. FIFO inventory is stated a the lower of cost or market.

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost. Depreciation is computed by the straight-line method using rates based on the estimated useful lives of the related assets. Estimated useful lives used for depreciation purposes are as follows:

Buildings and improvements...........................         20 years
Machinery and equipment..............................    3 to 10 years

GOODWILL

     Goodwill represents the excess cost of companies acquired over the fair value of their tangible assets. Goodwill is being amortized on a straight-line basis over 40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of the undiscounted cashflows. Goodwill amortization expense was $8,600 and $7,100 for the year ended December 31, 1994 and the period from January 1, 1995 through October 27, 1995, respectively. Accumulated amortization was $30,000 at December 31, 1994.

PATENTS

     Patents, including costs to acquire the patents of $129,000, are being amortized on a straight basis over fifteen years. The Company periodically evaluates the recoverability of patents by assessing whether the unamortized balance can be recovered over its remaining life through cash flows generated by the underlying assets. Patent amortization expense was $7,500 and $53,900 for the year ended December 31, 1994 and the period from January 1, 1995 through October 27, 1995, respectively. Accumulated amortization was $7,500 at December 31, 1994.

                        HOOVER CONTAINMENT SYSTEMS, INC

OTHER ASSETS

     Included in other assets are non-compete agreements that total $472,500. The agreements were recorded at costs when the agreements were signed and are being amortized over the life of the agreement. Amortization expense was $60,000 and $50,000 for the year ended December 31, 1994 and the period from January 1, 1995 through October 27, 1995, respectively. Accumulated amortization was $397,500 at December 31, 1994.

INCOME TAXES

     The Company's taxable income is included in the consolidated federal income tax return of the Parent. The federal tax provision is substantially the same provision as if the Company was required to file its own federal income tax return on a separate company basis.

     The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences reverse.

RESEARCH AND DEVELOPMENT COSTS

     The costs of materials and equipment that are acquired for research and development activities, and which have alternative future uses, are capitalized and depreciated over the period of future benefit. All other research and development costs are charged against earnings in the period incurred. Research and development costs expensed were $38,000 and $35,000 for the year ended December 31, 1994 and during the period from January 1, 1995 to October 27, 1995, respectively.

ADVERTISING COSTS

     All advertising costs are expensed when incurred. Costs which are included in selling, general and administrative expense were $99,000 and $23,000 for the year ended December 31, 1994 and during the period from January 1, 1995 to October 27, 1995, respectively.

REVENUE RECOGNITION

     Revenues from sales of products fabricated at plant locations are recognized using the units-of-delivery method of accounting.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of accounts receivable, accounts payable and short-term debts approximate fair values due to the short-term maturities of these instruments. The carrying value of the Company's long-term debt approximates fair value because the rate on such debt is not significantly different from the current market rate.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        HOOVER CONTAINMENT SYSTEMS, INC

CONCENTRATION OF CREDIT RISK

     The Company's trade customers are geographically dispersed throughout the United States and are concentrated in the petrochemical industry. The Company had one customer individually exceeding 5% of accounts receivable, accounting for approximately 6% of total accounts receivable at December 31, 1994.

3. PURCHASE OF ASSETS

     In 1994, the Company purchased certain patents, inventory, and fixed assets from a manufacturer of above-ground steel storage tanks for approximately $860,000 including a note payable for $200,000 and acquisition costs of $130,000. The assets were recorded at their fair values at the acquisition date.

4. INVENTORIES

     Inventories consisted of the following at December 31, 1994 (In thousands):

Raw materials.............................................    $  739
Work in process...........................................       570
Finished goods............................................       924
                                                              ------
                                                              $2,233
                                                              ======

5. PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment consisted of the following at December 31, 1994 (In thousands):

Buildings and improvements..................................  $  208
Machinery and equipment.....................................     987
Furniture and fixtures......................................      20
Office equipment............................................      50
Automobiles.................................................      16
Construction in progress....................................      23
                                                              ======
                                                               1,304
Less accumulated depreciation...............................     499
                                                              ------
Property, plant, and equipment, net.........................  $  805
                                                              ======

6. LONG-TERM DEBT

     Long-term at December 31, 1994 is summarized below (In thousands):

Note Payable, unsecured note payable to the former owner,
  interest at 6%, payable annually on August 31, due August
  31, 1996..................................................  $200
                                                              ----
Less current maturities.....................................   100
                                                              ----
          Total note payable................................  $100
                                                              ====

                        HOOVER CONTAINMENT SYSTEMS, INC

7. INCOME TAXES

     The components of the income tax expense(benefit) were as follows:

                                                            FOR THE PERIOD
                                            FOR THE YEAR    FROM JANUARY 1,
                                               ENDED            1995 TO
                                            DECEMBER 31,      OCTOBER 27,
                                                1994             1995
                                            ------------    ---------------
                                                    (IN THOUSANDS)
Current:
  Federal.................................      $182             $144
  State...................................        23               18
                                                ----             ----
                                                 205              162
                                                ----             ----
Deferred:
  Federal.................................       (90)             (60)
  State...................................       (11)              (7)
                                                ----             ----
                                                (101)             (67)
                                                ----             ----
       Total..............................      $104             $ 95
                                                ====             ====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows at December 31, 1994 (in thousands):

Deferred tax assets:
  Bonus accrual.............................................  $ (74)
  Allowance for bad debts...................................    (27)
                                                              -----
                                                              $(101)
                                                              =====

     The income tax provision reconciled to the tax computed at the statutory federal rate:

                                                                    FOR THE PERIOD
                                                    FOR THE YEAR    FROM JANUARY 1,
                                                       ENDED            1995 TO
                                                    DECEMBER 31,      OCTOBER 27,
                                                        1994             1995
                                                    ------------    ---------------
                                                            (IN THOUSANDS)
Tax at federal statutory rate.....................      $ 89              $85
State income taxes net of federal benefit.........         7                7
Non-deductible meals and entertainment............         4                3
Other.............................................         4               --
                                                        ----              ---
Total.............................................      $104              $95
                                                        ====              ===

8. COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries are, from time to time, subject to litigation and claims arising in the ordinary course of business. In the opinion of management, the ultimate outcome of these litigation and claims is not expected to have a material adverse effect on the consolidated financial statements.

                        HOOVER CONTAINMENT SYSTEMS, INC

9. LEASES

     The Company leases certain manufacturing facilities, machinery and equipment and office space under operating leases. Future minimum payments on operating leases are as follows:

Year Ended December 31,
1995.........................................  $  466
1996.........................................     427
1997.........................................     304
1998.........................................      58
1999 and thereafter..........................      29
                                               ------
       Total.................................  $1,284
                                               ======

     Total rent expense was $384,000 and $381,000 for the year ended December 31, 1994 and for the period from January 1, 1995 to October 27, 1995, respectively.

10. RELATED PARTY TRANSACTIONS

     The Company was allocated certain general and administrative expenses from Hoover Group, Inc. totaling $526,000 and $543,000 for the year ended December 31, 1994 and the period from January 1, 1995 through October 27, 1995, respectively.

11. RETIREMENT PLANS

     The Company has a defined-contribution retirement plan that covers all eligible employees. The plan allows employees to defer up to 15% of their compensation, with the Company matching 50% of the first 6% of the participant's contributions. Participants are immediately and fully vested in employee contributions.

     Contribution expense was $15,000 and $32,000 for the year ended December 31, 1994 and the period from January 1, 1995 through October 27, 1995, respectively.

                         REPORT OF INDEPENDENT AUDITORS

Denali Incorporated

     We have audited the accompanying balance sheet of Ershigs, Inc., (the "Company"), as of December 31, 1996, and the related statements of operations, stockholder's equity, and cash flows for the period from January 1, 1997 to February 27, 1997, for each of the two years in the period ended December 31, 1996, and for the period from October 1, 1994 to December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ershigs, Inc. at December 31, 1996, and the results of its operations and its cash flows for the period from January 1, 1997 to February 27, 1997, for each of the two years in the period ended December 31, 1996, and for the period from October 1, 1994 to December 31, 1994, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Houston, Texas
September 22, 1997

                                 ERSHIGS, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

ASSETS
Current assets:
  Accounts receivable, net of allowance of $525,000.........  $ 3,754
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................      494
  Inventory:
     Raw material...........................................      945
     Work-in-process........................................    1,454
                                                              -------
  Total Inventory...........................................    2,399
  Deferred tax assets.......................................      661
                                                              -------
          Total current assets..............................    7,308
Property, plant and equipment:
  Land and improvements.....................................      340
  Buildings.................................................    1,203
  Shop equipment............................................      539
  Furniture and other equipment.............................      202
  Construction in progress..................................       31
                                                              -------
                                                                2,315
Less accumulated depreciation...............................     (196)
                                                              -------
                                                                2,119
Deferred tax assets.........................................    1,691
Other assets................................................       15
                                                              -------
          Total assets......................................  $11,133
                                                              =======

LIABILITIES
Current liabilities:
  Bank overdraft............................................  $   235
  Accounts payable..........................................      436
  Accrued expenses..........................................    1,110
  Billings in excess of cost and estimated earnings on
     uncompleted contracts..................................      181
  Current portion of long-term debt.........................      400
                                                              -------
          Total current liabilities.........................    2,362
Long-term debt, net of current portion......................      300
Advances from parent........................................    2,330
Other long-term liabilities.................................      911
                                                              -------
          Total liabilities.................................    5,903

Commitments and contingencies

Stockholder's equity:
  Voting common stock, 25,000 no par value shares
     Authorized, 8,250 shares issued and outstanding........       --
  Non-voting common stock, 25,000 no par value shares
     Authorized, 8,250 shares issued and outstanding........
  Paid-in capital...........................................    6,000
  Retained deficit..........................................     (770)
                                                              -------
          Total stockholder's equity........................    5,230
                                                              -------
          Total liabilities and stockholder's equity........  $11,133
                                                              =======

                            See accompanying notes.

                                 ERSHIGS, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                    PERIOD                                PERIOD
                                                FROM OCTOBER 1,      YEAR ENDED       FROM JANUARY 1,
                                                    1994 TO          DECEMBER 31          1997 TO
                                                  DECEMBER 31     -----------------     FEBRUARY 27
                                                     1994          1995      1996          1997
                                                ---------------   -------   -------   ---------------
Net sales.....................................      $ 5,121       $21,833   $24,484       $3,188
Cost of sales.................................        4,905        19,657    20,496        3,134
                                                    -------       -------   -------       ------
Gross profit..................................          216         2,176     3,988           54
Selling, general and administrative
  expenses....................................        1,258         4,088     4,589          748
                                                    -------       -------   -------       ------
Operating loss................................       (1,042)       (1,912)     (601)        (694)
Other income (expense):
  Interest expense............................          (35)         (130)     (526)         (79)
  Interest income.............................            2                       3           --
  Other, net..................................            2            31       (98)          16
                                                    -------       -------   -------       ------
Other expense, net............................          (31)          (99)     (621)         (63)
                                                    -------       -------   -------       ------
Loss before income taxes......................       (1,073)       (2,011)   (1,222)        (757)
Income tax benefit............................          379           648       452          288
                                                    -------       -------   -------       ------
          Net loss............................      $  (694)      $(1,363)  $  (770)      $ (469)
                                                    =======       =======   =======       ======

                            See accompanying notes.

                                 ERSHIGS, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                   COMMON                               TOTAL
                                                   STOCK     PAID-IN    RETAINED    STOCKHOLDER'S
                                                   SHARES    CAPITAL    DEFICIT        EQUITY
                                                   ------    -------    --------    -------------
                                                                   (IN THOUSANDS)
Balance at September 30, 1994...................   16,500    $ 7,947    $(1,378)       $ 6,569
Net loss........................................      --          --       (694)          (694)
                                                   ------    -------    -------        -------
Balance at December 31, 1994....................   16,500    $ 7,947    $(2,072)       $ 5,875
Net loss........................................      --          --     (1,363)        (1,363)
                                                   ------    -------    -------        -------
Balance at December 31, 1995....................   16,500    $ 7,947    $(3,435)       $ 4,512
New basis in accounting adjustment..............      --      (1,947)     3,435          1,488
Net loss........................................      --          --       (770)          (770)
                                                   ------    -------    -------        -------
Balance at December 31, 1996....................   16,500    $ 6,000    $  (770)       $ 5,230
Net loss........................................      --                   (469)          (469)
                                                   ------    -------    -------        -------
Balance at February 27, 1997....................   16,500    $ 6,000    $(1,239)       $ 4,761
                                                   ======    =======    =======        =======

                            See accompanying notes.

                                 ERSHIGS, INC.

                            STATEMENTS OF CASH FLOWS

                                               PERIOD                                        PERIOD
                                           FROM OCTOBER 1,                               FROM JANUARY 1,
                                               1994 TO        YEAR ENDED DECEMBER 31         1997 TO
                                            DECEMBER 31,      -----------------------     FEBRUARY 27,
                                                1994            1995          1996            1997
                                           ---------------    ---------     ---------    ---------------
                                                                  (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..............................       $  (694)         $(1,363)      $  (770)       $ (469)
  Adjustments to reconcile net loss to
     net cash used in operating
     activities:
     Depreciation.......................           237              813           215            30
     Amortization.......................            70              279            --            --
     Provision for losses on accounts
       receivable.......................            79               95           351            --
     Deferred tax provision (benefit)...           (64)            (141)         (216)           13
     Gain on sale of assets.............             1              (27)           (4)           --
     Change in operating assets and
       liabilities:
       Accounts receivable..............        (1,593)            (454)          400            (8)
       Costs and estimated earnings in
          excess of billings on
          uncompleted contracts.........          (108)            (174)         (195)           (4)
       Inventory........................           575             (664)         (689)          134
       Other assets.....................            --               --           (15)           --
       Bank overdraft...................           375             (222)          (43)         (235)
       Accounts payable.................            20             (143)         (435)          369
       Accrued expenses.................           223             (141)          229          (265)
       Billings in excess of costs and
          estimated earnings on
          uncompleted contracts.........            33              361          (322)         (103)
       Other long-term liabilities......            64               (8)            2           (18)
                                               -------          -------       -------        ------
          Net cash used in operating
            activities..................          (782)          (1,789)       (1,492)         (556)
                                               -------          -------       -------        ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and
     equipment..........................          (426)            (465)         (445)          (13)
  Proceeds from sale of property, plant
     and equipment......................             3               41             7            --
                                               -------          -------       -------        ------
          Net cash used in investing
            activities..................          (423)            (424)         (438)          (13)
                                               -------          -------       -------        ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net advances from parent..............         1,328            2,613         2,330         1,525
  Repayment of long-term debt...........          (123)            (400)         (400)         (700)
                                               -------          -------       -------        ------
          Net cash provided by financing
            activities..................         1,205            2,213         1,930           825
                                               -------          -------       -------        ------
Net change in cash......................            --               --            --           256
Cash at beginning of period.............            --               --            --            --
                                               -------          -------       -------        ------
Cash at end of period...................       $    --          $    --       $    --        $  256
                                               =======          =======       =======        ======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest................       $    35          $   132       $   109        $   14
                                               =======          =======       =======        ======

                            See accompanying notes.

                                 ERSHIGS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS AND BASIS OF ACCOUNTING

     Ershigs, Inc. (the Company) is a contract designer and manufacturer of fiberglass reinforced plastic composites for corrosion resistant applications in the domestic U.S. market. The Company operates fabrication plants located in Washington, North Carolina and Texas.

     The Company was acquired by CBI Industries, Inc. (CBI) on May 21, 1993 and became a wholly-owned subsidiary of CBI. As a result of the acquisition of the Company by CBI, the Company recorded goodwill of $5.1 million.

     On January 12, 1996, pursuant to the merger agreement dated December 22, 1995, CBI became a subsidiary of Praxair, Inc. (Praxair). As a result of the acquisition of CBI by Praxair and Praxair's intent to sell the Company, the financial statements reflect a new basis of accounting as of January 12, 1996. The new basis of accounting resulted in the Company's assets and liabilities being adjusted to their estimated net realizable value based on the ultimate disposition value in February 1997, adjusted for the operating losses of the Company. The new basis of accounting adjustments, primarily related to the adjustment of the Company's assets and liabilities to net realizable values, has a significant effect on the Company's future results of operations for the periods subsequent to December 31, 1995. The more significant adjustments relate to the write-off of unamortized goodwill, a reduction in the basis of fixed assets and recognition of the related deferred tax asset, which significantly reduces depreciation and amortization expense. The results of operations from January 1, 1996 to January 11, 1996 are not considered significant to the financial statements and are included in the accompanying statement of operations for the year ended December 31, 1996.

     These financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include the historical balance sheets, results of operations and cash flows of the Company, including allocated portions of its parent company's general and administrative expenses directly related to the Company's operations. The amounts allocated by its parent company are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an entity unaffiliated with its parent company. However, the Company believes that the allocations are reasonable and in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.

     On February 28, 1997, the Company was acquired by Denali Incorporated (Denali) in a stock purchase for $6 million. In connection with the acquisition of the Company by Denali, the fabrication plant in Texas was closed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of accounts receivable and accounts payable approximate fair values due to the short-term maturities of these instruments. The carrying value of the Company's long-term debt approximates fair value because the rate on such debt is variable, based on current market.

                                 ERSHIGS, INC.

  INVENTORY

     Inventory of raw materials and work-in-process is stated at the lower of cost (determined by the first-in, first-out method) or market. Work-in-process includes capitalization of labor and overhead costs.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Improvements which increase the useful life of property and replacements of major components of property are capitalized, while maintenance, repairs and minor replacements are expensed as incurred.

     Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives range from 3 to 10 years for equipment and from 10 to 50 years for buildings and land improvements.

  INCOME TAXES

     The Company's results are included in the consolidated federal income tax return filed by its parent company. The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income taxes are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences reverse.

     The policy of the parent company is for each U.S. subsidiary to currently recognize any federal income tax expense, as computed on a separate subsidiary basis. Any resulting tax liability or receivable is remitted to or received from the parent through the advances from parent account.

  GOODWILL

     Prior to the acquisition of the Company's parent by Praxair, goodwill represented the excess cost of the purchase of the Company by CBI over the fair value of the Company's tangible assets at the date of acquisition. Goodwill was being amortized on a straight-line basis over 20 years. The goodwill was eliminated in the new basis of accounting adjustments as a result of the January 1996 acquisition of the Company by Praxair.

  RESEARCH AND DEVELOPMENT COSTS

     The costs of materials and equipment that are acquired for research and development activities, and which have alternative uses, are capitalized and depreciated over the period of future benefit. All research and development costs are charged against earnings in the period incurred. Research and development costs expensed were $-0-, $27,000, $104,000, and $10,000 during the period from October 1, 1994 to December 31, 1994, the years ended December 31, 1995 and 1996 and the period from January 1, 1997 to February 27, 1997, respectively.

  REVENUE RECOGNITION

     Revenues from sales of products fabricated at plant locations are recognized using the units-of-delivery method of accounting. Revenues from certain long-term construction contracts, usually performed on job sites, are recognized on the percentage-of-completion method. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs after giving effect to the most recent estimates of total cost. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the year in which these changes become known. Earned revenue reflects the original contract price adjusted for agree-upon claim and change order revenue, if any.

                                 ERSHIGS, INC.

     Losses expected to be incurred on jobs in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known. Selling and administrative expenses are charged to income in the year incurred and are not allocated to contracts in progress.

3. LONG-TERM DEBT

     The balance of long-term debt at December 31, 1996 consists of a note payable due in monthly installments of $33,333, plus interest at the bank's prime rate plus 1% (9.5% at December 31, 1996). This note is collateralized by virtually all the assets of the Company. The note payable requires the Company to comply with certain financial covenants, the most restrictive of which includes the maintenance of liability and leverage ratios as well as limitations on dividends, additional borrowings and advances to affiliates. The Company was in compliance with all covenants as of December 31, 1996. The note matures $400,000 and $300,000 in the year ended December 31, 1997 and 1998, respectively. In February, 1997, the note payable was repaid in full by the parent company through the advances from parent account.

4. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Costs and estimated earnings on uncompleted contracts are summarized as follows (In thousands):

                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
Costs incurred on uncompleted contracts.....................     $4,829
Estimated earnings..........................................        785
                                                                 ------
                                                                  5,614
Less billings to date.......................................      5,302
                                                                 ------
                                                                 $  312
Included in the accompanying balance sheet under the
  following captions:
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................     $  493
  Billings in excess of cost and estimated earnings on
     uncompleted contracts..................................        181
                                                                 ------
                                                                 $  312
                                                                 ======

5. CONCENTRATION OF CREDIT RISK

     The Company's trade customers are geographically dispersed throughout the United States and are concentrated in the power utilities, pulp and paper and chemical industries. The Company continuously evaluates the creditworthiness of its customers and generally does not require collateral. The Company had 8 customers individually exceeding 5% of accounts receivable, accounting for approximately 68% of total accounts receivable at December 31, 1996.

6. COMMITMENTS AND CONTINGENCIES

     The Company is subject to various lawsuits and claims and other actions arising in the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities at December 31, 1996 were $411,000 and, in management's opinion, such accruals are appropriate based on existing facts and circumstances. Under more adverse circumstances, however, this potential liability could be higher. Current expenditures have not been material.

                                 ERSHIGS, INC.

     While the effect on future results of these items is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such claims will not materially affect the financial position, results of operations or cash flows of the Company.

     Due to the nature of the contracting business, lawsuits occasionally arise. It is not possible to predict the results of specific lawsuits; however, the Company's management believes that there are no issues or incidents that would be material to its financial position, results of operations or cash flows. In addition, the Company has given certain guarantees in connection with the performance of contracts.

7. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (In thousands):

                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
Deferred tax assets:
  Tax over book basis of net book value of property, plant,
     and equipment..........................................     $1,346
  Expense accrued for books not yet deductible for tax......      1,006
                                                                 ------
Total deferred tax assets...................................      2,352
Total deferred tax liabilities..............................         --
                                                                 ------
Net deferred tax assets.....................................     $2,352
                                                                 ======

     The components of income tax benefit are as follows (In thousands):

                                           PERIOD FROM
                                            OCTOBER 1,      YEAR ENDED       PERIOD FROM
                                             1994 TO       DECEMBER 31,    JANUARY 1, 1997
                                           DECEMBER 31,    ------------    TO FEBRUARY 27,
                                               1994        1995    1996         1997
                                           ------------    ----    ----    ---------------
Current income tax benefit:
  Federal................................      $281        $454    $211         $269
  State..................................        33          53      25           32
                                               ----        ----    ----         ----
Total current income tax benefit.........       314         507     236          301
Deferred income tax benefit (expense):
  Federal................................        58         126     193          (12)
  State..................................         7          15      23           (1)
                                               ----        ----    ----         ----
Total deferred income tax benefit
  (expense)..............................        65         141     216          (13)
                                               ----        ----    ----         ----
Total income tax benefit.................      $379        $648    $452         $288
                                               ====        ====    ====         ====

                                 ERSHIGS, INC.

     The reconciliation of income tax benefit computed at U.S. federal statutory tax rates to the reported tax benefit is as follows (In thousands):

                                           PERIOD FROM
                                            OCTOBER 1,      YEAR ENDED       PERIOD FROM
                                             1994 TO       DECEMBER 31,    JANUARY 1, 1997
                                           DECEMBER 31,    ------------    TO FEBRUARY 27,
                                               1994        1995    1996         1997
                                           ------------    ----    ----    ---------------
Expected income tax benefit at 34%.......      $365        $684    $416         $258
State income taxes, net of federal
  benefit................................        40          68      48           30
Goodwill.................................       (24)        (95)     --           --
Other....................................        (2)         (9)    (12)          --
                                               ----        ----    ----         ----
Reported total income tax benefit........      $379        $648    $452         $288
                                               ====        ====    ====         ====

8. RELATED-PARTY TRANSACTIONS

     The Company was allocated certain general and administrative expenses, including administration of the Company's workers' compensation insurance, from its parent company totaling $58,000, $281,000, $296,000, and $9,000 during the period from October 1, 1994 to December 31, 1994, the years ended December 31, 1995 and 1996 and the period from January 1, 1997 to February 27, 1997, respectively.

     The Company was allocated interest costs from Praxair of $420,000 and $70,000 for the year ended December 31, 1996 and for the period January 1, 1997 to February 27, 1997, respectively, related to Praxair carrying its investment in Ershigs as an asset held for sale.

9. PROFIT SHARING PLAN

     The Company maintains a defined contribution profit sharing and 401(k) plan for substantially all nonunion employees. The plan allows employees to defer up to 15% of their compensation. Discretionary contributions to the profit sharing plan are determined by the Board of Directors and funded annually. A profit sharing contribution of $32,000 was made during the period from October 1, 1994 to December 31, 1994. No profit sharing contribution was made for the years ended December 31, 1995 and 1996, or the period from January 1, 1997 to February 27, 1997.

                         REPORT OF INDEPENDENT AUDITORS

Denali Incorporated

     We have audited the accompanying balance sheet of GL&V/LaValley Construction, Inc. (the "Company"), as of August 16, 1997, and the related statements of operations, stockholder's equity, and cash flows for the period from August 23, 1996 (date of acquisition) to August 16, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GL&V/LaValley Construction, Inc., at August 16, 1997, and the results of its operations and its cash flows for the period from August 23, 1996 (date of acquisition) to August 16, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Houston, Texas
September 9, 1997

                        GL&V/LAVALLEY CONSTRUCTION, INC.

                                 BALANCE SHEET
                                AUGUST 16, 1997

                                     ASSETS

Current assets:
  Cash......................................................  $    7,962
  Trade accounts receivable, net of allowance for doubtful
     accounts of $55,000....................................   1,001,987
  Inventories...............................................     125,850
  Costs and estimated earnings on uncompleted contracts in
     excess of related billings.............................     454,625
  Due from parent...........................................   1,392,198
  Prepaid expenses and other................................      21,826
  Deferred tax asset........................................      80,948
          Total current assets..............................   3,085,396
Property, plant, and equipment, net.........................   1,591,397
                                                              ----------
                                                              $4,676,793
                                                              ==========

                  LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Accounts payable and accrued expenses.....................  $  562,894
  Warranty reserve..........................................      95,000
  Income taxes payable......................................      24,083
  Note payable to parent....................................   1,643,000
                                                              ----------
          Total current liabilities.........................   2,324,977
Deferred tax liability......................................      49,240
Stockholder's equity:
  Common stock, $10 par value:
     Authorized shares -- 30,000
     Issued and outstanding shares -- 30,000................     300,000
  Additional paid-in capital................................   1,911,853
  Retained earnings.........................................      90,723
                                                              ----------
                                                               2,302,576
                                                              ----------
          Total liabilities and stockholder's equity........  $4,676,793
                                                              ==========

                            See accompanying notes.

                        GL&V/LAVALLEY CONSTRUCTION, INC.

                            STATEMENT OF OPERATIONS
      PERIOD FROM AUGUST 23, 1996 (DATE OF ACQUISITION) TO AUGUST 16, 1997

Revenues....................................................  $7,876,830
Direct costs................................................   6,352,975
                                                              ----------
Gross margin................................................   1,523,855
Selling expenses............................................     210,012
Administrative expenses.....................................     947,160
                                                              ----------
                                                               1,157,172
Operating profit............................................     366,683
Other expense:
Interest expense............................................    (174,338)
Other, net..................................................     (23,036)
                                                              ----------
Earnings before income taxes................................     169,309
Income taxes................................................      78,586
                                                              ----------
Net earnings................................................  $   90,723
                                                              ==========

                            See accompanying notes.

                        GL&V/LAVALLEY CONSTRUCTION, INC.

                       STATEMENT OF STOCKHOLDER'S EQUITY
      PERIOD FROM AUGUST 23, 1996 (DATE OF ACQUISITION) TO AUGUST 16, 1997

                                                            ADDITIONAL
                                                 CAPITAL      PAID-IN     RETAINED
                                                  STOCK       CAPITAL     EARNINGS      TOTAL
                                                 --------   -----------   --------   -----------
Balance, August 23, 1996.......................  $300,000   $ 4,811,853   $    --    $ 5,111,853
  Dividends to parent..........................        --    (2,900,000)              (2,900,000)
  Net earnings for the period..................        --            --    90,723         90,723
                                                 --------   -----------   -------    -----------
Balance, August 16, 1997.......................  $300,000   $ 1,911,853   $90,723    $ 2,302,576
                                                 ========   ===========   =======    ===========

                            See accompanying notes.

                        GL&V/LAVALLEY CONSTRUCTION, INC.

                            STATEMENT OF CASH FLOWS
      PERIOD FROM AUGUST 23, 1996 (DATE OF ACQUISITION) TO AUGUST 16, 1997

Operating activities:
  Net earnings..............................................  $    90,723
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation expense...................................      204,622
     Loss on disposition of property, plant, and
      equipment.............................................        7,608
     Deferred income tax expense............................       13,063
     Changes in operating assets and liabilities:
       Trade accounts receivable............................      867,475
       Inventories..........................................       50,296
       Costs and estimated earnings on uncompleted contracts
        in excess of related billings.......................      214,632
       Income taxes payable.................................       24,083
       Prepaid expenses and other current assets............      (14,879)
       Accounts payable and accrued expenses................     (689,608)
       Warranty reserve.....................................      (93,852)
       Unearned income......................................      (83,514)
                                                              -----------
Net cash provided by operating activities...................      590,649
                                                              -----------
Investing activities:
  Due from Parent...........................................      139,991
  Purchases of property, plant, and equipment...............     (175,678)
                                                              -----------
Net cash used in investing activities.......................      (35,687)
                                                              -----------
Financing activities:
  Proceeds from issuance of notes payable to Parent.........    1,643,000
  Payments on notes payable to Parent.......................   (2,190,000)
                                                              -----------
Net cash used in financing activities.......................     (547,000)
                                                              -----------
Increase in cash............................................        7,962
Cash at beginning of period.................................           --
                                                              -----------
Cash at end of period.......................................  $     7,962
                                                              ===========
Cash paid during period for income taxes....................  $    32,000
                                                              ===========

NONCASH INVESTING AND FINANCING ACTIVITIES

     The Company declared a dividend of $2,900,000 which was applied to reduce the amount due to its Parent.

                            See accompanying notes.

                        GL&V/LAVALLEY CONSTRUCTION, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                AUGUST 16, 1997

1. ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

     GL&V/LaValley Construction, Inc. (the "Company" or "LCI"), a Mississippi corporation, is wholly owned by GL&V/LaValley Industries, Inc. (the "Parent" or "LII"), a Washington corporation. LCI markets and installs equipment and parts primarily for the paper pulp industry throughout North America. On August 23, 1996, LII became a wholly owned subsidiary through a stock purchase of GL&V Holdings, Inc., a Washington corporation which is wholly owned by Groupe Laperriere & Verreault Inc., a Canadian corporation. The stock purchase of the Parent was accounted for under the purchase method and the amount of the purchase price allocated to the Company was allocated based on the fair value of the assets acquired and liabilities assumed, which approximated the net book value of the Company.

     These financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include the historical balance sheets, results of operations and cash flows of the Company, including allocated portions of the Parent's general and administrative expenses directly related to the Company's operations. The amounts allocated by the Parent are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an entity unaffiliated with the Parent. However, the Company believes that the allocations are reasonable and in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.

REVENUE AND COST RECOGNITION

     Revenues from contracts with customers for manufacture, repair, or installation of equipment are recognized on the percentage-of-completion method, measured by the percentage of construction costs incurred to date to estimated total costs for each contract. Expended construction costs are considered by management to be the best available measure of progress on these contracts. Construction costs include all direct material, equipment, labor, subcontractor, and indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period the revisions are determined.

     The asset, "Costs and estimated earnings on uncompleted contracts in excess of related billings," represents revenues recognized in excess of amounts billed.

     Contracts other than those described above are generally accounted for on a time-and-material basis. Revenues and accounts receivable from such jobs are recorded at the amount billable based on the costs incurred.

INVENTORIES

     Inventories consist of raw materials and are valued at the lower of average cost or market, with cost determined by the moving average method, which approximates the first-in/first-out method.

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost. Depreciation is charged to income over the estimated useful lives of the respective assets using the straight-line method, over lives of 31.5 years for building and improvements and 5 to 7 years for machinery and equipment, furniture and fixtures, and vehicles.

                        GL&V/LAVALLEY CONSTRUCTION, INC.

INCOME TAXES

     The Company's taxable income is included in the consolidated federal income tax return of the Parent. The federal tax provision is substantially the same provision as if the Company were required to file its own federal income tax return on a separate company basis.

     The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates that will be in effect when the differences reverse.

USE OF ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash, prepaid expenses, accounts receivable, accounts payable, and accrued expenses approximate fair values due to the short-term maturities of these instruments. The book values of cash, trade receivables, and trade payables are considered to be representative of their respective fair values because of their short-term nature.

2. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Costs and estimated earnings on uncompleted contracts at August 16, 1997 are summarized as follows:

Costs incurred on uncompleted contracts.....................  $1,370,424
Estimated earnings..........................................     254,654
                                                              ----------
                                                               1,625,078
Less billings to date.......................................   1,170,453
                                                              ----------
Uncompleted contracts with costs and estimated earnings in
  excess of related billings................................  $  454,625
                                                              ==========

3. PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment consisted of the following at August 16, 1997:

                                                                 COST
                                                              ----------
Land........................................................  $   31,360
Building and improvements...................................   1,504,162
Machinery and equipment.....................................   1,162,726
Furniture and fixtures......................................     124,421
Vehicles....................................................     104,108
                                                              ----------
                                                               2,926,777
Less accumulated depreciation...............................   1,335,380
                                                              ----------
Property, plant, and equipment..............................  $1,591,397
                                                              ==========

                        GL&V/LAVALLEY CONSTRUCTION, INC.

4. NOTE PAYABLE AND CREDIT FACILITY

     The Company has a note payable to its Parent in the amount of $1,643,000 which is due on demand. The note bears interest at the bank prime.

     The Company is party to a revolving line of credit and a term loan on a joint and several basis with its Parent. As of August 16, 1997, the Company had no outstanding balance. As of August 16, 1997, the Parent had $2,202,381 outstanding from the term loan facility. This credit facility is collateralized by the accounts receivable, inventory, machinery and equipment, fixtures, documents, instruments, general intangibles and proceeds thereof, and real property of the Company and its Parent.

5. DEFINED-CONTRIBUTION 401(K) SAVINGS PLAN

     The Company participates in the Parent's defined-contribution 401(k) savings plan, which is available to substantially all of the Company's employees, whereby the Company will match 100% of the participant's contribution up to 1.5% of compensation. The Company made contributions to the plan of $13,058 during the period.

6. INCOME TAXES

     For the period August 23, 1996 (date of acquisition) to August 16, 1997, the income tax provision consisted of the following components:

Current
  Federal...................................................  $62,523
  State.....................................................    3,000
                                                              -------
                                                               65,523
Deferred....................................................   13,063
                                                              -------
          Total.............................................  $78,586
                                                              =======

     The income tax provision reconciled to the tax computed at the federal statutory rate:

Tax at federal statutory rate...............................  $ 57,565
State income taxes net of federal benefit...................     5,926
Decrease in valuation allowance.............................   (15,222)
Nondeductible meals and entertainment.......................    20,810
Nondeductible penalties.....................................     7,103
Other.......................................................     2,404
                                                              --------
                                                              $ 78,586
                                                              ========

     The deferred tax asset and liability at August 16, 1997 consists of the following:

Deferred tax asset:
  Expenses deducted for book not deductible for tax in the
     period.................................................  $80,948
Deferred tax liability:
  Depreciation of property and equipment....................   49,240
                                                              -------
Net deferred tax asset......................................  $31,708
                                                              =======

                        GL&V/LAVALLEY CONSTRUCTION, INC.

     The valuation allowance was decreased by $15,222 to $0 during the period August 24, 1996 through August 16, 1997, based on management's reevaluation of the likelihood of realization of the net deferred tax assets.

7. LEASES AND COMMITMENTS

     The Company has various equipment under noncancelable operating leases expiring through 2000. Rent expense under all such leases approximates $8,557 for the period August 23, 1996 to August 16, 1997.

     Future minimum lease payments under operating leases for personal property with noncancelable terms in excess of one year, at August 16, 1997, total $12,264 and are payable as follows: 1998 -- $8,557; 1999 -- $3,707; and
2000 -- $-0-.

8. RELATED PARTY TRANSACTIONS

     The Parent provides certain administrative functions on behalf of the Company that are allocated to the Company for separate financial reporting purposes. The costs allocated of $430,000 for the period from August 23, 1996 to August 16, 1997 have been recorded in administrative expenses.

     The Company is covered through the Parent company's business insurance program. For the period August 23, 1996 to August 16, 1997, the Parent charged the Company $27,744 for its proportionate share of the insurance coverage.

     The Company also pays the Parent a management fee equal to 1.25% of revenues. For the period from August 23, 1996 to August 16, 1997, the Company paid LII $101,478.

     The advance to the Parent represents cash transferred to the Parent company.

     The Company has provided goods and services to the Parent totaling $572,308 for the period August 23, 1996 to August 16, 1997 which include a profit margin of 18%.

9. CONCENTRATION OF CREDIT RISK

     The Company has one significant customer that accounted for approximately 17% of all sales for the period from August 23, 1996 to August 16, 1997.

10. SUBSEQUENT EVENTS

     In August 1997, the Company signed a letter of intent to sell all of its common stock to Denali Incorporated for $3.9 million. The sale of the Company is anticipated to close by October 31, 1997.

                        REPORTS OF INDEPENDENT AUDITORS

The Board of Directors
SEFCO, Inc.

     We have audited the accompanying balance sheet of SEFCO, Inc., as of December 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SEFCO, Inc. at December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                            LEMING, SCHALLNER & CO.

Tulsa, Oklahoma
January 22, 1997

                        REPORTS OF INDEPENDENT AUDITORS

Board of Directors
SEFCO, Inc.

     We have audited the accompanying balance sheet SEFCO, Inc. as of December 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SEFCO, Inc., at December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                            GAYNOR AND FAWCETT, INC.

Tulsa, Oklahoma
February 5, 1996

                                  SEFCO, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1995          1996
                                                              ----------    ----------
Current assets:
  Cash and cash equivalents.................................  $  475,931    $  339,804
  Certificates of deposit...................................      35,630     1,100,000
  Accounts receivable -- contracts..........................   1,158,140       806,104
  Accounts receivable -- other..............................       3,165         3,765
  Costs and estimated earnings on incomplete contracts in
     excess of billings.....................................     199,178       118,737
  Inventory.................................................     210,498        18,117
  Prepaid expenses..........................................      88,348        24,099
                                                              ----------    ----------
          Total current assets..............................   2,170,890     2,410,626
Property and equipment:
  Machinery and equipment...................................   1,617,431     1,837,913
  Automotive equipment......................................     228,218       511,350
  Furniture and fixtures....................................      46,018        61,118
  Leasehold improvements....................................     453,992       380,708
  Land......................................................      15,000       129,351
                                                              ----------    ----------
                                                               2,360,659     2,920,440
  Less accumulated depreciation.............................   1,155,677     1,439,966
                                                              ----------    ----------
Net property and equipment..................................   1,204,982     1,480,474
Other assets:
  Cash value of life insurance..............................      83,118       129,085
  Deposits..................................................       1,840           840
                                                              ----------    ----------
          Total other assets................................      84,958       129,925
          Total assets......................................  $3,460,830    $4,021,025
                                                              ==========    ==========

LIABILITIES

Current liabilities:
  Accounts payable..........................................  $  624,338    $  385,361
  Accrued expenses..........................................     213,951       212,786
  Warranty reserve..........................................      40,000        50,000
  Income taxes payable......................................     160,318       265,914
  Billings in excess of costs and estimated earnings on
     incomplete contracts...................................     358,858       355,497
  Current deferred income taxes.............................     171,038       113,649
                                                              ----------    ----------
          Total current liabilities.........................   1,568,503     1,383,207
Deferred income taxes.......................................      58,731        75,082
Stockholders' equity:
  Common stock, $1 par value, 10,000 shares authorized; 500
     and 1,000 shares issued at December 31, 1995 and 1996,
     respectively...........................................         500         1,000
Additional paid-in capital..................................      46,058        46,058
Retained earnings...........................................   1,787,038     2,515,678
                                                              ----------    ----------
          Total stockholders' equity........................   1,833,596     2,562,736
          Total liabilities and stockholders' equity........  $3,460,830    $4,021,025
                                                              ==========    ==========

                            See accompanying notes.

                                  SEFCO, INC.

                            STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                          1994          1995          1996
                                                       ----------    ----------    -----------
Revenues.............................................  $6,675,574    $8,445,324    $10,121,541
Cost of revenues:
  Direct contract costs..............................   5,001,174     5,947,929      6,685,831
  Indirect overhead..................................     472,298       604,730        744,580
                                                       ----------    ----------    -----------
Total cost of revenue................................   5,473,472     6,552,659      7,430,411
                                                       ----------    ----------    -----------
Gross profit.........................................   1,202,102     1,892,665      2,691,130
General and administrative expenses..................     980,285     1,174,358      1,530,824
                                                       ----------    ----------    -----------
Income from operations...............................     221,817       718,307      1,160,306
Other income (expenses):
  Interest income....................................      13,179        20,089         32,833
  Net gain (loss) on sale of assets..................     (10,510)        4,630         (3,338)
  Interest expense...................................      (3,749)       (1,256)            --
  Other income.......................................          --         7,268         20,055
                                                       ----------    ----------    -----------
Total other income (expenses)........................      (1,080)       30,731         49,550
                                                       ----------    ----------    -----------
Income before provision for taxes....................     220,737       749,038      1,209,856
Provision for income taxes:
  Current............................................      70,330       226,499        496,754
  Deferred...........................................      13,203        56,954        (41,038)
                                                       ----------    ----------    -----------
Total provision for taxes............................      83,533       283,453        455,716
                                                       ----------    ----------    -----------
Net income...........................................  $  137,204    $  465,585    $   754,140
                                                       ==========    ==========    ===========

                            See accompanying notes.

                                  SEFCO, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                               COMMON STOCK     ADDITIONAL                    TOTAL
                                              ---------------    PAID-IN      RETAINED    STOCKHOLDERS'
                                              SHARES   AMOUNT    CAPITAL      EARNINGS       EQUITY
                                              ------   ------   ----------   ----------   -------------
Balance at December 31, 1993................    500    $  500    $46,058     $1,189,249    $1,235,807
  Dividends declared........................     --        --         --         (2,000)       (2,000)
  Net income................................     --        --         --        137,204       137,204
                                              -----    ------    -------     ----------    ----------
Balance at December 31, 1994................    500       500     46,058      1,324,453     1,371,011
  Dividends declared........................     --        --         --         (3,000)       (3,000)
  Net income................................     --        --         --        465,585       465,585
                                              -----    ------    -------     ----------    ----------
Balance at December 31, 1995................    500       500     46,058      1,787,038     1,833,596
  Stock Dividends declared..................    500       500         --           (500)           --
  Dividend declared.........................     --        --         --        (25,000)      (25,000)
  Net income................................     --        --         --        754,140       754,140
                                              -----    ------    -------     ----------    ----------
Balance at December 31, 1996................  1,000    $1,000    $46,058     $2,515,678    $2,562,736
                                              =====    ======    =======     ==========    ==========

                            See accompanying notes.

                                  SEFCO, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                              1994        1995         1996
                                                            --------    --------    ----------
Operating activities
Net income..............................................    $137,204    $465,585    $  754,140
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation..........................................     228,701     233,970       369,153
  Deferred income taxes.................................      13,203      56,954       (41,038)
  Gain (loss) on sale of assets.........................      10,510      (4,630)        3,338
  Cash value of life insurance..........................     (43,231)    (39,740)      (45,967)
Changes in operating assets and liabilities:
  Accounts receivable...................................    (693,918)   (112,756)      351,436
  Other accounts receivable.............................      (1,187)        585            --
  Deposits..............................................          --      (1,040)        1,000
  Costs and estimated earnings in excess of billings....      15,891     (41,487)       80,441
  Inventory.............................................      (8,409)   (196,141)      192,381
  Prepaid income taxes..................................     (67,390)     67,390            --
  Prepaid expenses......................................      35,805      (2,675)       64,249
  Accounts payable......................................     237,678     186,851      (238,977)
  Accrued expenses......................................      75,504      97,809        (1,165)
  Warranty reserve......................................          --          --        10,000
  Income taxes payable..................................     (44,839)    160,318       105,596
  Billings in excess of costs and estimated earnings....     110,017     173,819        (3,361)
                                                            --------    --------    ----------
                                                               5,539    1,044,812    1,601,226
Investing activities
Proceeds from sale of fixed assets......................      32,522       8,200        58,920
Purchase of fixed assets................................    (134,109)   (715,673)     (706,903)
Sale (purchase) of certificates of deposit..............      17,500     (35,630)   (1,064,370)
                                                            --------    --------    ----------
                                                             (84,087)   (743,103)   (1,712,353)
Financing activities
Payment of dividends....................................      (2,000)     (2,000)      (25,000)
Retirement of notes payable.............................    (234,080)    (26,169)           --
Proceeds from cash value of life insurance..............      72,114          --            --
                                                            --------    --------    ----------
                                                            (163,966)    (28,169)      (25,000)
Total increase (decrease) in cash.......................    (242,514)    273,540      (136,127)
Beginning cash balance..................................     444,905     202,391       475,931
                                                            --------    --------    ----------
Ending cash balance.....................................    $202,391    $475,931    $  339,804
Supplemental schedule of cash flow information:
Cash paid during the year for interest..................    $  3,749    $  1,256    $       --
Cash paid during the year for income taxes..............    $182,559    $ 17,861    $  388,454

     In non-cash transactions during fiscal year 1994, the Company purchased fixed assets for notes payable in the amount of $35,076, and financed the annual insurance renewal for $16,125.

                            See accompanying notes.

                                  SEFCO, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY'S ACTIVITIES

     SEFCO, Inc. (the "Company"), is engaged in the business of the fabrication and erection of above-ground steel storage tanks for municipalities and the petroleum and grain industries. Work is performed primarily under fixed-price contracts.

SUBSIDIARY COMPANIES

     The Company holds 100% of the stock of two subsidiary companies, Marvel Painting and Construction, Inc., and SEFCO of Arkansas, Inc. Both subsidiaries are inactive shells, thus the financial statements reflect only the financial position, operations and cash flows of SEFCO, Inc.

REVENUE AND COST RECOGNITION

     Revenues from fixed-price contracts are recognized on the percentage-of-completion method. No revenue is recognized on a contract until substantial costs have been incurred. The percentage of completion is measured by the ratio of costs incurred to date to estimated total costs on the contract.

     Contract costs include all direct materials, labor and subcontract costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and equipment costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

     The asset, "Costs and estimated earnings on incomplete contracts in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on incomplete contracts," represents amounts billed in excess of revenues recognized.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of all highly liquid investments with a maturity of three months or less when purchased.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPOSITS HELD IN FINANCIAL INSTITUTIONS

     The Company had demand deposits on hand in financial institutions which exceeded depositor's insurance provided by the applicable guaranty agency by $90,817, $361,287, and $1,339,804 at December 31, 1994, 1995, and 1996,
respectively.

PROPERTY, EQUIPMENT, AND DEPRECIATION

     Property and equipment are recorded at cost. Depreciation is computed on the straight-line method based on the estimated useful lives of the related assets. Construction machinery and furniture are being depreciated

                                  SEFCO, INC.

over periods of five to ten years. Autos and trucks have estimated useful lives of three to five years. Leasehold costs have estimated useful lives of 27 to 39 years.

     Maintenance, repairs, and minor renewals are charged to operations as incurred. Improvements and major renewals are capitalized. Upon sale or disposition of properties, the asset account is relieved of the cost, and the accumulated depreciation account is charged with depreciation taken prior to the sale; any resultant gain or loss is credited or charged to earnings.

INCOME TAXES

     Deferred income taxes are provided for differences in timing of reporting income for financial statement and tax purposes arising from differences in the methods of accounting for construction contracts, depreciation, and warranty reserves. Construction contracts are reported for tax purposes on the completed contract method and for financial statement purposes on the percentage-of-completion method. Accelerated depreciation is used for tax reporting, and straight-line depreciation is used for financial statement reporting. The Company has established a reserve fund for warranties which is not currently deductible for tax purposes.

2. ACCOUNTS RECEIVABLE -- CONTRACTS

     Accounts receivable are comprised of the following:

                                                                    DECEMBER 31,
                                                               ----------------------
                                                                  1995         1996
                                                               ----------    --------
Completed contracts........................................    $  306,321    $166,935
Contracts in progress......................................       851,819     639,169
                                                               ----------    --------
Total accounts receivable..................................    $1,158,140    $806,104
                                                               ==========    ========

     There were no accounts written-off during the years ended December 31, 1994, 1995, and 1996.

3. CONTRACTS IN PROGRESS

     Information with respect to contracts in progress is as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1995          1996
                                                              ----------    ----------
Expenditures on incomplete contracts......................    $2,043,906    $1,845,755
Estimated earnings........................................       501,823       353,361
                                                              ----------    ----------
                                                               2,545,729     2,199,116
Less billings to date.....................................     2,705,409     2,435,876
                                                              ----------    ----------
                                                              $ (159,680)   $ (236,760)
                                                              ==========    ==========

     The information above is included in the accompanying balance sheets under the following captions:

                                                                    DECEMBER 31,
                                                               ----------------------
                                                                 1995         1996
                                                               ---------    ---------
Current assets - costs and estimated earnings on incomplete
  contracts in excess of billings..........................    $ 199,178    $ 118,737
Current liabilities - billings in excess of costs and
  estimated earnings on incomplete contracts...............     (358,858)    (355,497)
                                                               ---------    ---------
                                                               $(159,680)   $(236,760)
                                                               =========    =========

                                  SEFCO, INC.

4. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                YEAR ENDED DECEMBER 31
                                                                ----------------------
                                                                  1995         1996
                                                                ---------    ---------
Deferred tax assets:
  Expense accrued for books not yet deductible for tax......     $ 14,976     $ 18,868
  Other.....................................................        1,872            -
                                                                 --------     --------
Total deferred tax assets...................................       16,848       18,868
Deferred tax liabilities:
  Book over tax basis of net book value of property, plant,
     and equipment..........................................       58,731       75,082
  Contract revenue on percent completion for book and
     completed contract for tax.............................      187,886      132,517
                                                                 --------     --------
Total deferred tax liabilities..............................      246,617      207,599
                                                                 --------     --------
Net deferred tax liabilities................................     $229,769     $188,731
                                                                 ========     ========

     The components of income tax expense are as follows:

                                                          YEAR ENDED DECEMBER 31
                                                      -------------------------------
                                                       1994        1995        1996
                                                      -------    --------    --------
Current income tax expense:
  Federal...........................................  $56,263    $198,053    $422,246
  State.............................................   14,067      28,446      74,508
                                                      -------    --------    --------
Total current income tax expense:...................   70,330     226,499     496,754
Deferred income tax expense (benefit):
  Federal...........................................    9,759      49,024     (34,882)
  State.............................................    3,444       7,930      (6,156)
                                                      -------    --------    --------
Total deferred income tax expense (benefit).........   13,203      56,954     (41,038)
                                                      -------    --------    --------
Total income tax expense............................  $83,533    $283,453    $455,716
                                                      =======    ========    ========

     The reconciliation of income tax expense computed at U.S. federal statutory tax rates to the reported tax expense is as follows:

                                                          YEAR ENDED DECEMBER 31
                                                      -------------------------------
                                                       1994        1995        1996
                                                      -------    --------    --------
Expected income tax expense at 34%..................  $75,050    $254,673    $411,351
State income taxes, net of federal benefit..........    4,824      23,867      45,188
Meals and entertainment.............................      800       2,115       1,185
Other, net..........................................    2,859       2,798      (2,008)
                                                      -------    --------    --------
Reported total income tax expense...................  $83,533    $283,453    $455,716
                                                      =======    ========    ========

     For the years ended December 31, 1994, 1995, and 1996, the federal income tax provision was less than the amount of taxes computed at the 34% statutory federal income tax rate because of permanent differences related to expenses which were not deductible for tax purposes and the federal benefit of state income taxes.

                                  SEFCO, INC.

5. PENSION

     During 1994 the Company had a profit sharing plan which covered substantially all employees of the Company. Employees become eligible for participation after two years of service.

     In 1995, the Company converted its profit sharing plan to a 401(k) retirement plan (the "Plan") which covers substantially all of the employees of the Company. The Plan allows employees to defer up to 15% of their compensation, with the Company matching 100% of the first 6% of the participant's contribution. Participants are immediately and fully vested in employer contributions. The Company accrued contributions to the pension plan of $-0-, $65,425, and $89,723 for the years ended December 31, 1994, 1995, and 1996, respectively.

6. RELATED PARTY TRANSACTIONS

     The Company rents land and facilities owned by the stockholders of the Company and pays insurance, maintenance, and utility bills incurred at the premises in addition to rent. The Company paid $36,000 in rent payments in 1994, 1995, and 1996.

     The stockholders own certain construction equipment which they lease to the Company on a month-to-month basis. Rental rates are equivalent to rates available in the marketplace. The Company paid $144,000, $144,000, and $228,000 in the years ended December 31, 1994, 1995, and 1996, respectively, for the use of this equipment.

7. REVOLVING LINE OF CREDIT

     In April 1996, the Company entered into a $450,000 revolving line of credit with interest at 1% above the New York prime rate to provide operating capital. The line is collateralized by all accounts, contracts, contract rights, and general intangibles and by all inventory, equipment, and leasehold improvements. The line expires April 22, 1997. At December 31, 1996, the Company had not borrowed funds against the line.

8. CONTINGENT LIABILITY

     The Company has the normal contingencies inherent to construction activities and a general commitment to correct certain deficiencies in construction for a period of one year after completion of a construction contract. Such contingencies and commitments have not been material in prior years, and in the opinion of management, the Company has adequate insurance coverage and no material contingencies will result from present or future claims.

9. CONCENTRATION OF CREDIT RISK

     The company extends credit to customers as a normal course of business. At December 31, 1996, the Company had extended credit to two customers totaling $246,000 or 30% of accounts receivable-contracts.

                                  SEFCO, INC.

                                 BALANCE SHEET

                                     ASSETS

                               September 30, 1997
                                  (Unaudited)

Current assets:
  Cash and cash equivalents.................................   $  610,808
  Accounts receivable -- contracts..........................      856,219
  Accounts receivable -- other..............................       49,687
  Costs and estimated earnings in excess of billings on
     incomplete contracts...................................      159,980
  Inventory.................................................       13,804
  Prepaid expenses..........................................       33,858
                                                               ----------
          Total current assets..............................    1,724,356
                                                               ----------
Property and equipment:
  Machinery and equipment...................................    2,094,442
  Automotive equipment......................................      397,504
  Furniture and fixture.....................................       77,722
  Leasehold improvements....................................      440,071
  Land......................................................      875,237
                                                               ----------
                                                                3,884,976
  Less accumulated depreciation.............................    1,664,584
                                                               ----------
Net property and equipment..................................    2,220,392
                                                               ----------
Other assets:
  Deposits..................................................          840
                                                               ----------
Total other assets..........................................          840
                                                               ----------
Total assets................................................   $3,945,588
                                                               ==========

                                LIABILITIES
Current liabilities:
  Accounts payable..........................................   $  354,689
  Accrued expenses..........................................      206,426
  Warranty reserve..........................................       50,000
  Billings in excess of costs and estimated earnings on
     incomplete contracts...................................      108,893
  Current deferred income taxes.............................      146,942
                                                               ----------
          Total current liabilities.........................      866,950
                                                               ----------
Deferred income taxes.......................................      217,806
                                                               ----------
Stockholders' equity:
  Common stock -- $1 par value, 10,000 shares authorized,
     1,000 shares issued....................................        1,000
  Additional paid-in-capital................................       46,058
  Retained earnings.........................................    2,813,774
                                                               ----------
          Total stockholders' equity........................    2,860,832
                                                               ----------
          Total liabilities and stockholder's equity........   $3,945,588
                                                               ==========


                  See notes to unaudited financial statements.

                                  SEFCO, INC.

                            STATEMENTS OF OPERATIONS

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
                                                                    (UNAUDITED)
Revenues....................................................  $7,716,178    $7,359,168
Cost of revenues:
  Direct contract costs.....................................   5,209,729     5,000,666
  Indirect overhead.........................................     539,049       474,578
                                                              ----------    ----------
Total cost of revenues......................................   5,748,778     5,475,244
                                                              ----------    ----------
Gross profit................................................   1,974,400     1,883,924
General and administrative expenses.........................   1,198,187     1,245,039
                                                              ----------    ----------
Income from operations......................................     776,213       638,885
                                                              ----------    ----------
Other income (expense):
  Loss on sale of fixed assets..............................      (3,338)       (3,220)
  Interest income...........................................      20,883        40,818
  Other income..............................................      26,505        28,505
  Other expense.............................................     (10,690)       (8,087)
                                                              ----------    ----------
Total other income (expense)................................      33,360        58,016
                                                              ----------    ----------
Net income before provision for income taxes................     809,573       696,901
                                                              ----------    ----------
Provision (benefit) for income taxes:
  Current...................................................     285,114       222,788
  Deferred..................................................      24,861       176,017
                                                              ----------    ----------
          Total provision for income taxes..................     309,975       398,805
                                                              ----------    ----------
          Net income........................................  $  499,598    $  298,096
                                                              ==========    ==========

                  See notes to unaudited financial statements.

                                  SEFCO, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                1996          1997
                                                              ---------    ----------
                                                                    (UNAUDITED)
Operating Activities
Net income..................................................  $ 499,598    $  298,096
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation..............................................    275,671       285,759
  Deferred income taxes.....................................     24,861       176,017
  Cash value of life insurance..............................    (33,452)      129,085
  Loss on sale of investments and fixed assets..............      3,338         8,440
Changes in operating assets and liabilities:
  Accounts receivable.......................................    295,312       (96,037)
  Costs and estimated earnings in excess of billings........     55,160       (41,243)
  Deposits..................................................      1,000            --
  Inventory.................................................     40,405         4,313
  Prepaid expenses..........................................     44,626        (9,759)
  Accounts payable..........................................   (394,698)      (30,672)
  Accrued expenses..........................................    363,235        (6,360)
  Warranty reserve..........................................     (7,077)           --
  Accrued income taxes......................................    (48,334)     (265,914)
  Billings in excess of costs and estimated earnings........     32,499      (246,604)
                                                              ---------    ----------
Net cash provided by operating activities...................  1,152,144       205,121
                                                              ---------    ----------
Investing Activities
Proceeds from sale of property and equipment................     55,589        88,088
Acquisition of property and equipment.......................   (641,065)   (1,116,985)
Decrease in certificates of deposit.........................     35,630     1,100,000
Purchase of investments.....................................         --      (549,466)
Redemption of investments...................................         --       544,246
                                                              ---------    ----------
Net cash provided by investing activities...................   (549,846)       65,883
                                                              ---------    ----------
Net increase in cash........................................    602,298       271,004
Cash at beginning of period.................................    475,931       339,804
                                                              ---------    ----------
Cash at end of period.......................................  1,078,229       610,808
                                                              =========    ==========
Supplemental disclosures of cash flow information
Cash paid during the year for:
  Interest..................................................  $      --    $       --
  Income taxes..............................................  $ 337,344    $  518,952

                  See notes to unaudited financial statements.

                                  SEFCO, INC.

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 1997

1. GENERAL

     The financial statements of SEFCO, Inc. (the "Company"), included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. The Company believes that the presentations and disclosures herein are adequate to make the information not misleading.

     The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year. These financial statements should be read in conjunction with the Company's audited financial statements and notes included elsewhere in the Prospectus.

2. INCOME TAXES

     The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company's interim provisions for income taxes were computed using its estimated effective tax rate for the year.

                         REPORT OF INDEPENDENT AUDITORS
                        ON FINANCIAL STATEMENT SCHEDULE

     We have audited the consolidated financial statements of Denali Incorporated and subsidiaries (the "Company") as of June 29, 1996, and June 28, 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from December 19, 1994 (date of inception) to July 1, 1995 and the years ended June 29, 1996 and June 28, 1997, and have issued our report thereon dated August 27, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Houston, Texas
August 27, 1997

                              DENALI INCORPORATED

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                CHARGED TO
                                    BALANCE AT    CHARGED TO       OTHER                      BALANCE AT
                                    BEGINNING     COSTS AND     ACCOUNTS --    DEDUCTIONS        END
                                    OF PERIOD      EXPENSES     DESCRIBE(B)    DESCRIBE(A)    OF PERIOD
                                    ----------    ----------    -----------    -----------    ----------
Fiscal Year Ended June 28, 1997
Allowance for Doubtful Accounts...     $114          $176          $575           $260           $605
Fiscal Year Ended June 28, 1996
Allowance for Doubtful Accounts...     $ 89          $ 55          $ --           $ 30           $114
Period from December 19, 1994
  (date of inception) to July 1,
  1995
Allowance for Doubtful Accounts...     $ --          $ 89          $ --           $ --           $ 89

---------------

(A) Uncollectible accounts written off, net of recoveries.

(B) Allowance for doubtful accounts resulting from the acquisition of Ershigs.

             ======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   12
Dividend Policy.......................   13
Capitalization........................   13
Dilution..............................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   22
Management............................   32
Certain Transactions..................   37
Principal Stockholders................   38
Description of Capital Stock..........   39
Shares Eligible for Future Sale.......   42
Underwriting..........................   43
Legal Matters.........................   45
Experts...............................   45
Additional Information................   45
Index to Consolidated Financial
  Statements..........................  F-1

                             ---------------------

  UNTIL DECEMBER 16, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================

             ======================================================

                                2,100,000 SHARES
                           [DENALI INCORPORATED LOGO]

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                         MORGAN KEEGAN & COMPANY, INC.
                         RAUSCHER PIERCE REFSNES, INC.
                               NOVEMBER 20, 1997
             ======================================================